UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL STATEMENTS

2024

(A free translation of the original in Portuguese)

PETROBRAS

INDEX

PETROBRAS

2

STATEMENT OF FINANCIAL POSITION

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
Assets	Notes	2024	2023	2024	2023

Cash and cash equivalents	8	20,254	61,613	3,134	2,562
Marketable securities	8	26,397	13,650	13,941	13,644
Trade and other receivables	14	22,080	29,702	129,592	77,757
Inventories	15	41,550	37,184	36,774	31,612
Recoverable income taxes	17	2,545	1,055	2,321	731
Other recoverable taxes	17	9,630	4,648	9,328	4,392
Others	21	9,599	7,603	10,817	10,253
		132,055	155,455	205,907	140,951
Assets classified as held for sale	29	3,157	1,624	3,455	2,053
Current assets		135,212	157,079	209,362	143,004

Trade and other receivables	14	7,777	8,942	6,964	8,099
Marketable securities	8	3,605	11,661	3,605	11,661
Judicial deposits	19	72,745	71,390	72,282	70,968
Deferred income taxes	17	5,710	4,672	−	−
Other recoverable taxes	17	22,301	21,861	21,742	21,516
Others	21	15,488	11,209	16,424	12,230
Long-term receivables		127,626	129,735	121,017	124,474
Investments	28	4,081	6,574	366,398	268,220
Property, plant and equipment	23	843,917	742,774	858,561	759,569
Intangible assets	24	13,961	14,726	13,772	14,563
Non-current assets		989,585	893,809	1,359,748	1,166,826

Total assets		1,124,797	1,050,888	1,569,110	1,309,830

		Consolidated		Parent Company
Liabilities	Notes	2024	2023	2024	2023

Trade payables	16	37,659	23,302	39,741	26,649
Finance debt	30	15,887	20,923	106,522	46,736
Lease liability	31	52,896	34,858	54,953	36,364
Income taxes payable	17	8,671	6,295	4,121	4,445
Other taxes payable	17	20,336	20,168	19,895	19,669
Dividends payable	32	16,452	17,134	16,334	16,947
Provision for decommissioning costs	20	10,500	9,837	10,426	9,661
Employee benefits	18	14,337	14,194	13,222	13,274
Others	21	13,652	14,596	12,045	12,252
		190,390	161,307	277,259	185,997
Liabilities related to assets classified as held for sale	29	4,418	2,621	4,418	2,621
Current liabilities		194,808	163,928	281,677	188,618

Finance debt	30	127,539	118,508	478,198	346,419
Lease liability	31	177,145	128,773	182,625	133,240
Income taxes payable	17	3,284	1,446	3,256	1,409
Deferred income taxes	17	9,100	52,820	14,254	59,000
Employee benefits	18	66,082	75,421	64,716	74,009
Provisions for legal proceedings	19	17,543	16,000	16,451	14,855
Provision for decommissioning costs	20	151,753	102,493	151,221	102,167
Others	21	10,029	9,159	10,706	9,672
Non-current liabilities		562,475	504,620	921,427	740,771
Current and non-current liabilities		757,283	668,548	1,203,104	929,389

Share capital (net of share issuance costs)	32	205,432	205,432	205,432	205,432
Capital reserve, capital transactions and treasury shares		(2,457)	(538)	(2,241)	(322)
Profit reserves	32	95,193	159,171	94,977	158,955
Accumulated other comprehensive		67,838	16,376	67,838	16,376
Attributable to the shareholders of Petrobras		366,006	380,441	366,006	380,441
Non-controlling interests	28	1,508	1,899	−	−
Equity		367,514	382,340	366,006	380,441

Total liabilities and equity		1,124,797	1,050,888	1,569,110	1,309,830

The notes form an integral part of these financial statements.

3

STATEMENT OF INCOME

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2024	2023	2024	2023

Sales revenues	9	490,829	511,994	473,547	494,372
Cost of sales	10	(244,367)	(242,061)	(237,497)	(241,098)
Gross profit		246,462	269,933	236,050	253,274

Income (expenses)
Selling expenses	10	(26,134)	(25,163)	(27,980)	(25,114)
General and administrative expenses	10	(9,931)	(7,952)	(8,509)	(6,688)
Exploration costs	26	(4,997)	(4,892)	(4,901)	(4,887)
Research and development expenses		(4,281)	(3,619)	(4,281)	(3,619)
Other taxes		(6,708)	(4,444)	(5,215)	(3,391)
Impairment losses, net	25	(9,371)	(13,111)	(9,567)	(12,950)
Other income and expenses, net	11	(44,372)	(19,930)	(43,050)	(18,791)
		(105,794)	(79,111)	(103,503)	(75,440)

Income before finance income (expenses), results in equity-accounted investments and income taxes		140,668	190,822	132,547	177,834

Net finance income (expense):	12	(82,471)	(11,861)	(101,999)	(24,679)
Finance income		10,488	10,821	12,326	10,790
Finance expense		(32,093)	(19,542)	(51,867)	(33,884)
Foreign exchange gains (losses) and inflation indexation		(60,866)	(3,140)	(62,458)	(1,585)
Results in equity-accounted investments	28	(3,467)	(1,480)	19,110	19,814
Net income before income taxes		54,730	177,481	49,658	172,969

Income taxes	17	(17,721)	(52,315)	(13,052)	(48,363)

Net income of the year		37,009	125,166	36,606	124,606
Attributable to:
Shareholders of Petrobras		36,606	124,606	36,606	124,606
Non-controlling interests		403	560	−	−
Net income of the year		37,009	125,166	36,606	124,606
Basic and diluted earnings per weighted-average of common and preferred share (in R$)	32	2.84	9.57	2.84	9.57

The Notes form an integral part of these Financial Statements.

4

STATEMENT OF COMPREHENSIVE INCOME

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2024	2023	2024	2023
Net income for the year		37,009	125,166	36,606	124,606

Items that will not be reclassified to the statement of income:

Actuarial gains (losses) on post-employment defined benefit plans	18	19,111	(17,552)	18,653	(17,260)
Deferred income tax		(2,286)	1,341	(2,280)	1,341
		16,825	(16,211)	16,373	(15,919)

Share of other comprehensive income in equity-accounted investments		−	−	438	(278)

Items that may be reclassified subsequently to the statement of income:

Unrealized gains (losses) on cash flow hedge - highly probable future exports
Recognized in equity		(85,507)	22,410	(85,507)	22,410
Reclassified to the statement of income		16,246	18,846	16,191	18,371
Deferred income tax		23,549	(14,027)	23,567	(13,866)
	33	(45,712)	27,229	(45,749)	26,915
Translation adjustments in investees (1)
Recognized in equity		81,818	(21,461)	81,813	(21,460)
		81,818	(21,461)	81,813	(21,460)

Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	28	(1,450)	1,306	(1,413)	1,620
		(1,450)	1,306	(1,413)	1,620

Other comprehensive income (loss)		51,481	(9,137)	51,462	(9,122)

Total comprehensive income		88,490	116,029	88,068	115,484
Comprehensive income attributable to:
Shareholders of Petrobras		88,068	115,484	88,068	115,484
Non-controlling interests		422	545	−	−
Total comprehensive income		88,490	116,029	88,068	115,484
(1) In the Consolidated, it includes credit effect of R$3,125 (debit effect of R$1,154, as of December 31, 2023), referring to associates and joint ventures.
The notes form an integral part of these financial statements.

5

STATEMENT OF CASH FLOWS

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Notes	2024	2023	2024	2023
Cash flows from operating activities
Net income for the year		37,009	125,166	36,606	124,606
Adjustments for:
Pension and medical benefits	18	15,788	7,695	15,350	7,494
Results of equity-accounted investments	28	3,467	1,480	(19,110)	(19,814)
Depreciation, depletion and amortization	35	67,033	66,204	69,532	69,609
Impairment of assets, net	25	9,371	13,111	9,567	12,950
Inventory write-down (write-back) to net realizable value	15	(214)	(40)	−	−
Allowance for credit loss on trade and other receivables, net		1,536	205	1,507	202
Exploratory expenditure write-offs	26	2,654	2,087	2,653	2,087
Gain on disposal/write-offs of assets	11	(1,171)	(6,511)	(795)	(5,776)
Foreign exchange, indexation and finance charges		84,138	12,707	99,933	21,176
Income taxes	17	17,721	52,315	13,052	48,363
Revision and unwinding of discount on the provision for decommissioning costs		21,107	10,132	21,062	10,106
Results from co-participation agreements in bid areas	11	(1,482)	(1,399)	(1,482)	(1,399)
Early termination and cash outflows revision of lease agreements	11	(1,938)	(2,086)	(1,954)	(2,174)
Losses with legal, administrative and arbitration proceedings, net	11	5,395	3,982	5,118	3,467
Decrease (Increase) in assets
Trade and other receivables		9,207	672	1,118	(73,648)
Inventories		(1,560)	7,926	(5,277)	7,245
Judicial deposits		1,295	(8,663)	1,560	(8,623)
Other assets		(1,020)	1,619	612	1,713
Increase (Decrease) in liabilities
Trade payables		5,517	(4,741)	4,545	(7,182)
Other taxes payable		(15,803)	(2,363)	(16,552)	(799)
Pension and medical benefits		(5,408)	(4,617)	(5,380)	(4,596)
Provisions for legal proceedings		(2,554)	(2,927)	(2,389)	(2,559)
Other employee benefits		(480)	1,726	(663)	1,468
Provision for decommissioning costs		(5,275)	(4,491)	(5,181)	(4,457)
Other liabilities		(3,896)	(2,781)	(2,758)	(2,854)
Income taxes paid		(36,400)	(50,712)	(35,128)	(49,494)
Net cash provided by operating activities		204,037	215,696	185,546	127,111
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(79,856)	(60,315)	(78,547)	(60,002)
Acquisition of equity interests		(127)	(120)	83	463
Proceeds from disposal of assets – Divestment		4,381	18,232	4,374	18,215
Financial compensation from co-participation agreements		1,951	2,032	1,951	2,032
Divestment (Investment) in marketable securities (1)		501	237	(37,470)	11,175
Dividends received (2)		787	439	2,037	2,007
Net cash (used in) provided by investing activities		(72,363)	(39,495)	(107,572)	(26,110)
Cash flows from financing activities
Changes in non-controlling interest		(509)	(14)	−	−
Financings and loans operations, net:
Proceeds from finance debt	30	12,027	10,716	230,827	124,844
Repayment of principal - finance debt	30	(35,933)	(21,080)	(136,354)	(71,686)
Repayment of interest - finance debt (2)	30	(10,276)	(9,900)	(25,473)	(21,118)
Repayment of lease liability	31	(42,672)	(31,335)	(44,178)	(32,537)
Dividends paid to Shareholders of Petrobras	32	(100,305)	(97,925)	(100,305)	(97,925)
Share repurchase program	32	(1,919)	(3,644)	(1,919)	(3,644)
Dividends paid to non-controlling interests		(387)	(253)	−	−
Net cash used in financing activities		(179,974)	(153,435)	(77,402)	(102,066)
Effect of exchange rate changes on cash and cash equivalents		6,941	(2,876)	−	−
Net change in cash and cash equivalents		(41,359)	19,890	572	(1,065)
Cash and cash equivalents at the beginning of the period		61,613	41,723	2,562	3,627
Cash and cash equivalents at the end of the period		20,254	61,613	3,134	2,562
(1) In the parent company, it includes values referring to changes in investments in FIDC-NP receivables.
(2) The company classifies dividends/interest received and interest paid as cash flow from investing activities and cash flow from financing activities, respectively.
The notes form an integral part of these financial statements.

6

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income
	Share capital (net of share issuance costs)	Capital reserve, capital transactions and treasury shares	Cumulative translation adjustment	Actuarial losses on defined benefit pension plans	Cash flow hedge – highly probable future exports	Other comprehensive income and deemed cost	Legal reserves	Retained earnings	Equity attributable to the shareholders of Petrobras	Non-controlling interests	Consolidated Shareholders’ Equity
	205,432	3,318	101,306	(27,245)	(46,258)	(2,305)	128,346	−	362,594	1,791	364,385
Balance at January 1st, 2023	205,432	3,318				25,498	128,346	−	362,594	1,791	364,385
Treasury shares	−	(3,644)	−	−	−	−	−	−	(3,644)	−	(3,644)
Capital transactions	−	4	−	−	−	−	−	−	4	(16)	(12)
Net income of the year	−	−	−	−	−	−	−	124,606	124,606	560	125,166
Other comprehensive income	−	−	(21,460)	(16,197)	27,229	1,306	−	−	(9,122)	(15)	(9,137)
Additional dividends approved at General Shareholders’ Meeting of 2023	−	−	−	−	−	−	(35,815)	−	(35,815)	−	(35,815)
Expired unclaimed dividends	−	−	−	−	−	−	−	33	33	−	33
Appropriations:
Appropriations of net income in reserves	−	−	−	−	−	−	52,220	(52,220)	−	−	−
Dividends	−	−	−	−	−	−	14,204	(72,419)	(58,215)	(421)	(58,636)
Balance at December 31, 2023	205,432	(322)	79,846	(43,442)	(19,029)	(999)	158,955	−	380,441	1,899	382,340
	205,432	(322)				16,376	158,955	−	380,441	1,899	382,340

Balance at January 1st, 2024	205,432	(322)	79,846	(43,442)	(19,029)	(999)	158,955	−	380,441	1,899	382,340
Treasury shares	−	(1,919)	−	−	−	−	−	−	(1,919)	−	(1,919)
Capital transactions	−	−	−	−	−	−	−	−	−	(511)	(511)
Net income of the year	−	−	−	−	−	−	−	36,606	36,606	403	37,009
Other comprehensive income	−	−	81,813	16,811	(45,712)	(1,450)	−	−	51,462	19	51,481
Additional dividends approved at General Shareholders’ Meeting of 2024	−	−	−	−	−	−	(36,139)	−	(36,139)	−	(36,139)
Expired unclaimed dividends	−	−	−	−	−	−	−	316	316	−	316
Appropriations:
Appropriations of net income in reserves	−	−	−	−	−	−	790	(790)	−	−	−
Dividends	−	−	−	−	−	−	(28,629)	(36,132)	(64,761)	(302)	(65,063)
Balance at December 31, 2024	205,432	(2,241)	161,659	(26,631)	(64,741)	(2,449)	94,977	−	366,006	1,508	367,514
	205,432	(2,241)				67,838	94,977	−	366,006	1,508	367,514

The notes form an integral part of these financial statements.

7

STATEMENT OF ADDED VALUE

PETROBRAS

December 31, 2024 and 2023 (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2024	2023 - Reclassified	2024	2023 - Reclassified
Income
Sales of products, services provided and other revenues	644,511	633,932	623,573	612,956
Allowance for credit loss on trade and other receivables, net	(1,536)	(205)	(1,507)	(202)
Revenues related to construction of assets for own use	77,616	52,798	76,999	52,108
	720,591	686,525	699,065	664,862
Inputs acquired from third parties
Materials consumed and products for resale	(99,730)	(96,049)	(88,886)	(83,773)
Materials, power, third-party services and other operating expenses	(135,397)	(108,019)	(138,744)	(115,888)
Tax credits on inputs acquired from third parties	(39,761)	(36,760)	(41,590)	(38,792)
Impairment of assets, net	(9,371)	(13,111)	(9,567)	(12,950)
	(284,259)	(253,939)	(278,787)	(251,403)
Gross added value	436,332	432,586	420,278	413,459
Depreciation, depletion and amortization	(67,033)	(66,204)	(69,532)	(69,609)
Net added value produced by the Company	369,299	366,382	350,746	343,850
Transferred added value
Share of profit of equity-accounted investments	(3,467)	(1,480)	19,110	19,814
Finance income	10,488	10,821	12,326	10,790
Rental, royalties and others	3,102	3,024	5,596	5,550
	10,123	12,365	37,032	36,154
Total added value to be distributed	379,422	378,747	387,778	380,004

Distribution of added value

Personnel and officers
Direct compensation
Salaries	19,676	17,382	17,485	15,501
Variable compensation	4,954	5,043	4,313	4,572
	24,630	22,425	21,798	20,073
Benefits
Short-term benefits	1,111	2,045	872	1,714
Pension plan	4,331	4,609	4,199	4,485
Medical plan	13,205	4,594	12,696	4,342
	18,647	11,248	17,767	10,541
FGTS	1,369	1,222	1,255	1,123
	44,646	34,895	40,820	31,737
Taxes
Federal (1) (2)	121,988	132,688	118,516	128,503
State	63,097	47,649	62,430	47,008
Municipal	715	698	255	187
Abroad (1)	4,459	2,665	−	−
	190,259	183,700	181,201	175,698
Financial institutions and suppliers
Interest, and exchange and indexation charges	101,428	29,106	122,791	41,893
Rental and leases	6,080	5,880	6,360	6,070
	107,508	34,986	129,151	47,963
Shareholders
Dividends	14,091	52,918	14,091	52,918
Interest on capital	22,041	19,501	22,041	19,501
Non-controlling interests	403	560	−	−
Profit retention	474	52,187	474	52,187
	37,009	125,166	36,606	124,606
Added value distributed	379,422	378,747	387,778	380,004
(1) Includes production taxes. (2) As of December 31, 2024 and 2023, includes amounts referring to deferred income tax and social contribution as per Note 17.1.
The notes form an integral part of these financial statements

8

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro SA – Petrobras, hereinafter referred to as “Petrobras” or “company”, is a mixed capital company, under the control of the Federal Government, with an indefinite term, governed by the rules of private law - in general - and, specifically, by the Law No. 6,404, of December 15, 1976 (Brazilian Corporation Law), by Law No. 13,303, of June 30, 2016 (State-owned Companies' Legal Statute), by Decree No. 8,945, of December 27, 2016, and by its Bylaws.

Petrobras’ shares are listed on the Brazilian stock exchange (B3) in the Level 2 Corporate Governance special listing segment and, therefore, the Company, its shareholders, its managers and fiscal council members are subject to provisions under its regulation (Level 2 Regulation - Regulamento de Listagem do Nível 2 de Governança Corporativa da Brasil Bolsa Balcão – B3). These Regulations shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of public offerings provided for in the Company's Bylaws, except in certain cases, due to a specific rule.

The Company is dedicated to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities.

Petrobras may perform any of the activities related to its corporate purpose, directly, through its wholly-owned subsidiaries, controlled companies, alone or through joint ventures with third parties, in Brazil or abroad.

The economic activities linked to its corporate purpose will be developed by the company, in a free competition with other companies, according to market conditions, observing the other legal principles and guidelines, such as the Petroleum Law (Law No. 9,478/97) and the Gas Law (Law nº 14.134/21). However, Petrobras may have its activities, as long as they are in line with its corporate purpose, guided by the Union, in order to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy, when:

I – established by law or regulation, as well as under agreements provisions with a public entity that is competent to establish such obligation, abiding with the broad publicly stated of such instruments; and

II – the cost and revenues thereof have been broken down and disseminated in a transparent manner.

In this case, the Company’s Investment Committee and Minority Shareholders Committee will evaluate and measure the difference between market conditions and the operating result or economic return of the obligation assumed by the company, in such a way that the Union compensates, for each fiscal year, the difference between market conditions and the operating result or economic return of the assumed obligation.

1.1. Highlights of the year

Petrobras presented positive operational results in 2024, generating value for society and its shareholders. The debt was within the gross debt level established in the Strategic Plan 2024-2028 (SP 24-28), reaching US$ 60 billion.

Total oil and gas production in 2024 was 2.7 million barrels of oil equivalent per day (boed), within the target established in SP 24-28. The main factors that resulted in this operational performance were: i) entry into operation of two new platforms in the pre-salt layer - FPSO Maria Quitéria in the Jubarte field and the FPSO Marechal Duque de Caxias in the Mero field; ii) reaching the maximum oil production capacity of the FPSO Sepetiba platform, in the Mero field; and (iii) start of commercial operation of the Natural Gas Processing Unit (UPGN), located at the Boaventura Energy Complex in Itaboraí, Rio de Janeiro. These factors offset the reduction in production due to maintenance stoppages, the decline of mature fields.

9

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2024, according to SEC - Securities and Exchange Commission criteria, the company maintained the trajectory of significant addition of reserves, focusing on profitable assets and aligned with the search for a fair energy transition. The incorporation occurred mainly due to the continued development of the Atapu and Sépia Fields and of the performance of the assets, with emphasis on the Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin. There were no relevant changes in reserves resulting from changes in the price of oil (more details in Additional information on oil and natural gas exploration and production activities – unaudited).

Petrobras also estimates reserves according to the ANP/SPE criteria (National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers). As of December 31, 2024, proven reserves according to this criterion reached 11.7 billion barrels of oil equivalent. The main differences between the two criteria are detailed in note 4.1.

The cash provided by operational activities, besides the proceeds from finance debt and the other sources of funds were used for Property, Plant and Equipment (note 23), debt service fulfillment (that includes the prepayment of securities in the international capital market and the amortization of leases (notes 30 and 31), and used for payment of dividends (note 32).

The proposed allocation of the result to be submitted for deliberation at the 2025 Ordinary General Meeting, which considers the distribution of dividends for the 2024 financial year, is in line with the shareholder remuneration policy (note 32).

10

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Gross debt in reais was impacted mainly by the 27.9% devaluation of the real against the dollar in 2024 (note 7).

The financial result in 2024 was mainly influenced by the loss with exchange rate variation of the real against the dollar and by the financial expenses from the enrollment to the tax settlement program, reflecting the charges and financial updates (notes 12 and 33).

In litigation, the highlight of the year was the reduction of non-accrued tax contingencies, due to the enrollment to the tax settlement program involving CIDE and PIS/COFINS on Imports (notes 19 and 23).

11

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The annual review of actuarial liabilities with post-employment benefit plans reflected a decrease in liabilities, recognized as a counterpart in shareholders’ equity, resulting from the increase in the discount rate applied to actuarial obligations, offset, in part, by the return on guaranteeing assets marked to market and the variation of the hospital medical costs, in addition to recognition in the result of the past service cost due to the change in the health plan's funding relationship (note 18).

The review of the economic, financial and operational assumptions of Business Plan 25-29, which includes the project portfolio and reserve estimates, supported the review of the provision for decommissioning areas for the year 2024 (note 20), in addition to the devaluation of Real against the U.S. dollar. Such assumptions also impact recoverability tests (note 25). The review of the provision for decommissioning areas generated an increase in liabilities as a counterpart to property, plant and equipment (note 23) to the crude oil fields in operation and other operating expenses, mainly referring to fields in the process of being returned (note 11).

The wealth generated by the company in 2024, in the amount of R$380 billion (R$378 billion in 2023), was distributed as follows:

12

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In addition, Petrobras' financial statements in US dollars, converted based on Technical Pronouncement CPC 02 – “Effects of Changes in Exchange Rates and Conversion of Financial Statements” (IAS 21), are also disclosed and filed. The table below presents the main information in millions of dollars:

	Consolidated
	2024	2023
Sales revenues	91,416	102,409
Gross profit	45,972	53,974
Income before finance income (expenses), results in equity-accounted investments and income taxes	26,876	38,033
Net income for the year – Petrobras’ shareholders	7,528	24,884
Cash and cash equivalents	3,271	12,727
Property, plant and equipment	136,285	153,424
Finance debt and leases – current and non-current	60,311	62,600
Shareholders’ equity	59,349	78,975
Cash flow from operating activities	37,984	43,212
Cash flow from investing activities	(13,369)	(7,955)
Cash flow from financing activities	(33,088)	(30,700)

2.	Basis of preparation and presentation of financial statements

The consolidated and individual (Parent Company) financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), and with the pronouncements issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) that were approved by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

All relevant information related to financial statements, and only them, are presented and corresponds to the information used by the Company’s Management.

The financial statements have been prepared under the historical cost convention, except when otherwise indicated.

In preparing these financial statements, Management used judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The relevant estimates and judgments that require a higher level of complexity are disclosed in note 4.

The Company's Board of Directors, at a meeting held on February 26, 2025, authorized the disclosure of these financial statements.

2.1.	Statement of added value

Brazilian corporate law requires publicly-held companies to prepare a Statement of Added Value and disclose it as an integral part of the set of financial statements.

13

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

This statement aims to present information relating to the wealth created by the company and the way in which such wealth was distributed and is presented as supplementary information for IFRS purposes.

This statement was prepared in accordance with Technical Pronouncement CPC 09 (R1) - Statement of Added Value, reviewed in February 2024 and approved by CVM Resolution 199/24.

The review generated a restatement of the Statement of Added Value between components of the wealth created (revenue, inputs acquired from third parties and depreciation, depletion and amortization) without affecting the net added value produced by the company, as follows:

	Consolidated			Parent Company
	Disclosed on 12.31.2023	CPC 09 (R1) Effect	Restated 12.31.2023	Disclosed 12.31.2023	CPC 09 (R1) Effect	Restated 12.31.2023
Revenues	694,684	(8,159)	686,525	673,061	(8,199)	664,862
Inputs acquired from third parties	(252,282)	(1,657)	(253,939)	(249,786)	(1,617)	(251,403)
Gross added value	442,402	(9,816)	432,586	423,275	(9,816)	413,459
Depreciation, depletion and amortization	(76,020)	9,816	(66,204)	(79,425)	9,816	(69,609)
Net added value produced by the company	366,382	−	366,382	343,850	−	343,850

The main changes introduced by CPC 09 (R1) that impacted the company's Statement of Added Value were:

•	Adjustments to the net realizable value of inventories – they are no longer presented as inputs acquired from third parties and are now disclosed as other revenues;
•	Depreciation, depletion and amortization – the portion capitalized in the company's assets is no longer presented as revenue related to the construction of assets for use and the portion used in liabilities for decommissioning areas is no longer presented as inputs acquired from third parties. Thus, depreciation, depletion and amortization now represent the amounts recognized in the statement of income for the period and normally used to reconcile the cash flow from operating activities and the net income.
2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of the direct controlled entities that operate in the international economic environment is the U.S. dollar.

The statements of income and cash flow of investees, with a functional currency other than the Parent Company, are converted into reais at the average monthly exchange rate, assets and liabilities are translated at the final rate and other items of shareholders' equity are converted at the historical rate.

Exchange variations on investments in subsidiaries and affiliates, with a functional currency different from the Parent Company, are recorded in shareholders' equity, as a cumulative translation adjustment, and are transferred to the statement of income when investments are sold.

3.	Material accounting policies

For a better understanding of the recognition and measurement basis applied in the preparation of the financial statements, the accounting practices are presented in the respective notes that deal with the topics of their applications.

4.	Key estimates and judgements

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions. Next is presented: (i) key judgments; and (ii) the main sources of uncertainty with a significant risk of causing material adjustments to the company's accounting estimates over the next fiscal year.

14

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

4.1.	Recognition of exploration costs and oil and natural gas reserves estimates

After obtaining the legal rights to explore a specific area, the Company uses the successful efforts method to recognize costs incurred in connection with the exploration and evaluation of mineral resources, before demonstrating technical and commercial feasibility of extracting those resources. This method requires a direct relationship between costs incurred and mineral resources for these costs to be characterized as assets. The types of exploration costs and their respective recognition are presented in note 26.

The moment in which the technical and commercial feasibility of extracting a mineral resource is determined requires management judgments. An internal commission of technical executives of the Company periodically reviews the conditions of each well, by analysis of geological, geophysical and engineering data, as well as economic conditions, operating methods and government regulations.

The Company considers that the technical and commercial feasibility of a mineral resource can be demonstrated when the project has all the necessary information to characterize the reservoir as a proved reserve. Costs associated with non-commercial mineral resources are recognized as expenses in the period when identified.

According to the definitions prescribed by the SEC, proved oil and natural gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically feasible from a given date, from known reservoirs and under existing economic conditions, operating methods and government regulation.

The Company also determines reserves according to the criteria of the National Agency for Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers (ANP/SPE). The main differences between these criteria and the SEC criterion are related to the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criteria, the volumes expected to be produced beyond the concession contract expiration date in fields in Brazil, according to the ANP technical reserves regulations.

4.2.	Impairment testing
4.2.1.	Main sources of estimation uncertainty related to impairment testing

Impairment testing involves uncertainties mainly related to: (a) the average Brent prices and to the Brazilian real/U.S. dollar average exchange rate, whose estimates are relevant to virtually all of the Company's operating segments; (b) discount rates; and (c) estimated proved and probable reserves (according to the criteria established by the ANP/SPE). A significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment testing. Value in use is the present value of expected future cash flows expected to arise from an asset or cash-generating unit.

A sensitivity analysis for assets or CGUs most sensitive to future impairment losses or reversals in the next year is presented in note 25.

Average Brent prices and average exchange rate

The markets for crude oil and natural gas have a history of significant price volatility and, although prices can drop or increase precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Brent prices and exchange rate projections are derived from the Strategic Plan and are consistent with market evidence, such as independent macro-economic forecasts, industry analysts and experts. Backtesting analysis and feedback processes in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as the effects of the Organization of the Petroleum Exporting Countries (OPEC) decisions on the oil market, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the Brazilian Real/U.S. dollar exchange rate.

The process of projecting Brazilian Real/U.S. dollar exchange rate is based on econometric models that consider long-term assumptions involving observable inputs, such as commodity prices, country risk, interest rates in the United States and the value of the U.S. dollar relative to a basket of foreign currencies (U.S. Dollar Index – USDX).

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment losses or reversals on certain assets or CGUs. For example, the Company’s sales revenues and refining margins are directly impacted by Brent price variations, as well as Brazilian Real/U.S. dollar exchange rate variations, which also impacts our capital and operating expenditures.

Note 25 presents Brent prices and exchange rate estimates adopted by the Company.

15

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Discount rates

The discount rates used in impairment tests reflect specific risks associated with the estimated cash flows of the assets or CGUs. For example, changes in the economic and political environment may result in higher country risk projections, causing increases in the discount rates used in impairment tests, as well as investment decisions that result in the postponement or interruption of projects considering specific risks related to non-completion or delayed start of operations.

Note 25 presents the main discount rates applied in impairment tests.

Estimated proved and probable reserves

Reserves estimates, according to the criteria established by the ANP/SPE (as set out in note 4.1) are revised at least annually, carried out based on the re-evaluation of pre-existing data and/or new information available related to the production and geology of the reservoirs, as well as changes in prices and costs used in the estimates. Revisions may also result from significant changes in the Company’s strategy for development projects or in the production capacity.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a sort of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

4.2.2.	Identifying cash-generating units for impairment testing

A cash-generating unit (CGU) represents the smaller identifiable group of assets that generate cash inflows, which are largely independent of the cash inflows of other assets or groups of assets. Identifying CGUs requires management assumptions and judgment, based on the Company’s business and management model. The level of asset disaggregation in CGUs can reach the limit of assets being tested individually.

Changes in CGUs resulting from the review of investment, strategic or operational factors, may result in changes in the interdependencies of assets and, consequently, alter the aggregation or breakdown of assets that were part of certain CGUs, which may influence their ability to generate cash and cause additional losses or reversals in the recovery of such assets. If the approval for the sale of a CGU’s component occurs between the reporting date and the date of the issuance of the consolidated financial statements, the Company reassesses whether the value in use of this component, estimated with the information existing at the reporting date, reasonably represents its fair value, net of sales expenses. Such information must include evidence of the stage at which management was committed to the sale of the CGU’s component.

The primary considerations in identifying the CGUs are set out as follows:

a)	Exploration and Production CGUs:
i)	Crude oil and natural gas producing properties: comprise assets related to exploration and production development of a field or a cluster (group of two or more fields) in Brazil and abroad. At December 31, 2024, there are 30 fields and 15 clusters representing different Exploration and Production CGUs in Brazil.
ii)	Equipment not related to crude oil and natural gas producing properties: comprise assets that ceased to operate, such as platforms, drilling rigs and other assets which are not part of any CGU and are assessed for impairment separately.
b)	Refining, transportation and marketing CGUs:

i) CGU Set of refining and logistics assets: comprises refineries, terminals and pipelines, as well as logistics assets operated by Transpetro. The combined and centralized operation of such assets aims at serving the market at the lowest overall costs and preserving the strategic value of the whole set of assets in the long term. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. Refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sale prices of oil products. Operational decisions are analyzed through an integrated model of operational planning for market supply, considering all the options for production, imports, exports, logistics and inventories, seeking to maximize the Company’s global performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports the entire planning, used in technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or a mix of oil products, define market supply (area of influence), aiming at achieving the best integrated results. Pipelines and terminals are a complementary and interdependent portion of the refining assets, required to supply the market.

16

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

ii) CGU Boaventura Energy Complex - Utilities: composed of assets that supports the natural gas processing plant (UPGN) of the route 3 integrated project;

iii) CGU Boaventura Energy Complex - Refining: set of assets that remain in hibernation and are being evaluated for use in other projects.

iv) CGU Second Refining Unit of RNEST: comprises assets of the second refining unit of Abreu e Lima refinery and associated infrastructure;

v) CGU Transportation: comprises assets relating to Transpetro’s fleet of vessels;

vi) CGU Hidrovia: comprises the fleet of vessels under construction of the Hidrovia project (transportation of ethanol along the Tietê River);

vii) Nitrogen fertilizer plants: each plant represents individual CGUs, wheter it is hibernated or in operation; and

viii) Other RT&M CGUs: valued at the smallest identifiable group of assets that generate cash inflows independent of cash inflows from other assets or other groups of assets.

c)	Gas and Low Carbon Energies CGUs:

i) CGU Integrated Systems: set of assets formed by natural gas processing plants in Itaboraí, Cabiúnas and Caraguatatuba, grouped together due to the contractual characteristics of the Integrated Processing System and the Integrated Transportation System;

ii) CGUs of Natural Gas Processing Plants: each remaining natural gas processing plant represents a separate CGU;

iii) CGU Set of thermoelectric power generation plants (UTEs): the operation and trade of energy of this CGU are carried out and coordinated in an integrated manner. The economic results of each of these plants in the integrated portfolio are highly dependent on each other, due to operational optimization aimed at maximizing the overall result;

iv) CGU Biodiesel: set of assets comprising the biodiesel plants, reflecting the production planning and operation process, that takes into consideration domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply;

v) CGU Quixadá: comprises the assets of biofuel plant located in the city of Quixadá, state of Ceará;

vi) Other G&LCE CGUs: valued at the smallest identifiable group of assets that generate cash inflows independent of cash inflows from other assets or other groups of assets.

Further information on impairment testing is set out in note 25.

4.3.	Sources of estimation uncertainty related to depreciation, depletion and amortization

As presented in note 23, assets directly related to the oil and gas production are depleted using the units of production method, calculated by monthly production over the respective developed proved reserves, except for the signature bonuses, which are calculated over total proved reserves.

Proved developed reserves are those for which recovery can be expected: (i) through existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through extraction equipment and operational infrastructure installed at the time of the reserves estimate, if the extraction is carried out by means that do not involve a well.

Estimates of proved reserves volumes used in the units of production method are prepared by Company’s technicians according to the SEC definitions (as described in note 4.1). Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets. Information on uncertainties related to reserve volume estimates are presented in note 4.1.

Therefore, assuming all other variables remain constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

17

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

4.4.	Sources of estimation uncertainty related to pension plan and other post-employment benefits

The net actuarial liability represents the Company's actuarial obligations, net of fair value of plan assets (when applicable), at present value, as described in note 18.3.2.

The actuarial obligations and net expenses related to defined benefit pension and health care post-employment plans are computed based on several financial and demographic assumptions, of which the most significant are:

a) Discount rate: comprises the projected future inflation in addition to an equivalent discounted interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

b) Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converged to the general price inflation index within 30 years.

In conjunction with other actuarial assumptions, the discount rate and rate of variation of medical and hospital costs are reviewed annually and may differ from actual results due to changes in market and economic conditions.

The measurement uncertainties associated with the defined benefit obligation and a sensitivity analysis of discount rates and changes in medical costs are disclosed in notes 18.3.6 and 18.3.7, respectively.

4.5.	Sources of estimation uncertainty related to provisions for legal proceedings and contingencies

The Company is part in arbitrations and in legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its business and makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments from legal advisors and on management’s assessment.

These estimates are performed individually, or aggregated if there are cases with similar characteristics, primarily considering factors such as assessment of the plaintiff’s demands, consistency of the existing evidence, jurisprudence on similar cases and doctrine on the subject. Specifically for lawsuits by outsourced employees, the Company estimates the expected loss based on a statistical procedure, due to the number of actions with similar characteristics.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes on the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

Note 19 provides further detailed information about contingencies and legal proceedings.

4.6.	Sources of estimation uncertainty related to decommissioning costs

The Company has legal obligations to remove equipment and restore onshore and offshore areas at the end of operations. Its most significant asset removal obligations relate to offshore areas. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation. The timing of abandonment and dismantling of areas is based on the length of reserves depletion, in accordance with the ANP/SPE definitions. Therefore, revisions to reserves estimates that result in changes in the timing of reserves depletion may impact the provision for decommissioning cost. For additional information about revisions to the Company’s reserves estimates, see note 4.1.

These obligations are recognized at present value, using a risk-free discount rate, adjusted to the Company's credit risk. Changes in the discount rate can cause significant variations in the recognized amount, due to the long-term nature until abandonment.

The calculation to determine the amounts to be provisioned are complex, since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations. Additionally, abandonment costs are mostly denominated in foreign currency, which may result in significant changes in the estimates due to changes in the exchange rates overtime.

The Company constantly conducts studies to incorporate technologies and procedures to optimize the process of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

In the event of a total or partial sale of an interest in Exploration and Production agreements, the company remains jointly and severally liable for decommissioning costs of areas after production has ceased, if the purchaser fails to comply with this obligation, as determined by the ANP.

18

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The sensitivity analysis of discount rates and other information on provision for decommissioning costs are presented in note 20.

4.7.	Sources of estimation uncertainty related to leases

The Company uses incremental borrowing rates to determine the present value of the lease payments, when the interest rate implicit in the lease cannot be readily determined.

The determination of incremental rates requires estimates based on corporate funding rates (obtained from the yields on bonds issued by Petrobras), which take into account the risk-free rate and the Company's credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, guarantees, currency and duration of the payment flow.

The present value of lease liabilities is determined based on the incremental rates estimated at the start date of each lease. Therefore, even in cases where lease agreements have similar characteristics, their cash flows may be discounted at significantly different incremental rates depending on the Company's corporate funding rates on the start date of each lease.

Note 31 presents information on lease arrangements by class of underlying assets.

4.8.	Sources of estimation uncertainty related to cash flow hedge accounting involving the Company’s future exports

The Company determines its “highly probable future exports” based on its current Business Plan and on short-term estimates on a monthly basis. The highly probable future exports are determined by a percentage of projected exports revenues.

The estimate of the amount of highly probable future exports considers future uncertainty regarding the Brent oil prices, oil production and demand for products in a model which optimizes the Company's operations and investments, in addition to considering the historical profile of exported volume in relation to total oil production.

As described in note 33.4.1, foreign exchange gains and losses relating to the effective portion of hedging instruments are recognized in other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income. However, if future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

For the long-term, future exports forecasts are reviewed whenever the Company reviews its Strategic Plan assumptions, while for the short-term future exports are reviewed monthly. The approach for determining highly probable future exports is reviewed annually, at least.

See note 33.4.1 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

4.9.	Sources of estimation uncertainty related to income taxes

Income taxes rules and regulations may be interpreted differently by tax authorities, and situations may arise in which these interpretations differ from the Company's understanding.

Uncertainties over income taxes treatments represent the risks that the tax authority does not accept a certain tax treatment applied by the Company, mainly related to different interpretations of deductions and additions to the income taxes (Imposto de Renda sobre Pessoa Jurídica - IRPJ and Contribuição Social sobre Lucro Líquido – CSLL) calculation basis. The Company evaluates each uncertain tax treatment separately or in a group where there is interdependence in relation to the expected result.

The Company estimates the probability of acceptance of an uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions which may affect the analysis of the fundamentals of uncertainty. The tax risks identified are evaluated, treated and, when applicable, follows a pre-determined tax risk management methodology.

If it is probable that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements are consistent with the tax records and, therefore, no uncertainty is reflected in the measurement of current or deferred income taxes. If it is not probable that the tax authorities will accept an uncertain tax treatment, the uncertainty is reflected in the measurement of current or deferred income taxes in the financial statements.

19

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

To the extent that the Company concludes that it is unlikely that the tax authorities will accept an uncertain tax treatment, the amounts recorded in the financial statements must reflect this uncertainty in the measurement of current or deferred income taxes.

The effect of uncertainty for each uncertain tax treatment is estimated by using the method that provides the best prediction of the resolution of the uncertainty. The most probable amount method provides as an estimate the single most probable amount in a set of possible outcomes, while the expected amount method represents the sum of the amounts weighted by the probability in relation to a range of possible outcomes.

Additional information on uncertainty over income taxes treatments is disclosed in Note 17.1.

4.10.	Sources of estimation uncertainty related to expected credit losses

Credit losses correspond to the difference between all contractual cash flows owed to the Company and all cash flows that the entity expects to receive, discounted at the original effective interest rate. The expected credit loss of a financial asset corresponds to the average of expected credit losses weighted by the respective default risks.

Expected credit losses on financial assets are based on assumptions relating to risk of default, the determination of whether or not there has been a significant increase in credit risk, expectation of recovery, among others. The Company uses judgment for such assumptions in addition to information from credit rating agencies and inputs based on collection delays.

Notes 14.2 and 14.3 provide details on the expected credit losses recognized by the Company.

4.11.	Sources of estimation uncertainty related to the compensation for the surplus volume for the Transfer of Rights Agreement

As a result of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement under the Production Sharing regime, the Company signed amendments and new agreements in 2022 with partners in the Atapu and Sépia fields. These agreements provide, in addition to the compensation already received upon signature, possible additional amounts receivable that may be owed to the Company, according to the conditions described in note 29.3.

Additionally, over the last few years the Company has sold assets considered non-strategic and established partnerships in E&P assets aiming, among other objectives, at sharing risks and developing new technologies. Such transactions were carried out through partnerships (note 27) and divestments, with procedures aligned with current legislation and regulatory bodies. In some of these transactions, contingent receipts are also provided for, subject to contractual clauses (note 29.3).

5.	Climate Change

Climate change may result in both negative and positive effects for the Company. Potential negative effects of climate change for the Company are referred to as climate-related risks (climate risks). Conversely, potential positive effects arising from climate change for the Company are referred to as climate-related opportunities.

Climate risks are categorized as: (i) climate-related transition risks (transition risks); and (ii) climate-related physical risks (physical risks).

5.1.	Potential effects of climate risks on accounting estimates

Accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty.

The following information used in relevant accounting estimates of the Company is largely determined based on the assumptions and projections of the Petrobras Business Plan (PN):

•	value in use for impairment of assets testing purposes (note 4.2.1);
•	timing and costs used in measuring the provision for decommissioning costs (note 4.6);
•	highly probable future exports used in cash flow hedge accounting involving the Company’s future exports (note 4.8); and
•	useful life of PP&E and intangible assets used in measuring depreciation, depletion and amortization expenses (notes 23 and 24).

20

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As specified in the following topic, the company considered the impacts related to climate risks in its Business Planning approved by the Board of Directors, updated each year, which includes actions to achieve its climate commitments and its ambition to neutralize its net operational emissions of Greenhouse Gases (GHG) (scopes 1[1] and 2[2]) by 2050.

The ambition and commitments above do not constitute guarantees of future performance by the company and are subject to assumptions that may not materialize and to risks and uncertainties that are difficult to predict.

a)	Transition risk to low carbon economy

Transition risks arise from efforts to the transition to a low-carbon economy. In this category, the Company has identified the following risks that can reasonably be expected to affect its cash flows, access to financing or cost of capital:

Risk	Description	Time length (2)
Market	Increased demand for low-carbon energy and products and preference for fossil fuels with lower greenhouse gas (GHG) intensity in production processes, leading to reduced demand for oil and a consequent drop in the prices of fossil fuels. In Brazil, demand for our products may be affected, for example, by increased demand for alternative fuels, also stimulated by Public Policies integrated into the Fuel of the Future Law (1), among others.	Medium and long-term
Technological	Loss of competitiveness due to the non-implementation or implementation of ineffective or ineffective technologies to reduce emissions from our operations and products.	Medium and long-term
Regulatory	Establishment of stricter regulatory requirements regarding the control of GHG emissions and other requirements related to climate change, which may cause operational restrictions and financial penalties for our activities. In Brazil, an example is the regulation for the adoption of a carbon pricing instrument, considering the provisions of Law 15.042/2024, which institutes the Brazilian Greenhouse Gas Emissions Trading System (SBCE), resulting in additional costs for our operations.	Medium and long-term
Legal and Reputational	Litigation and/or reputational damage due to non-compliance with climate commitments.	Medium-term

(1) Legislation that aligns a series of initiatives to stimulate and guide the production of biofuels and reduce greenhouse gas emissions – GHG, including the National Sustainable Aviation Fuel Program (ProBioQAV), the National Green Diesel Program (PNDV) and the National Program for Decarbonization of Natural Gas Producers and Importers and for Incentive to Biomethane. Furthermore, it changes the maximum and minimum limits for the anhydrous ethanol blend content in gasoline and the biodiesel blend content in diesel oil and provides for the regulation and inspection of carbon dioxide capture and geological storage activities and the regulation of the production and sale of synthetic fuels. It also promotes the integration of initiatives and measures adopted within the scope of the National Biofuels Policy (RenovaBio), the Green Mobility and Innovation Program (Mover Program), the Brazilian Vehicle Labeling Program (PBEV) and the Vehicle Emissions Control Program (Proconve).

(2) Criteria adopted for the time horizon: short term (1 year), medium term (between 1 and 5 years) and long term (after 5 years).

The risks above were considered in the development of the Company's Business Plan 2025-2029 (PN 25-29). Such consideration was based on the following external environment assumptions that reflect the dynamics of the energy sector:

•	Moderate economic growth compared to the recent past;
•	Shifts in consumption habits and behaviors;
•	Public policies focusing on mobility, air quality and adaptation of urban infrastructure to climate change;
•	International coordination in efforts to reduce GHG emissions;
•	Regulations in favor of energy transition and decarbonization, which will drive the reduction of fossil fuel consumption; and
•	Diffusion of end-use technologies that reduce the need for fossil fuel consumption.

[1] Direct GHG emissions that occur from sources that are owned or controlled by the company.

[2] GHG emissions from the generation of purchased electricity and steam consumed by the company, which occur at the facilities where the electricity and steam are generated.

21

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

As a result of this, demand and prices, both domestic and international, of the main products considered in the Strategic Plan 25-29 are negatively affected.

In 2024, the Company adopted three distinct scenarios that are used for different purposes in its planning activities. These scenarios are called Adaptation, Negotiation, and Commitment. In all of them, there is a slowdown and subsequent contraction of fossil fuel sources. The Negotiation scenario, which is used as a reference scenario for quantifying the Company's Business Plan, considers that fossil fuels, which currently represent approximately 80% of primary energy sources of the world matrix, will represent around 48% by 2050. The share of oil will decrease from the current 30% to around 20% of the world's primary energy sources.

The Brent price considered in the reference scenario of the Business Plan decreases from US$80 per barrel in 2024 to US$65 per barrel in 2050. For additional information about the behavior of the Brent price, considered in the Company's Business Plan reference scenario, please see note 25. The following table compares the oil price used in the reference scenario of the Strategic Plan for the years 2030 and 2050 with those projected in the Announced Pledges Scenario (APS) and Net Zero Emission (NZE) scenarios by the International Energy Agency (IEA), even if they are not used corporately by the company:

Brent price US$/Barrel	2030	2050
PN	65	65
APS	72	58
NZE	42	25

According to the IEA, the APS scenario considers that all climate commitments made by governments around the world, including Nationally Determined Contributions (NDCs), as well as long-term net-zero targets, will be met in full and on time, with an increase of approximately 1.7oC in temperature by 2100 (with a 50% probability of occurrence). As for the NZE scenario, according to the IEA, it presents a pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, consistent with limiting the temperature increase to 1.5 °C (with at least a 50% probability of occurrence).

The Business Plan also includes Company's actions to achieve the carbon sustainability commitments, such as low-carbon Research and Development (R&D) projects and decarbonization projects for operations. These actions aim to address transition risks as well as reflect climate opportunities.

The Company's accounting estimates did not incorporate the effect of carbon pricing. Currently, due to uncertainties regarding the implementation and dynamics of the carbon market in Brazil, the Company considers it necessary to await the regulation of Law No. 15,042 of 2024, which establishes the Brazilian Greenhouse Gas Emissions Trading System (SBCE). This regulation will provide the necessary and sufficient details to reliably and reasonably assess the impact on the cash flows of Petrobras's assets and its CGUs.

a.1) Potential effects on the value in use in impairment tests

When measuring the value in use of its assets, the Company bases its cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions.

A faster transition to a low-carbon economy than projected in the Business Plan could result in Brent prices and demand for the Company’s products that are lower than the ones considered to estimate the value in use of the Company’s assets for impairment testing purposes.

The reduction in the value in use of the Company's assets may result in the recognition of losses due to the non-recoverability of the carrying amounts of these assets.

Given that the oil price is a variable that decisively influences the recoverable amount of assets, the Company carried out a sensitivity analysis of the effect of using the Brent prices considered in the APS and NZE scenarios, for the impairment test of the Company's E&P assets in Brazil.

Using the prices in the APS and NZE scenarios to perform a sensitivity analysis on projected gross revenues deducted of production taxes, net of income taxes, and keeping unchanged all other components, variables, assumptions and data for calculating the recoverable amount, the Company's E&P segment, regarding the impairment loss recognized by the Company, as disclosed in note 25, would have additional impairment reversal of R$ 2,710 in the APS scenario and additional impairment losses of R$ 69,505 in the NZE scenario, concentrated in the Campos basin fields.

The Company does not consider this sensitivity analysis, based on APS and NZE Brent price scenarios, to be the best estimates to determine expected effects on the recoverable amount of assets, sales revenues or net income.

22

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Considering that the Company did not incorporate in its accounting estimates the carbon price effects, the Company carried out a sensitivity analysis of the effect of GHG emissions pricing costs on the impairment test of assets in the E&P segment in Brazil, considering a monetary charge per ton of CO2 emission starting from 2030, and the existence of free emission allowances.

In this context, using a base price of US$ 10/CO2 in 2030, US$ 49.7/CO2 in 2035, US$ 68/CO2 in 2040, US$ 84.8/CO2 in 2045, and US$ 100.3/CO2 in 2050, including gradual emission exemptions, to simulate additional cash outflows (net of income taxes), and keeping all other components, variables, assumptions and data for the calculation of recoverable amount unchanged, the E&P segment of the Parent Company would have an additional R$ 1,439 impairment loss.

The Company does not consider this sensitivity analysis of the effect of greenhouse gas emissions pricing costs on the impairment test of assets to be the best estimate to determine expected effects on the recoverable amount, neither the estimated effects on expenses nor net income.

a.2) Potential effects on decommissioning costs

Due to its operations, the Company has legal obligations to remove equipment and restore onshore and offshore areas. On December 31, 2024, the provision for decommissioning costs recognized by the Parent Company totaled R$ 161,647, as set out in Note 20. On an undiscounted basis the nominal amount would be R$ 321,709.

The estimated timing used by the Company to account for decommissioning costs are consistent with the useful lives of the related assets. The average decommissioning period of oil and gas assets weighted by the carrying amounts of such assets is 14 years.

During 2024, there were no issuances of government regulations related to climate matters that changed or had potential to change the period for decommissioning the Parent Company's assets, as well as no identification any triggers that would accelerate the expected dates for decommissioning the Company's assets due to the Company’s climate goals and ambition to neutralize GHG emissions in activities under its control (scopes 1 and 2) by 2050.

A transition to a low-carbon economy that is faster than anticipated by the Company may accelerate the timing to remove equipment and restore onshore or offshore areas. Such acceleration would increase the present value of the decommissioning obligations recognized by the Company.

To illustrate the effect of a possible acceleration of the transition to a low-carbon economy, the Company estimates that the provision for decommissioning costs would increase by R$ 6,786, R$ 22,001 and R$ 36,612 if the timing currently used were brought forward by one, three and five years, respectively. This sensitivity analysis assumed that all other components, variables, assumptions and data for calculating the provision remained unchanged. The year ranges used are not intended to be predictions of likely future events or outcomes.

a.3) Potential effects on “highly probable future exports” used in cash flow hedge accounting involving the Company's future exports

A transition to a low-carbon economy that is faster than it was anticipated by the Company may negatively effect the Company's future exports. Such effect may result in certain exports, whose foreign exchange gains or losses were designated for hedge accounting, no longer be considered highly probable, but remain forecasted, or, depending on the magnitude of the transition and its speed, cease to be considered forecasted. The consequences of such effects are described in the accounting policy of note 33.4.1 (a) involving the Company's future exports.

The calculation of “highly probable future exports” is based on the projected exports in the Business Plan, as set out in note 4.8. The Company considers only a portion of its projected exports as “highly probable future exports”. When determining future exports as highly probable, and therefore eligible as a hedged item for application of cash flow hedge accounting, the Company considers the effects related to the transition to a low-carbon economy. Carbon prices were not incorporated in such estimates.

Based on Brent prices, constant in the APS and NZE scenarios, sensitivity analyses were prepared to determine the need to reclassify exchange rate variations recorded in equity to the income statement. This sensitivity simulated a new future cash flow from exports, changing only the price variable, while keeping all other components, variables, assumptions and data unchanged. In this sensitivity analysis, it was found that it would be necessary to reclassify exchange rate losses recorded in equity to the income statement, estimated at R$61 only in the NZE scenario.

The simulations used to perform such sensitivity analysis, based on Brent prices of the scenarios APS and NZE, are not considered by the Company as the best estimates to determine expected effects of the reclassification of foreign exchange variation recorded in equity to the statement of income.

23

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a.4) Potential effects on the useful lives of PP&E

A transition to a low-carbon economy that is faster than the Company anticipates may reduce the useful life of its assets, which could lead to an increase in annual depreciation, depletion and amortization expenses.

Assets directly related to the production of oil and gas in a contracted area are depleted using the units of production method and depreciated or amortized using the straight-line method. As of December 31, 2024, the carrying amount of these assets in operation in Brazil is R$ 560,103. Such assets do not have a useful life ending in or after 2050.

As mentioned in item “Transition risk to low carbon economy”, the reference scenario of the Strategic Plan indicates that there will be persistent global demand for oil in the coming decades. Additionally, calculations of expected production and oil and gas reserves in this scenario consider the effects of the transition to a low-carbon economy.

The Company's refining plants consist of 10 refineries in Brazil. Based on the current depreciation rates of the assets in operation applied to the respective carrying amounts at December 31, 2024, which amounts to R$ 57,096, and assuming no additional investment, these refineries would have no material depreciation amounts after 2050.

The Company estimates persistent demand for oil products in the coming decades, although decreasing, which should be progressively supplied by models with lower carbon intensity. Thus, the depreciation rates used by the Company for the refining plants are in line with the transition to a low-carbon economy.

The Gas and Energy assets in Brazil, including thermoelectric power plants, are depreciated using the linear method. Based on the current depreciation rates of the assets in operation applied to their respective carrying amounts as of December 31, 2024, totaling R$ 21,408, and assuming no additional investment, these assets would have no material depreciation amounts after 2050.

In this context, based on available information, the Company does not foresee significant changes in the useful life of its refineries, assets directly related to oil and gas production and those related to the Gas and Energy arising from the transition to a low-carbon economy. Such assets represent 92% of the Company's total assets in operation.

b)	Physical Risks

Physical risks result from climate change that can be event-driven (acute physical risk) or from long-term shifts in climate patterns (chronic physical risk). In this category, the Company does not foresee that changes caused by climate change will have a material effect on accounting estimates, considering the risks currently identified.

6.	New standards and interpretations
6.1.	International Accounting Standards Board (IASB)

The main standards issued by the IASB that have not yet come into force and have not been adopted by the Company before December 31, 2024 are set out as follows:

24

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Standard	Description	Effective on
Lack of Exchangeability - Amendments to IAS 21

The amendments establish that when one currency is not exchangeable for another on the measurement date, the spot exchange rate must be estimated. In addition, they provide guidance on how to assess exchangeability between currencies and how to determine the spot exchange rate when exchangeability is absent.

When the spot exchange rate is estimated because a currency is not exchangeable for another currency, information must be disclosed to allow the understanding of how the currency not exchangeable for another currency affects, or is expected to affect, the statements of income, the statement of financial position and the statement of cash flows.

January 1, 2025, with specific transition rules.
Annual Improvements – Volume 11	The amendments alter certain requirements related to: transaction price and derecognition of lease liabilities (IFRS 9 - Financial Instruments); cost method (IAS 7 - Statement of Cash Flows); gain or loss on derecognition of assets and credit risk disclosures (IFRS 7 - Financial Instruments: Disclosures); determination of a ‘de facto agent’ (IFRS 10 - Consolidated Financial Statements); and hedge accounting by a first-time adopter (IFRS 1 - First-time Adoption of International Financial Reporting Standards).	January 1, 2026, with specific transition rules.
Amendments to the Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

The amendments to IFRS 9 provide clarifications on: assessment of contractual cash flows for asset classification; financial assets with non-recourse features, and contractually linked instruments.

They also provide clarifications on the date of initial recognition or derecognition of financial assets and financial liabilities, and the possibility of derecognizing financial liabilities that will be settled in cash through an electronic payment system before the settlement date, provided that certain criteria are met.

The amendments to IFRS 7 introduce new disclosure requirements.

January 1, 2026, retrospective application with specific transition rules.
Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7	The amendments introduce changes to IFRS 9 and IFRS 7 to help companies better report nature-dependent electricity contracts. These amendments comprise: clarifying the application of the ‘own-use’ requirements; permission of hedge accounting if these contracts are used as hedging instruments; and additional disclosure requirements.	January 1, 2026, retrospective application with specific transition rules.
IFRS 18 - Presentation and Disclosure in Financial Statements

IFRS 18 establishes new requirements for the presentation and disclosure of financial statements, replacing IAS 1 - Presentation of Financial Statements. Among others, new requirements were included on:

a. Presentation of the statement of income, including the obligation to classify all income and expenses into one of five categories: operating, investing, financing, income taxes and discontinued operations;

b. Disclosure of performance measures defined by management;

c. Guidance on aggregation or disaggregation of information; and

d. New disclosure requirements.

In addition, certain changes were made to other standards, including accounting requirements related to the statement of cash flows, such as the exclusion of the optionality of the classification of cash flows from dividends and interest.

January 1, 2027, retrospective application with specific transition rules.
IFRS 19 - Subsidiaries without Public Accountability: Disclosures

IFRS 19 is a voluntary standard that enables eligible entities to provide reduced disclosures when applying IFRS accounting standards in their financial statements.

To be eligible, at the end of the reporting period, an entity must be a subsidiary as defined in IFRS 10, must not have a public accountability and must have a parent company (ultimate or intermediate) that prepares consolidated financial statements, available for public use and complying with IFRS accounting standards.

January 1, 2027, with specific transition rules.

Regarding the amendment effective as of January 1, 2025, according to the assessment made, the Company estimates that there will be no significant effects arising from the initial application on its consolidated financial statements.

In relation to the amendments effective as of January 1, 2026, the Company is assessing the effects that they will have on its consolidated and individual financial statements.

6.2.	Accounting Pronouncement Committee - Comitê de Pronunciamentos Contábeis (CPC)

The CPC issues pronouncements, reviews of pronouncements and interpretations considered to be analogous to IFRS, as issued by the IASB. Below are the regulations issued by the CPC that have not yet come into force and did not have their early adoption by the Company until December 31, 2024, as well as the equivalent IFRS:

25

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Pronouncement, review or interpretation of the CPC	Equivalent IFRS	Effective on
Technical Pronouncement CPC 18 (R3) – Investment in Associates and Jointly Controlled Venture – CPC 18 (R3)*	IAS 28 Investments in Associates and Joint Ventures	January 1, 2025
Review of Technical Pronouncements nº 27	Amendments to IAS 21 (Lack of Exchangeability)	January 1, 2025
Technical Interpretation ICPC 09 (R3) – Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method ICPC 09 (R3)**	Without equivalence toIFRS	January 1, 2025
Technical Guidance OCPC 10 – Carbon Credits, Emission Permits (allowances) and Decarbonization Credits (CBIO) (OCPC 10)	Without equivalence to IFRS	January 1, 2025

*Issued replacing CPC 18 (R2).

**Issued replacing ICPC 09 (R2).

OCPC 10 deals with the accounting criteria for recognizing, measuring and disclosing economic events related to the participation or performance of entities in compulsory or voluntary markets for carbon credits (tCO2e, commonly called carbon credit markets), emission permits (allowances) and decarbonization credits (CBIO). The Company is evaluating the effects of the initial application of OCPC 10 on its individual and consolidated financial statements.

The expected effect of the initial application of Technical Pronouncements Revision No. 27 is the same as that presented for the respective standard issued by the IASB presented in note item 6.1.

In relation to CPC 18 (R3) and ICPC 09 (R3), in force from January 1, 2025, according to the assessments carried out, the Company does not estimate impacts upon initial application on Petrobras' individual financial statements and consolidated financial statements.

7.	Capital Management

The Company’s objective in its capital management is to maintain its capital structure at an adequate level in order to continue as a going concern, maximizing value to shareholders and investors. Its main source of funding is cash provided by its operating activities.

The financial strategy of the Business Plan 2025-2029 is focused on:

•	cash generation greater than investments and financial liabilities;
•	Investments with high returns and only approved with positive net present value in a robust scenario (Brent US$ 45/bbl);
•	efficient and more flexible capital structure, with low leverage in challenging scenarios; and
•	distribution of dividends according to the current shareholders remuneration policy, with the possibility of extraordinary payments.

The debt target went to a ceiling of US$75 billion, with convergence towards the level of US$65 billion.

In 2024, Petrobras achieved positive recurring adjusted EBITDA and consistency in cash generation through Operating Cash Flow (FCO), a performance that allowed a return to society through the payment of taxes and dividends.

Additionally, the company reduced gross debt by US$2,289 million in 2024, remaining within the reference range stipulated in its planning. Net debt increased by US$7,542 million. In reais, gross debt increased by 23%, while net debt increased by 49%, as shown in the table below:

	Consolidated
	In millions of US$
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Total debt	60,311	62,600	373,467	303,062
Cash and cash equivalents + Government securities, time deposits and certificate of bank deposits	(8,071)	(17,902)	(49,978)	(86,670)
Net debt	52,240	44,698	323,489	216,392

26

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The adjusted EBITDA adopted by Petrobras does not consider the result of certain operations, with the objective of providing an overview of the cash generation potential. Net debt represents the total financing and leasing, less cash and cash equivalents and securities. These measures are not defined in accordance with International Financial Reporting Standards - IFRS and should not be considered in isolation or as a replacement for income, debt and operating cash generation metrics in IFRS, nor be a basis for comparison with the indicators of other companies.

8.	Cash and cash equivalents and marketable securities
8.1.	Cash and cash equivalents

Include cash at bank and in hand, available bank deposits and highly liquid short-term investments, which meet the definition of cash and cash equivalents.

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Cash at bank and in hand	841	501	81	87
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	8,996	8,434	1,763	2,348
Other investment funds	1,152	1,352	41	20
	10,148	9,786	1,804	2,368
- Abroad
Time deposits	4,509	37,458	1,239	−
Automatic investing accounts and interest checking accounts	4,495	13,807	10	107
Other financial investments	261	61	−	−
	9,265	51,326	1,249	107
Total short-term financial investments	19,413	61,112	3,053	2,475
Total cash and cash equivalents	20,254	61,613	3,134	2,562

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main use of these funds in 2024 were for payment of dividends and share repurchase program of R$ 102,611, repayment of principal and interests related to finance debt and repayment of lease liability, amounting to R$ 88,881, as well as for acquisition of PP&E and intangible assets in the amount of R$ 79,856.

Cash and cash equivalents were mainly provided by operating activities (R$ 204,037), proceeds from finance debt (R$  12,027), proceeds from disposal of assets - divestment (R$  4,381) and financial compensation from co-participation agreements (R$ 1,951).

Accounting policy for cash and cash equivalents

Cash and cash equivalents comprise cash on hand, term deposits with banks and short-term highly-liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

8.2.	Marketable securities
					Consolidated		Parent Company
			12.31.2024		12.31.2023	12.31.2024	12.31.2023
	Brazil	Abroad	Total	Brazil	Total	Total	Total
Fair value through profit or loss	3,290	−	3,290	4,485	4,485	3,290	4,485
Amortized cost - Brazilian deposit certificates and time deposits	14,012	12,422	26,434	20,572	20,572	13,978	20,566
Amortized cost - Others	278	−	278	254	254	278	254
Total	17,580	12,422	30,002	25,311	25,311	17,546	25,305
Current	13,975	12,422	26,397	13,650	13,650	13,941	13,644
Non-current	3,605	−	3,605	11,661	11,661	3,605	11,661

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (amounts determined by level 1 of the fair value hierarchy). These financial investments have maturities of more than three months.

27

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Securities classified as amortized cost refer to investments in Brazil in post-fixed Bank Deposit Certificates with daily liquidity, with maturities between one and two years, and to investments abroad in time deposits with maturities of more than three months from the contracting date.

Accounting policy for marketable securities

The amounts invested in operations with terms of more than three months, as from the date of the agreement, are initially measured at fair value and subsequently according to their respective classifications, which are based on the way in which these funds are managed and their features of contractual cash flows:

•	Amortized cost – financial assets that give rise, on specified dates, to cash flows represented exclusively by payments of principal and interest on the outstanding principal amount, the purpose of which is to receive its contractual cash flows. They are presented in current and in non-current assets according to their expectation of realization. Interest income from these investments is calculated using the effective interest rate method.
•	Fair value through profit or loss – financial assets whose purpose is to receive from its sale. They are presented in current assets due to the expectation of realization within 12 months of the reporting date.
9.	Sales revenues
9.1.	Revenues from contracts with customers

Revenues from contracts with customers derive from different products sold by the Company’s operating segments, taking into consideration specific characteristics of the markets where they operate. For additional information about the operating segments of the Company, its activities and its respective products sold, see note 13.

The determination of transaction prices derives from methodologies and policies based on the parameters of these markets, reflecting operating risks, level of market share, changes in exchange rates and international commodity prices, including Brent oil prices, oil products such as diesel and gasoline, and the Henry Hub Index.

	Consolidated		Parent Company
	2024	2023	2024	2023
Gross sales	629,354	610,755	611,385	592,566
Sales taxes (1)	(138,525)	(98,761)	(137,838)	(98,194)
Sales revenues	490,829	511,994	473,547	494,372
Diesel	147,911	161,279	147,936	161,336
Gasoline	68,404	71,519	68,404	71,519
Liquefied petroleum gas	17,073	17,530	17,073	17,530
Jet fuel	24,282	25,095	24,282	25,095
Naphtha	10,080	9,187	10,080	9,187
Fuel oil (including bunker fuel)	5,183	5,788	5,183	5,788
Other oil products	22,992	22,109	22,992	22,109
Subtotal oil products	295,925	312,507	295,950	312,564
Natural gas	25,244	28,163	25,151	28,153
Crude oil	23,283	27,336	23,283	27,336
Renewables and nitrogen products	1,232	467	−	−
Breakage	2,338	4,290	2,338	4,290
Electricity	4,052	3,265	4,058	3,269
Services, agency and others	4,337	5,289	2,087	2,718
Domestic market	356,411	381,317	352,867	378,330
Exports	129,652	125,138	120,680	116,042
Crude oil	97,641	92,476	88,897	83,675
Fuel oil (including bunker fuel)	25,638	25,452	25,049	25,215
Other oil products and other products	6,373	7,210	6,734	7,152
Sales abroad (2)	4,766	5,539	−	−
Foreign Market	134,418	130,677	120,680	116,042
Sales revenues	490,829	511,994	473,547	494,372
(1) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(2) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As of December 31, 2024, the composition of sales revenues by shipping destination is presented as follows:

28

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2024	2023
Brazil	356,411	381,317
Domestic market	356,411	381,317
China	41,127	36,359
Americas (except United States)	19,271	24,246
Europe	29,250	27,695
Asia (except China and Singapore)	10,770	7,262
United States	18,312	19,418
Singapore	15,425	15,337
Others	263	360
Foreign market	134,418	130,677
Sales revenues	490,829	511,994

Sales revenues of R$ 490,829, R$ 21,165 lower than in 2023 (R$ 511,994), reflecting:

Decrease in sales revenues in the domestic market, mainly due to:

•	Lower average prices of oil products, especially diesel, gasoline and jet fuel, largely in line with the depreciation of international prices;
•	Lower sales volume of oil products, especially: (i) for diesel, due to the increase in imports by third parties, mainly from Russia, and the increase in the mandatory blend content of biodiesel in type B diesel oil; and (ii) for gasoline, reflecting the recovery of the share of hydrated ethanol over gasoline C in flex-fuel vehicles;
•	Lower revenue from oil, due to lower volumes sold; and
•	Lower revenue from natural gas, due to: (i) lower demand in the non-thermoelectric sector, reflecting the effect of the opening of the natural gas market and the reduction in market share; and (ii) lower sales prices influenced by variations in Brent and the exchange rate.

The increase in revenue from exports reflects: (i) higher prices, mainly due to the devaluation of the real against the U.S. dollar in the formation of the sales price; and (ii) the largest volumes of oil exports. These factors were partially offset by: (iii) lower export volumes of oil products, mainly fuel oil.

The reduction in revenue from sales abroad reflects the lower volume of offshore trading operations, particularly fuel oil and LNG feedstocks.

In 2024, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 15% and 10% of the Company’s sales revenues; in 2023, sales to two clients of the RT&M segment represented individually 16% and 11% of the Company’s sales revenues.

9.2.	Remaining performance obligations

The Company is party to sales contracts signed through December 31, 2024 with original expected duration of more than 1 year, which define the volume and timing of goods or services to be delivered during the term of the contract, and the payment terms for these future sales.

The estimated remaining values of these contracts in 2024 presented below are based on the contractually agreed future sales volumes, as well as prices prevailing at December 31, 2024 or practiced in recent sales reflecting more directly observable information:

29

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	Expected realization within 1 year	Expected realization after 1 year	Total of the contracts
Domestic Market
Gasoline	64,811	544	65,355
Diesel	141,713	−	141,713
Natural gas	40,769	165,730	206,499
Liquified petroleum gas	18,136	−	18,136
Services and others	8,771	5,673	14,444
Ethanol, nitrogen products and renewables	288	−	288
Naphtha	8,541	−	8,541
Electricity	1,669	23,136	24,805
Other oil products	8,969	13,931	22,900
Jet fuel	6,135	−	6,135
Foreign Market
Exports	17,434	16,622	34,056
Total	317,236	225,636	542,872

Revenues are recognized once goods are transferred and services are provided to the customers and their measurement and timing of recognition will be subject to future demands, changes in commodities prices, exchange rates and other market factors.

The table above does not include information on contracts with original expected duration of less than one year, such as spot-market contracts, variable considerations which are constrained, and information on contracts only establishing general terms and conditions (Master Agreements), for which volumes and prices will only be defined in subsequent contracts.

In addition, electricity sales are mainly driven by demands to generate electricity from thermoelectric power plants, as and when requested by the Brazilian National Electric System Operator (ONS). These requests are substantially affected by Brazilian hydrological conditions. Thus, the table above presents mainly fixed amounts for the electricity to be available to customers in these operations.

9.3.	Contract liabilities

The balance of contract liabilities carried on the statement of financial position in 2024 amounted to R$ 397 (R$ 558 in 2023). This amount is classified as other current liabilities and primarily comprises advances from customers in ship and take or pay contracts to be recognized as revenue based on future sales of natural gas or following the non-exercise of the right by the customer

Accounting policy for revenues

The Company evaluates contracts with customers for the sale of oil and oil products, natural gas, electricity, services and other products, which will be subject to revenue recognition, and identifies the distinct goods and services promised in each of them.

Sales revenues are recognized when control is transferred to the client, which usually occurs upon delivery of the product or when the service is provided. At this moment, the Company satisfies the performance obligation.

Performance obligations are considered to be promises to transfer to the client: (i) good or service (or group of goods or services) that is distinct; and (ii) a series of distinct goods or services that have the same characteristics or are substantially the same and that have the same pattern of transfer to the client.

Revenue is measured based on the amount of consideration to which the Company expects to be entitled in exchange for transfers of promised goods or services to the customer, excluding amounts collected on behalf of third parties. Transaction prices are based on contractually stated prices, which reflect the Company's pricing methodologies and policies based on market parameters.

Invoicing occurs in periods very close to deliveries and rendering of services, therefore, significant changes in transaction prices are not expected to be recognized in revenues for periods subsequent to satisfaction of the performance obligation, except for some exports in which final price formation occurs after the transfer of control of the products and are subject to the variation in the value of the commodity.

Sales are carried out in short terms of receipt, thus there are no significant financing components.

30

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

10.	Costs and expenses by nature

10.1  . Cost of sales

	Consolidated		Parent Company
	2024	2023	2024	2023
Raw material, products for resale, materials and third-party services (1)	(120,204)	(109,524)	(118,128)	(108,837)
Acquisitions	(87,585)	(81,153)	(87,261)	(81,359)
Crude oil imports	(50,968)	(46,800)	(51,242)	(41,870)
Oil products imports	(27,169)	(23,366)	(24,121)	(28,121)
Natural gas imports	(9,448)	(10,987)	(11,898)	(11,368)
Third-party services and others	(32,619)	(28,371)	(30,867)	(27,478)
Depreciation, depletion and amortization	(52,509)	(53,742)	(53,925)	(56,161)
Production taxes	(61,202)	(60,443)	(61,152)	(60,390)
Employee compensation	(10,166)	(8,430)	(7,801)	(6,440)
Inventory turnover	(286)	(9,922)	3,509	(9,270)
Total	(244,367)	(242,061)	(237,497)	(241,098)
(1) It Includes short-term leases.

Cost of sales of R$ 244,367, R$ 2,306 higher than in 2023 (R$ 242,061), highlighting the following factors:

•	Higher costs with imported oil and production taxes, reflecting the depreciation of the real against the dollar at the time of inventory formation; and
•	Higher costs with the health plan benefit over personnel expenses, reflecting the recognition of the effect of the actuarial review regarding the change in benefit co-participation in 2024.
10.2	. Selling expenses
	Consolidated		Parent Company
	2024	2023	2024	2023
Materials, third-party services, freight, rent and other related costs	(21,853)	(21,459)	(23,386)	(21,284)
Depreciation, depletion and amortization	(3,610)	(3,038)	(4,039)	(3,244)
Reversal (allowance) for expected credit losses	20	(110)	4	(105)
Employee compensation	(691)	(556)	(559)	(481)
Total	(26,134)	(25,163)	(27,980)	(25,114)

Selling expenses of R$26,134, R$971 higher than in 2023 (R$25,163), largely reflecting higher logistics expenses related to the transportation of natural gas, mainly due to the reduction in reimbursement by third parties that use the pipelines. This factor was partially offset by the reduction in exported volumes of oil products, especially fuel oil.

10.3  . General and administrative expenses

	Consolidated		Parent Company
	2024	2023	2024	2023
Employee compensation	(6,475)	(5,166)	(5,568)	(4,357)
Materials, third-party services, rent and other related costs	(2,669)	(2,170)	(2,214)	(1,770)
Depreciation, depletion and amortization	(787)	(616)	(727)	(561)
Total	(9,931)	(7,952)	(8,509)	(6,688)

General and administrative expenses of R$ 9,931, R$ 1,979 higher than 2023 (R$ 7,952), mainly reflecting:

•	Salary adjustments, in accordance with the Collective Bargaining Agreement, and the process of advancing employees' job levels;
•	Hiring new employees throughout the periods;
•	Higher expenses with the health plan benefit, reflecting the recognition of the effect of the interim actuarial review referring to the change in co-participation benefit in 2024; and
•	Higher expenses on third-party services, particularly data processing services, largely related to digital transformation initiatives.

31

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

11.	Other income and expenses, net
	Consolidated		Parent Company
	2024	2023	2024	2023
Losses on decommissioning of returned/abandoned áreas	(15,745)	(5,850)	(15,745)	(5,850)
Stoppages for asset maintenance and pre-operating expenses	(14,061)	(10,999)	(13,981)	(10,954)
Pension and medical benefits – retirees	(11,827)	(5,848)	(11,732)	(5,809)
Losses with legal, administrative and arbitration proceedings	(5,395)	(3,982)	(5,118)	(3,467)
Variable compensation programs (1)	(4,935)	(5,020)	(4,298)	(4,558)
Allowance for credit loss on trade and other receivables, net	(1,547)	(89)	(1,502)	(91)
Institutional relations and cultural projects	(1,243)	(775)	(1,210)	(758)
Operating expenses with thermoelectric power plants	(1,181)	(944)	(1,201)	(990)
Expenses with contractual fines received	(776)	(1,000)	(775)	(1,000)
Compensation for the termination of vessel charter agréments	(100)	(1,724)	(100)	(1,724)
Collective bargaining agrément	(40)	(1,061)	(10)	(966)
Gains (losses) with commodities derivatives	217	84	(83)	33
Amounts recovered from Lava Jato investigation	336	562	197	562
Government grants	826	1,579	812	1,567
Results on disposal/write-offs of assets	1,171	6,511	795	5,776
Ship/take or pay agreements and fines imposed to suppliers	1,192	1,181	1,190	1,181
Fines imposed on suppliers	1,336	1,192	1,322	1,173
Results of non-core activities	1,415	845	2,884	2,425
Results from co-participation agreements in bid áreas	1,482	1,399	1,482	1,399
Early termination and changes to cash flow estimates of leases	1,938	2,086	1,954	2,174
Reimbursements from E&P partnership operations	2,660	2,858	2,660	2,858
Others	(95)	(935)	(591)	(1,772)
Total	(44,372)	(19,930)	(43,050)	(18,791)

(1) It comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 18.

 Other income and expenses, net negative in R$ 44,372, R$ 24,442 higher when compared to 2023 (R$19,930), with emphasis on:

•	Greater losses on decommissioning of returned/abandoned areas, largely due to the result of the annual review of the provision for fields with approval of returning, but with abandonment commitments still existing;
•	Increase in expenses with pension and medical benefits, reflecting the intermediate actuarial review referring to the change in co-participation benefit in 2024; and
•	Lower net disposal/write-offs of assets, largely due to the greater volume of asset sales operations concluded in 2023.
12.	Net finance income (expense)
	Consolidated		Parent Company
	2024	2023	2024	2023
Finance income	10,488	10,821	12,326	10,790
Income from investments and marketable securities (Government Bonds)	8,072	8,258	3,835	3,971
Finance income FIDC-NP	−	−	6,195	4,968
Others	2,416	2,563	2,296	1,851
Finance expenses	(32,093)	(19,542)	(51,867)	(33,884)
Interest on finance debt	(11,560)	(11,309)	(32,630)	(26,756)
Unwinding of discount on lease liability	(12,235)	(8,886)	(11,623)	(8,259)
Capitalized borrowing costs	8,478	6,431	8,474	6,431
Unwinding of discount on the provision for decommissioning costs	(5,362)	(4,282)	(5,317)	(4,256)
Tax settlement programs - federal taxes (1)	(9,600)	−	(9,600)	-
Others	(1,814)	(1,496)	(1,171)	(1,044)
Foreign exchange gains (losses) and indexation charges	(60,866)	(3,140)	(62,458)	(1,585)
Foreign Exchange gains (losses) (2)	(46,500)	11,212	(48,121)	12,310
Real x U.S. dollar	(46,765)	11,839	(48,098)	12,307
Other currencies	265	(627)	(23)	3
Reclassification of hedge accounting to the Statement of Income (2)	(16,246)	(18,846)	(16,191)	(18,371)
Tax settlement programs - federal taxes (1)	(1,451)	−	(1,451)	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(1,359)	(1,506)	(1,347)	(1,499)
Legal agreement with Eletrobras - compulsory loans	−	1,156	−	1,156
Recoverable taxes inflation indexation income	505	1,016	653	976
Others	4,185	3,828	3,999	3,843
Total	(82,471)	(11,861)	(101,999)	(24,679)
(1) For more information, see note 17.
(2) For more information, see notes 33.4.1.a and 33.4.1.c.

Net finance income (expense), negative, of R$ 82,471, R$ 70,610 higher compared to the negative result in 2023 (R$ 11,861), due to:

32

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Greater negative monetary and exchange rate indexation, basically caused by net losses from exchange rate variation, mainly due to the 27.9% devaluation of the real against the U.S. dollar in 2024 over liability exposure in U.S. dollar, when compared to the 7.2% appreciation in 2023; and
•	Higher net finance expenses, with emphasis on: (i) expenses related to the effects of the enrollment to the tax settlement program ending legal disputes on tax litigation in 2024; and (ii) higher lease expenses, largely due to the increase in lease liabilities as a result of the chartering of platforms and other operational assets.
13.	Information by operating segment
13.1.	Net income by operating segment
Consolidated Statement of Income by operating segment - 2024
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	324,934	457,774	51,394	1,719	(344,992)	490,829
Intersegments	323,286	5,547	16,129	30	(344,992)	−
Third parties	1,648	452,227	35,265	1,689	−	490,829
Cost of sales	(133,560)	(423,457)	(27,235)	(1,581)	341,466	(244,367)
Gross profit (loss)	191,374	34,317	24,159	138	(3,526)	246,462
Income (expenses)	(43,688)	(17,725)	(18,886)	(25,495)	−	(105,794)
Selling	(10)	(10,281)	(15,806)	(37)	−	(26,134)
General and administrative	(336)	(1,927)	(622)	(7,046)	−	(9,931)
Exploration costs	(4,997)	−	−	−	−	(4,997)
Research and development	(3,404)	(40)	(30)	(807)	−	(4,281)
Other taxes	(3,670)	(260)	(90)	(2,688)	−	(6,708)
Impairment (losses) reversals, net	(7,586)	(1,851)	−	66	−	(9,371)
Other income and expenses, net	(23,685)	(3,366)	(2,338)	(14,983)	−	(44,372)
Net income / (loss) before financial results and income taxes	147,686	16,592	5,273	(25,357)	(3,526)	140,668
Net finance income (expenses)	−	−	−	(82,471)	−	(82,471)
Results in equity-accounted investments	397	(4,268)	415	(11)	−	(3,467)
Net income / (loss) before income taxes	148,083	12,324	5,688	(107,839)	(3,526)	54,730
Income taxes	(50,213)	(5,641)	(1,793)	38,727	1,199	(17,721)
Net income (loss) for the year	97,870	6,683	3,895	(69,112)	(2,327)	37,009
Attributable to:
Shareholders of Petrobras	97,886	6,683	3,620	(69,256)	(2,327)	36,606
Non-controlling interests	(16)	−	275	144	−	403
	97,870	6,683	3,895	(69,112)	(2,327)	37,009

Consolidated Statement of Income by operating segment - 2023
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	333,934	474,338	55,476	1,819	(353,573)	511,994
Intersegments	330,075	7,065	16,388	45	(353,573)	−
Third parties	3,859	467,273	39,088	1,774	−	511,994
Cost of sales	(135,930)	(428,258)	(28,412)	(1,842)	352,381	(242,061)
Gross profit (loss)	198,004	46,080	27,064	(23)	(1,192)	269,933
Income (expenses)	(27,586)	(20,446)	(16,898)	(14,181)	−	(79,111)
Selling	(58)	(10,763)	(14,168)	(174)	−	(25,163)
General and administrative	(364)	(1,639)	(403)	(5,546)	−	(7,952)
Exploration costs	(4,892)	−	−	−	−	(4,892)
Research and development	(2,829)	(82)	(28)	(680)	−	(3,619)
Other taxes	(2,218)	(202)	(233)	(1,791)	−	(4,444)
Impairment (losses) reversals, net	(10,301)	(2,559)	(397)	146	−	(13,111)
Other income and expenses, net	(6,924)	(5,201)	(1,669)	(6,136)	−	(19,930)
Net income / (loss) before financial results and income taxes	170,418	25,634	10,166	(14,204)	(1,192)	190,822
Net finance income (expenses)	−	−	−	(11,861)	−	(11,861)
Results in equity-accounted investments	(18)	(1,562)	52	48	−	(1,480)
Net income / (loss) before income taxes	170,400	24,072	10,218	(26,017)	(1,192)	177,481
Income taxes	(57,942)	(8,716)	(3,456)	17,394	405	(52,315)
Net income (loss) for the year	112,458	15,356	6,762	(8,623)	(787)	125,166
Attributable to:
Shareholders of Petrobras	112,480	15,356	6,409	(8,852)	(787)	124,606
Non-controlling interests	(22)	−	353	229	−	560
	112,458	15,356	6,762	(8,623)	(787)	125,166

33

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Other income and expenses, net by segment - 2024

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Losses on decommissioning of returned/abandoned areas	(15,745)	−	−	−	(15,745)
Stoppages for asset maintenance and pre-operating expenses	(12,984)	(420)	(540)	(117)	(14,061)
Pension and medical benefits - retirees	−	−	−	(11,827)	(11,827)
Losses with legal, administrative and arbitration proceedings	(2,099)	(2,241)	(160)	(895)	(5,395)
Variable compensation programs	(2,150)	(1,202)	(260)	(1,323)	(4,935)
Operating expenses with thermoelectric power plants	−	−	(1,181)	−	(1,181)
Results on disposal/write-offs of assets	1,231	260	85	(405)	1,171
Ship/take or pay agreements	33	439	702	18	1,192
Results from co-participation agreements in bid areas	1,482	−	−	−	1,482
Others	6,547	(202)	(984)	(434)	4,927
Total	(23,685)	(3,366)	(2,338)	(14,983)	(44,372)

Other income and expenses, net by segment - 2023

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Losses on decommissioning of returned/abandoned areas	(5,850)				(5,850)
Stoppages for asset maintenance and pre-operating expenses	(10,489)	(107)	(259)	(144)	(10,999)
Pension and medical benefits - retirees	−	−	−	(5,848)	(5,848)
Losses with legal, administrative and arbitration proceedings	(1,496)	(1,970)	(43)	(473)	(3,982)
Variable compensation programs	(2,066)	(1,333)	(260)	(1,361)	(5,020)
Operating expenses with thermoelectric power plants	−	−	(944)	−	(944)
Results on disposal/write-offs of assets	6,876	(169)	(243)	47	6,511
Ship/take or pay agreements	14	200	957	10	1,181
Results from co-participation agreements in bid areas	1,399	−	−	−	1,399
Others	4,688	(1,822)	(877)	1,633	3,622
Total	(6,924)	(5,201)	(1,669)	(6,136)	(19,930)

The balance of depreciation, depletion and amortization by business segment are as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
2024	49,899	13,412	2,989	733	67,033
2023	50,982	12,022	2,617	583	66,204
13.2.	Assets by operating segment
Consolidated assets by operating segment - 12.31.2024
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Current assets	16,701	55,838	2,345	86,210	(25,882)	135,212
Non-current assets	760,749	115,848	30,226	82,762	−	989,585
Long-term receivables	43,693	13,729	564	69,640	−	127,626
Investments	1,850	709	1,127	395	−	4,081
Property, plant and equipment	704,444	100,669	28,118	10,686	−	843,917
Operating assets	569,046	91,818	24,371	7,692	−	692,927
Under construction	135,398	8,851	3,747	2,994	−	150,990
Intangible assets	10,762	741	417	2,041	−	13,961
Total Assets	777,450	171,686	32,571	168,972	(25,882)	1,124,797

34

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 12.31.2023
	Exploration and Production	Refining, Transportation & Marketing	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations
Current assets	13,574	53,265	1,793	113,997	(25,550)	157,079
Non-current assets	658,729	115,224	31,013	88,843	−	893,809
Long-term receivables	43,705	10,014	400	75,616	−	129,735
Investments	1,667	3,926	703	278	−	6,574
Property, plant and equipment	601,553	100,629	29,539	11,053	−	742,774
Operating assets	524,822	87,762	17,454	8,570	−	638,608
Under construction	76,731	12,867	12,085	2,483	−	104,166
Intangible assets	11,804	655	371	1,896	−	14,726
Total Assets	672,303	168,489	32,806	202,840	(25,550)	1,050,888

Accounting policy for operating segments

The information related to the Company’s operating segments is prepared based on available financial information directly attributable to each segment, or items that can be allocated to each segment on a reasonable basis. This information is presented by business activity, as used by the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM) in the decision-making process of resource allocation and performance evaluation.

The measurement of segment results includes transactions carried out with third parties, including associates and joint ventures, as well as transactions between operating segments. Transfers between operating segments are recognized at internal transfer prices derived from methodologies that considers market parameters and are eliminated only to provide reconciliations to the consolidated financial statements.

The Company's business segments disclosed separately are:

a)Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries. The E&P segment also operates through partnerships with other companies and includes holding interest in foreign entities operating in this segment.

As an energy Company with a focus on oil and gas, intersegment sales revenue refers mainly to oil transfers to the Refining, Transportation and Marketing segment, aiming to supply the Company's refineries and meet the domestic demand for oil products. These transactions are measured by internal transfer prices based on international oil prices and their respective exchange rate impacts, taking into account the specific characteristics of the transferred oil stream.

Additionally, the E&P segment obtains sales revenue from transfers of natural gas to the Gas and Low Carbon Energy segment, which processes it in its industrial units. These transactions are measured by internal transfer prices, based on the international prices charged for this commodity.

Revenue from sales to third parties mainly reflects services rendered relating to E&P activities, sales of the E&P’s natural gas processing plants, as well as the oil and natural gas operations carried out by subsidiaries abroad.

b)Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport, acquisition and exports of crude oil, as well as trading of oil products, in Brazil and abroad. This segment also includes the petrochemical operations (which comprehends holding interests in petrochemical companies in Brazil), and fertilizer production.

This segment carries out the acquisition of crude oil from the E&P segment, imports oil for refinery slate, and acquires oil products in international markets taking advantage of the existing price differentials between the cost of processing domestic oil and that of importing oil products. This segment also performs the acquisition of natural gas from the G&LCE segment.

Intersegment revenues primarily reflect the sale of oil products to the distribution business at market prices and the operations for the G&LCE and E&P segments at internal transfer price.

Revenues from sales to third parties primarily reflect the trading of oil products in Brazil and the export and trade of oil and oil products by foreign subsidiaries.

c)Gas and Low Carbon Energies (G&LCE): this segment covers the activities of logistic and trading of natural gas and electricity, the transportation and trading of liquefied natural gas (LNG), the generation of electricity by means of thermoelectric power plants, as well as natural gas processing. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its co-products.

Intersegment revenues primarily reflect the transfers of natural gas processed, liquefied petroleum gas (LPG) and NGL to the RT&M segment. These transactions are measured at internal transfer prices.

35

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

This segment purchases national natural gas from the E&P segment, from partners and third parties, imports natural gas from Bolivia and LNG to meet national demand.

Revenues from sales to third parties primarily reflect natural gas processed to distributors and to free consumers, as well as generation and trading of electricity.

d)Corporate and other businesses: comprise items that cannot be attributed to business segments, including those with corporate characteristics, in addition to distribution business. Corporate items mainly include those related to corporate financial management, trade and other receivables, allowance for credit losses, gains (losses) with derivatives (except those with commodity derivatives included in their respective segments), corporate overhead and other expenses, including actuarial expenses related to pension and health care plans for beneficiaries. Other businesses include the distribution of oil products abroad (South America).

14.	Trade and other receivables
14.1.	Trade and other receivables
	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Receivables from contracts with customers
Third parties	23,398	29,231	14,559	19,980
Related parties
Investees (note 34.7)	726	680	31,714	27,341
Subtotal	24,124	29,911	46,273	47,321
Other trade receivables
Third parties
Receivables from divestments and Transfer of Rights Agreement	10,383	10,466	10,383	10,466
Lease receivables	1,848	1,706	135	136
Other receivables	3,664	3,037	2,888	2,427
Related parties
Investments in the Credit Rights Investment Fund - FIDC-NP (Note 34.5)	−	−	82,951	28,797
Petroleum and alcohol accounts - receivables from Brazilian Government	−	1,345	−	1,345
Subtotal	15,895	16,554	96,357	43,171
Total trade receivables	40,019	46,465	142,630	90,492
Expected credit losses (ECL) - Third parties	(10,151)	(7,811)	(6,063)	(4,626)
Expected credit losses (ECL) - Related parties	(11)	(10)	(11)	(10)
Total trade receivables, net	29,857	38,644	136,556	85,856
Current	22,080	29,702	129,592	77,757
Non-current	7,777	8,942	6,964	8,099

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to R$ 2,579 as of December 31, 2024 (R$ 2,434 as of December 31, 2023).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling R$ 3,147 (R$ 2,957 as of December 31, 2023), from the sale of the Roncador field, totaling R$ 2,185 (R$ 1,745 as of December 31, 2023), the Potiguar cluster, totaling R$ 1,345 (R$ 1,283 as of December 31, 2023); and the Albacora Leste field, totaling R$ 1,078 (R$ 289 as of December 31, 2023).

On June 26, 2024, the second and final installment of the judicialized debts with the Brazilian Federal Government (precatórios), arising from of Petroleum and Alcohol Account, was released to the Company and immediately deposited in guarantee of a tax lawsuit. The deposit amounts to R$ 1,389 as of December 31, 2024, net of withholding income tax.

In 2024, the average term for trade receivables from third parties in the domestic market is approximately 2 days (same term in 2023) for the sale of derivatives and 20 to 27 days for the sale of crude oil (same term as in 2023). Fuel oil exports have an average receipt term between 11 and 15 days, while oil exports have a term between 9 and 13 days (in 2023, exports have average terms ranging from 11 days to 14 days for fuel oil and from 8 to 12 days for oil).

36

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

14.2.	Aging of trade and other receivables – third parties
	Consolidated				Parent Company
	12.31.2024		12.31.2023		12.31.2024		12.31.2023
	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses	Trade receivables	Expected Credit Losses
Current	27,948	(1,041)	33,636	(163)	21,431	(1,023)	25,925	(159)
Overdue:
Up to 3 months (1)	1,316	(466)	2,285	(208)	1,221	(463)	2,246	(200)
From 3 to 6 months	391	(141)	91	(50)	353	(133)	68	(43)
From 6 to 12 months	184	(111)	303	(277)	170	(106)	278	(274)
Over 12 months	9,454	(8,392)	8,125	(7,113)	4,790	(4,338)	4,492	(3,950)
Total	39,293	(10,151)	44,440	(7,811)	27,965	(6,063)	33,009	(4,626)

(1) On January 10, 2024, Petrobras received from Carmo Energy the last installment in the amount of US$ 298 million, including adjustments and late payment charges due, relating to the sale of the Carmópolis Complex, which expired on December 20 2023.

14.3.	Changes in provision for expected credit losses – third parties and related parties
	Consolidated		Parent Company
	2024	2023	2024	2023
Opening balance	7,821	8,015	4,636	4,652
Additions	1,836	849	1,807	779
Reversals	(318)	(473)	(308)	(472)
Write-offs	(63)	(329)	(61)	(323)
Cumulative translation adjustment	886	(241)	−	−
Closing balance	10,162	7,821	6,074	4,636
Current	1,891	1,384	1,646	1,204
Non-current	8,271	6,437	4,428	3,432

Accounting policy for trade and other receivables

Trade and other receivables are generally classified at amortized cost, except for certain receivables classified at fair value through profit or loss, whose cash flows are distinct from the receipt of principal and interest, including receivables with final prices linked to changes in commodity price after their transfer of control.

When the Company is the lessor in a finance lease, a receivable is recognized at the amount of the net investment in the lease, consisting of the lease payments receivable and any unguaranteed residual value accruing to the Company, discounted at the interest rate implicit in the lease.

The company recognizes a provision for expected credit losses (ECL) for short-term accounts receivable from customers using a provision matrix.

The matrix is based on unadjusted historical credit loss experience, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data, to reflect the effects of current and future conditions, provided that such data is available without excessive cost or effort.

ECL is the weighted average of historical credit losses with the respective default risks, which may occur according to the weightings. The credit loss on a financial asset is measured by the difference between all contractual cash flows due to the Company and all cash flows the Company expects to receive, discounted at the original effective interest rate.

The Company measures the allowance for ECL of other trade receivables based on their 12-month expected credit losses unless their credit risk increases significantly since their initial recognition, in which case the allowance is based on their lifetime ECL.

When determining whether there has been a significant increase in credit risk, the Company compares the risk of default on initial recognition and at the reporting date.

Regardless of the assessment of credit risk, a 30-day period of default triggers the definition of significant increase in credit risk on a financial asset, unless otherwise demonstrated by reasonable and supportable information, such as the existence of contractual or financial guarantees, which have the potential to influence credit risk, thus affecting the application of the risk matrix percentages.

The Company assumes that the credit risk on the trade receivable has not increased significantly since initial recognition if the receivable is considered to have low credit risk at the reporting date. Low credit risk is determined based on external credit ratings or internal methodologies.

37

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the absence of controversy or other issues that may result in the suspension of collection, the Company assumes that a default occurs whenever the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the instrument, when it is at least 90 days past due.

15.	Inventories
	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Crude oil	16,379	16,341	12,751	12,419
Oil products	13,382	10,631	12,735	9,410
Intermediate products	2,627	3,076	2,627	3,076
Natural gas and Liquefied Natural Gas (LNG)	628	379	628	328
Biofuels	134	61	25	24
Fertilizers	7	7	8	8
Total products	33,157	30,495	28,774	25,265
Materials, supplies and others	8,393	6,689	8,000	6,347
Total	41,550	37,184	36,774	31,612

Oil inventories can be traded in their raw state, as well as consumed in the production process of their oil products.

Oil products mainly comprise diesel, gasoline, jet fuel and naphtha, and are generally traded.

Intermediate products are formed by streams of products that have already passed through at least one processing unit, but that still need to be processed, treated or converted to be available for sale.

Natural gas is initially processed and its derivatives are subsequently sold or transferred to thermoelectric plants and refineries, while LNG can be sold or converted into natural gas.

Biofuels mainly comprise the balances of ethanol and biodiesel inventories.

Materials, supplies and others mainly represent production inputs and operating materials that will be used in the Company's activities and are stated at average purchase cost, when this does not exceed replacement cost.

The increase in the balance of inventories in 2024, of R$4,366, refers mainly to petroleum oil products, reflecting the greater share of imported oil products in inventory formation, the lower volumes sold in the domestic and foreign markets, the greater production; and the higher costs of imports and raw materials (crude oil), following the devaluation of the real against the U.S. dollar at the time of inventory formation.

Inventories are presented deducted from losses to adjust their net realizable value, with these adjustments resulting mainly from fluctuations in international oil and oil product prices, and when constituted, they are recognized in the income statement for the year as costs of products and services sold. On December 31, 2024, there was a reversal of the provision for losses of R$214 (R$40 on December 31, 2023).

At December 31, 2024, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of R$ 4,712 (R$ 4,773 on December 31, 2023).

Accounting policy for inventories

Inventories are determined by the weighted average cost method adjusted to the net realizable value when it is lower than their carrying amount.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale, considering the purpose for which the inventories are held. Inventories with identifiable sales contracts have a net realizable value based on the contracted price, as, for example, in offshore operations (without physical tanking, with loading onto the ship and direct unloading at the customer) or auctions. Other items in inventory have a net realizable value based on general selling prices, considering the most reliable evidence available at the time of the estimate.

The net realizable value of inventories is determined by grouping similar items with the same characteristic or purpose. Changes in sales prices after the reporting date of the financial statements are considered in the calculation of the net realizable value if they confirm the conditions existing on that reporting date.

38

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

16.	Trade payables
	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Third parties in Brazil	22,644	17,544	21,401	16,376
Third parties abroad	14,917	5,691	8,879	2,705
Related parties (note 34.1)	98	67	9,461	7,568
Balance in current liabilities	37,659	23,302	39,741	26,649

On December 31, 2024, the average payment term in Brazil is 31 days (32 days in 2023), while for suppliers abroad the average term is 31 days for imported products and 25 days for other goods and services (58 days for imported products and 26 days for other goods and services in 2023), approximately.

The increase in the balance of trade payables in 2024, of R$ 14,357, refers mainly to the acquisition of materials for investment, maritime transport and vessel operations and technical services and well drilling, data processing equipment and use license; the partnership agreement with the equalization/unitization of E&P fields; and the largest installment purchases net of oil and oil product payments.

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of December 31, 2024, the balance advanced by suppliers, within the scope of the program, is R$ 832 (R$ 534 as of December 31, 2023) and has a payment term from 7 to 92 days and a weighted average term of 58 days (payment term from 7 to 92 days and a weighted average term of 57 days in 2023), after the contracted commercial conditions have been met.

39

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

17.	Taxes
17.1	. Income tax and social contribution

Current taxes

	Consolidated
	Current Assets		Current Liabilities		Non-Current Liabilities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil
Income taxes (1)	2,510	963	4,324	4,788	2,046	−
Income taxes - Tax settlement programs	−	−	303	283	1,238	1,446
	2,510	963	4,627	5,071	3,284	1,446
Taxes abroad (1)	35	92	4,044	1,224	−	−
Total	2,545	1,055	8,671	6,295	3,284	1,446

(1) The liability includes uncertain tax treatments, see note 17.1.1 – Uncertainty of treatment of taxes on income.

Income taxes are calculated based on the rate of 15%, plus an additional Corporate Income Tax of 10% on taxable income for income tax and 9% on taxable income for social contribution on net income, considering the offset of tax losses and social contribution negative basis, limited to 30% of taxable income for the year. As from the calendar year of 2015, pursuant to the publication of Law No. 12,973/2014, income earned abroad by a direct or indirect subsidiary or affiliate, adjusted by dividends and results of equity-accounted investments, multiplied by the tax rate on net income in Brazil, comprise expenses with income tax and social contribution on net income.

Taxes on income in current assets are tax credits resulting from the Corporate Income Tax and Social Contribution calculation process, in addition to the respective negative balances calculated, mainly for the calendar years 2017 to 2019 and 2021. Current liabilities are the portion payable for the calculation of the current Corporate Income Tax and Social Contribution.

The balance of the federal tax settlement programs basically consists of the Corporate Income Tax and Social Contribution tax assessment notice inserted in the Special Tax Regularization Program (PERT) in 2017, on the full deductibility of the obligations assumed by the company in 2008 in the Terms of Financial Commitments, entered into with Petros and entities representing employees. The payment term is 145 monthly and successive installments, updated by the Selic interest rate, as of January 2018.

The balance of current assets increased mainly due to the creation of Corporate Income Tax and Social Contribution tax credits for the years 2019, 2021, 2022 and 2023, the entry of Withholding Income Tax credits on financial investments, in addition to the Selic update of Corporate Income Tax and Social Contribution tax credits. These effects were partially offset by the use of Withholding Income Tax credits on financial investments and the use of Corporate Income Tax and Social Contribution tax credits.

The balance of current liabilities increased mainly due to: (i) the return of advances of Corporate Income Tax (CIT) by the Dutch tax authorities, which was presented net in the subsidiary's liabilities; (ii) the provision for Corporate Alternative Minimum Tax (CAMT) in a subsidiary headquartered in the United States; and (iii) the addition of income abroad and transfer price in December 2024, offset by the tax benefit on the distribution of interest on capital.

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

	Consolidated		Parent Company
	2024	2023	2024	2023
Net income before income taxes	54,730	177,481	49,658	172,969
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(18,608)	(60,344)	(16,884)	(58,810)
Adjustments to arrive at the effective tax rate:
Tax benefits from the deduction of interest on capital distributions	7,373	6,481	7,373	6,481
Different jurisdictional tax rates for companies abroad	5,140	2,977	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(2,902)	(2,685)	(2,902)	(2,685)
Tax incentives	591	1,489	590	1,488
Effects of the global minimum tax – Pillar II	(551)	−	−	−
Internal transfer prices adjustments for operations between related parties abroad (2)	(560)	−	(560)	−
Tax loss carryforwards (unrecognized tax losses) (3)	476	104	265	−
Enrollment in the tax settlement program (4)	(780)	−	(780)	−
Post-retirement benefits (5)	(7,177)	(1,734)	(7,043)	(1,679)
Results in equity-accounted investments in Brazil and abroad	(1,196)	(495)	6,522	6,745
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	619	268	617	267
Others	(146)	1,624	(250)	(170)
Income tax expenses	(17,721)	(52,315)	(13,052)	(48,363)
Deferred income taxes	23,103	(4,542)	23,456	(3,997)
Current income taxes	(40,824)	(47,773)	(36,508)	(44,366)
Effective tax rate of income taxes	32.4%	29.5%	26.3%	28.0%
(1) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Law 14,596/23 effective as of January 1, 2024.
(3) Petrobras recognized Corporate Income tax loss and negative Social Contribution calculation base, transferred by a subsidiary, in the amount of R$ 265, within the scope of the incentivized self-regularization program for taxes managed by the Federal Revenue of Brazil (Law No. 14,740/23 and RFB Normative Instruction No. 2,168/23), to settle a debt in the amount of R$ 560, of which R$ 295 was payment in cash.
(4) Non-deductible fines related to the enrollment in the tax settlement program (note 17.3).
(5) It includes uncertain tax treatments, see note 17.1 – Uncertainty of treatment of taxes on income.

40

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Deferred income taxes - non-current

The changes in the deferred income taxes are presented as follows:

	Consolidated		Parent Company
	2024	2023	2024	2023
Opening balance	(48,148)	(30,878)	(59,000)	(42,511)
Recognized in the statement of income for the year	23,103	(4,542)	23,456	(3,997)
Recognized in shareholders’ equity	21,263	(12,686)	21,287	(12,525)
Cumulative translation adjustment	430	(96)	−	−
Use of tax credits	(34)	−	−	−
Others	(4)	54	3	33
Closing balance	(3,390)	(48,148)	(14,254)	(59,000)

The balance of deferred tax liabilities, net, shows an decrease in 2024, mainly due to exchange rate variations on loans, accounts receivable and payable, in financing and leasing contracts and annual review of the provision of decommissioning costs. These amounts were partially offset by the realization of prospecting costs and by the incentive of accelerated depreciation by unit produced.

The following table demonstrates the composition and basis for realizing deferred tax assets and liabilities:

Nature	Realization basis	12.31.2024	12.31.2023
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(38,926)	(30,480)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	21,440	20,348
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(52,745)	(45,359)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(99,340)	(90,939)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	16,322	(12,001)
Leasings	Appropriation of the considerations	67,058	44,733
Provision for decommissioning costs	Payments and use of provisions	56,462	38,779
Provision for legal proceedings	Payments and use of provisions	5,068	4,617
Tax loss carryforwards	Taxable income compensation	6,046	5,517
Inventories	Sales, write-downs and losses	2,628	1,988
Employee Benefits	Payments and use of provisions	7,368	9,856
Others		5,229	4,793
Total		(3,390)	(48,148)
Deferred tax assets		5,710	4,672
Deferred tax liabilities		(9,100)	(52,820)

Timing of reversal of deferred income taxes

Deferred tax credit assets were recognized based on the projection of taxable profit in subsequent years, supported by the premises of the Business Plan 2025-2029, which has as its pillars the control of debt, investments and business decisions respecting the ideal capital structure and solid governance in decision-making processes ensuring profitability, rationality and generation of value for all stakeholders.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reversed and expected taxable events occur based on its Business Plan 2025-2029.

41

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimated schedule of recovery/reversal of net deferred tax assets and liabilities as of December 31, 2024 is set out in the following table:

	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2025	771	(3,930)	−	(7,283)
2026	331	(6,623)	−	(11,618)
2027	347	(5,009)	−	(9,228)
2028	471	4,242	−	4,893
2029	399	4,364	−	5,376
From 2030 on	3,391	16,056	−	32,114
Amount registered	5,710	9,100	−	14,254

As of December 31, 2024, the company has unused tax losses and not recognized as deferred tax assets, as follows:

	Consolidated
		Assets
	12.31.2024	12.31.2023
Brazil	23	1,786
Abroad	3,931	3,774
Amount not registered	3,954	5,560

The unrecognized tax credits abroad arise from tax losses accumulated by the subsidiaries Petrobras America Inc. and Petrobras de Valores Internacional de Espanha S.L.U., arising mainly from oil and gas exploration and production and refining activities in the United States.

An aging of the unrecognized deferred tax assets from companies abroad is set out below:

Consolidated

	2026-2029	2030-2032	2033-2035	2036-2038	Undefined expiration	Total
Unrecognized deferred tax assets	87	912	1,807	806	319	3,931

17.1.1.	Uncertain tax treatments on income taxes

As of December 31, 2024, the company has uncertain tax treatments provisioned in the statement of financial position, totaling R$4,748 (R$1,598 in 2023), mainly related to the deduction of amounts paid in the calculation basis of Corporate Income Tax and Social Contribution in the country, as well as the incidence of Corporate Income Tax on transactions abroad, related to legal and administrative proceedings. Additionally, the company has uncertain tax treatments not provisioned in the statement of financial position, in Brazil and abroad, of taxes on income, in the amount of R$33,408 (R$33,802 in 2023), related to legal and administrative proceedings, as detailed in note 19.3.

The company also has other positions that may be considered uncertain tax treatments for taxes on income, in the amount of R$26,468 (R$19,668 in 2023), given the possibility of divergent interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and a tax risk assessment methodology, therefore, the company understands that such positions will be accepted by the tax authorities, as understood by the authorities that decide whether tax treatments are acceptable according to tax legislation, including judicial courts.

Therefore, on December 31, 2024, uncertain tax positions, in Brazil and abroad, amount to R$64,624 (R$55,068 in 2023), for which Petrobras will continue to defend its position.

Accounting policy for income taxes

The Company calculates income taxes in accordance with current legislation and applying the rates in effect at the end of reporting period. Income taxes expense for the period are recognized in the statement of income of the period, except when the tax arises from a transaction or event which is recognized directly in equity.

a)	Current income taxes

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and by the same tax authority, when there is a legal right and the entity has the intention to set off current tax assets and current tax liabilities, simultaneously.

42

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Uncertain tax treatments are periodically assessed, considering the probability of acceptance by the tax authority.

b)	Deferred income taxes

Deferred income taxes are generally recognized on temporary differences between the tax base of an asset or liability and its carrying amount. They are measured at the tax rates that are provided for in the specific legislation to apply to the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods.

Deferred tax assets and liabilities are offset when they relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

17.2  . Other taxes

Consolidated

Consolidated Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (1)
	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	2,857	2,868	3,709	2,939	5,670	4,997	−	−
Current / Deferred PIS and COFINS (2)	6,460	1,470	12,656	13,923	2,311	1,282	829	684
PIS and COFINS - Law 9,718/98	−	−	3,651	3,549	−	−	−	−
Production taxes/Royalties	−	−	−	−	9,345	10,139	539	702
Withholding income taxes	−	−	−	−	1,823	1,317	−	−
Others	275	279	2,138	1,402	1,046	2,142	496	435
Total in Brazil	9,592	4,617	22,154	21,813	20,195	19,877	1,864	1,821
Taxes abroad	38	31	147	48	141	291	−	−
Total	9,630	4,648	22,301	21,861	20,336	20,168	1,864	1,821

(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.

(2) In 2024, the balance of current assets increased due to deferred PIS and COFINS amounts reclassified from non-current assets, as well as tax credits arising from debts included in the tax transaction, see note 17.3.

Deferred ICMS VAT tax credits result from requests for extemporaneous and undue credits, offset in accordance with the legislation of each state. They also arise from credits arising from the acquisition of assets destined for fixed assets, which are offset at the rate of 1/48, being fully amortized over 4 years.

Deferred PIS-COFINS credits refer mainly to the acquisition of goods and services for assets under construction (works in progress), since the tax legislation only allows their use after these assets enter into production, as well as the Electronic Requests for Refund (PER) of extemporaneous credits with the Federal Revenue Service of Brazil transmitted from 2017 to 2024.

Regarding Electronic Refund Requests, the Company has been filing legal actions to speed up the analysis processes by the Federal Revenue of Brazil, of which the amount of R$ 381 was approved and used in the current calculations of 2024.

Production taxes are financial compensation due by companies that produce oil and natural gas in Brazilian territory. They are composed of royalties, special participations, signature bonuses and payment for retention or occupation of area. They include the amounts referring to an agreement with the ANP to close a legal proceeding involving the recalculation of royalties and special participations relating to oil production in the Jubarte field, from August 2009 to February 2011 and from December 2012 to February 2015.

PIS and COFINS Law 9,718/98

The company filed ordinary lawsuits against the Brazilian Federal Government referring to the recovery of amounts collected as PIS/COFINS on financial income and exchange variations from assets, considering the unconstitutionality of §1 of art. 3 of Law 9.718/98, in the periods between February 1999 and January 2004.

All actions were deemed valid with final and unappealable judgment. Those relating to its incorporated company (two actions originating from its subsidiary Petroquisa) have already been paid by the Brazilian Government. Regarding the two remaining processes, both have favorable reports, and, in one of them, the Brazilian Government indicated agreement with a relevant part of the value, with a sentence still subject to appeal. The second, of greater value, awaits a court ruling regarding the Union's request to carry out a new examination to settle the amounts owed to Petrobras.

43

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

17.3	. Enrollment to the tax settlement program

In June 2024, Petrobras enrolled to a Transaction Notice PGFN-RFB 6/2024, published by the Attorney General's Office of the Brazilian National Treasury (PGFN) and the Brazilian Federal Revenue (RFB), for the settlement of relevant litigation related to the taxation of remittances abroad, arising from the bipartition of the legal transaction agreed in a chartering contract for vessels and platforms, and in another contract for services.

The Transaction Notice provided for the settlement of debts under dispute relating to the taxation of CIDE, PIS and COFINS, from 2008 to 2013, whose updated amount on June 28, 2024, date of the enrollment, was R$ 44,957. The balance of the contingent liability related to the taxation of remittances abroad, which includes the debts relating to the taxation of CIDE, PIS and COFINS, is in note 19.3 – Contingent Liabilities.

The enrollment to this program brings economic benefits, as continuing the discussions would require further financial effort to provide and maintain judicial guarantees related to the Negotiated Legal Proceeding (NJP) agreed with the PGFN, in addition to other procedural costs and expenses.

The Transaction Notice provided for a 65% discount on the total debt, after the conversion of related judicial deposits into definitive payment. Therefore, on June 28, 2024, the Company recognized a R$ 19,849 liability in the statement of financial position, within other taxes payable, relating to CIDE, PIS, and COFINS, referring to the enrollment. The settlement of this tax liability is defined as follows:

Consolidated
Enrollment to the program	19,849
Use of judicial deposits	(6,653)
Use of tax credits from controlling companies	(1,294)
Indexation to the Selic interest rate	268
Payment at the entry of the enrollment and monthly installments (cash effect)	(12,170)
Balance at December 31, 2024	−

As part of this tax transaction is related to projects in which the Company operates in partnership in E&P consortia, Petrobras started negotiations with its partners for the reimbursement of the corresponding amounts to their respective interests, in the expected amount of R$ 2,581, which were recognized and received in December 31, 2024.

Effects or the tax transaction in the statement of income

Consolidated
Principal and fines	8,840
Indexation to the SELIC interest rate as of the enrollment	11,009
Total debt enrolled in the tax settlement program	19,849
PIS and COFINS tax credits after enrolling the program (1)	(2,899)
Use of tax loss carryforwards from controlling companies	(1,294)
Indexation to the Selic interest rate of Judicial deposits, taxes over tax credits and others	1,571
Income taxes (2)	(5,025)
Effect before reimbursement of partners in joint ventures	12,202
Reimbursements approved by partners in joint ventures until December 31, 2024	(2,581)
Income taxes (2)	769
Total effect on the statement of income	10,390
Other taxes	3,595
Net finance income (expense)	11,051
Income taxes	(4,256)
Total effect on the statement of income	10,390
(1) Credits arising from debts included in the tax enrollment program after discounts, as provided for in the Notice, recorded in current assets and used in the calculations of the respective contributions for the months of January and February 2025.
(2) Tax effect arising from the tax enrollment program.
17.4	. Global Minimum Tax (Pillar II)

In December 2021, the Organization for Economic Cooperation and Development (OECD) released the Pillar II model rules to ensure that multinationals companies with annual revenues exceeding €750 million pay a minimum 15% tax on income in each jurisdiction where they operate (Global Minimum Tax).

44

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The Pillar II provide that, if the Parent Entity is located in a jurisdiction that has not implemented these set of rules, this tax will be levied on the next entity in the organizational structure located in a jurisdiction that has implemented it, following a top-down approach (Intermediate Parent Entity).

The Netherlands and Spain enacted new tax legislation to implement the Pillar II rules, effective January 2024. Singapore also implemented it, effective January 2025.

Brazil has implemented the Domestic Minimum Top-up Tax, effective January 2025, known as "additional to CSLL", applicable only to Brazilian companies. Petrobras is in the process of assessing if there is any exposure arising from this legislation and expects to complete the assessment during 2025.

Considering that, in 2024, Brazil had not implemented any Top-up tax legislation and following the top-down approach, Petrobras was subject to the Top-up Tax through its Intermediate Parent Entity, Petrobras International Braspetro B.V. (PIBBV), based in the Netherlands. Thus, in 2024, a R$ 551 (US$ 94 million) Top-up expense was recognized within income taxes, related to the Netherlands jurisdiction, where the effective tax rate did not reach the minimum 15% threshold provided for the Pillar II legislation. No material tax liability is expected in the other jurisdictions where the PIBBV has investments (including Spain).

Petrobras applied the temporary relief of deferred tax assets or liabilities arising from this new taxation, permitted by the amendments to the IAS 12 – Taxes on Income. Accordingly, the Top-up income taxes are recognized as current income taxes when incurred, without recognizing deferred tax assets or liabilities related to the Pillar II.

18.	Employee benefits

Employee benefits are all forms of consideration given by the company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Liabilities
Short-term employee benefits	9,395	9,615	8,264	8,682
Termination benefits	447	692	447	692
Post-retirement benefits	70,577	79,308	69,227	77,909
Total	80,419	89,615	77,938	87,283
Current	14,337	14,194	13,222	13,274
Non-current	66,082	75,421	64,716	74,009
Total	80,419	89,615	77,938	87,283

18.1  . Short-term benefits

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023

Profit sharing	2,379	2,931	2,308	2,891
Performance award program	2,161	2,246	1,621	1,820
Accrued vacation	3,215	2,780	2,875	2,496
Salaries and related charges and other provisions	1,640	1,658	1,460	1,475
Total	9,395	9,615	8,264	8,682
Current	9,203	9,412	8,088	8,492
Non-current (1)	192	203	176	190
Total	9,395	9,615	8,264	8,682
(1) Remaining balance relating to the four-year deferral of the variable compensation program portion of executive officers and the upper management.

The company recognized the following amounts in the income statement:

45

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2024	2023	2024	2023
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	(19,619)	(17,336)	(17,460)	(15,475)
Manager compensations and charges	(76)	(69)	(40)	(40)
Variable compensation programs (1)	(4,935)	(5,020)	(4,298)	(4,558)
Performance award programs (2)	(2,548)	(2,096)	(2,032)	(1,673)
Profit sharing (2)	(2,387)	(2,924)	(2,266)	(2,885)
Total	(24,630)	(22,425)	(21,798)	(20,073)
(1) It includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 11.
18.1.1.	Variable compensation program

The company recognizes the contribution of employees to the results achieved through two programs: a) profit sharing; and b) performance award program.

The amount established for variable compensation in 2024 is limited to 5% of adjusted EBITDA.

Profit Sharing (Participações nos lucros ou resultados - PLR)

Profit sharing is a variable remuneration mechanism that aims to share the Company's results with its employees. As of 2023, PLR became the company's main variable remuneration practice, also covering those occupying bonus positions, and providing for individual limits according to the participants' remuneration.

For of PLR approved by the Secretariat of Management and Governance of State-owned Companies (SEST), the Company needs to meet the following triggers such as:

•	Declaration and payment of distribution to shareholders approved by the Company’s Board of Directors;
•	Net income for the year and achieving at least 80% of the weighted average of a set of proposed indicators;
•	The total amount is limited to the lower of 6.25% of the net income and to 25% of the dividends distributed to shareholders. In 2024, the PLR calculated corresponded to 6.19% of the net income of the year, according to the average percentage of achievement of the indicators.

In 2024, the Company:

•	Settled R$ 2,939 (R$ 2,849 in the Parent Company), considering the agreement and individual limits according to their remuneration; and
•	Provisioned R$ 2,387 (R$ 2,925 in 2023), recorded in other income and expenses. In the Parent Company, the provision was R$ 2,266 (R$ 2,885 in 2023).

Performance award program (Programa de Prêmio por Desempenho - PRD)

The PRD intends to recognize the effort and individual performance of each employee to achieve the Company’s results. The amounts to be paid to each employee continues to be defined by the achievement of the key metrics (which currently are Delta Valor Petrobras - VALOR, Greenhouse Gas Emissions Target Achievement Indicator – IAGEE and Indicator of Commitment to the Environment (ICMA) and of the individual goals (performance management score for all employees, with exception of executive managers, for whom the scorecard of their respective departments will be considered).

The PRD establishes that, in order to trigger this payment, it is necessary to have a declaration and payment of distribution to shareholders approved by the Company’s Board of Directors, as well as net income for the year. The total amount is limited to a percentage of the net income or the Adjusted EBITDA for the year. This program was revised in 2023, replacing the Performance Award Program (PPP), and is complementary to Profit Sharing (PLR).

In 2024, the Company:

•	Paid the amount of R$ 2,633 (R$ 2,231 in the Parent Company) referring to the award programs, considering compliance with the company's performance metrics and the individual performance of employees, with R$ 2,106 (R$ 1,709 in the Parent Company) referring to the previous PPP and PRD programs and R$ 527 (R$ 522 in the Parent Company) as an advance made in December of the PRD of 2024; and

46

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Provisioned the amount of R$2,548 (R$2,096 in 2023), recorded in other operating expenses, including Petrobras' current award program and other programs of the consolidated companies. At the Parent Company, the provision was R$2,032 (R$1,673 in 2023).

Accounting policy for variable compensation programs (PLR and PRD)

The provisions for variable compensation programs are recognized on an accrual basis, during the periods in which the employees provided services. They represent the estimates of future disbursements arising from past events, based on the criteria and metrics of the PRD and PLR, provided that the requirements for activating these programs are met and that the obligation can be reliably estimated.

18.2  . Termination benefits

They are those provided by the termination of the employment contract as a result of: i) the company's decision to terminate the employee's employment before the normal retirement date; or ii) the employee's decision to accept an offer of benefits in exchange for termination of employment.

Voluntary severance programs

The Company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which provide basically the same legal and compensation benefits.

The recognition of the provision for expenses with retirement programs occurs as employees join.

The Company deferred the payment of compensation in two installments, the first being at the time of dismissal, together with the legal severance pay, and the second, when applicable, 12 months after payment of the first installment.

On December 31, 2024, the balance of R$447 (R$692 in 2023) corresponds to 743 employees enrolled in voluntary termination programs expected to leave by December 2027, in addition to the second installment of 23 terminated employees.

18.3  . Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Liabilities
Health Care Plan - AMS: Saúde Petrobras	46,433	46,772	45,214	45,516
Petros Pension Plan - Renegotiated (PPSP-R)	14,175	20,437	14,175	20,437
Petros Pension Plan - Non-renegotiated (PPSP-NR)	4,824	6,479	4,824	6,479
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	2,444	2,513	2,444	2,513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	2,345	2,234	2,345	2,234
Petros 2 Pension Plan (PP-2)	356	873	225	730
Total	70,577	79,308	69,227	77,909
Current	5,001	4,392	5,001	4,392
Non-current	65,576	74,916	64,226	73,517

18.3.1.	Nature and risks associated with defined benefit plans

Health Care Plan

The health plan, named AMS (Saúde Petrobras), is administered and operated by the Associação Petrobras de Saúde (APS), a non-profit civil association and includes prevention and health care programs. The plan offers health assistance to all current employees, retirees, pensioners and eligible family groups, in accordance with the criteria defined in the regulations and in the collective bargaining agreement, and is open to new employees.

Currently sponsored by Petrobras, Transpetro, PBIO, TBG and Termobahia, the plan is mainly exposed to the risk of increased medical costs due to inflation, new technologies, new types of coverage and a higher level of use of medical benefits. The company continually improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries, in order to mitigate this risk.

47

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Employees, retirees and pensioners make monthly fixed contributions to cover high-risk procedures and variable contributions referring to the cost of other medical and dental procedures, both based on the plan's contribution tables, which are defined based on parameters, such as the salary and age ranges. The plan also includes assistance with the purchase of some medicines through reimbursement or purchase and home delivery, with co-participation from the beneficiaries.

Payment of the assistance cost is made by the Company based on the beneficiaries' use. The financial participation of the company and beneficiaries in expenses is established in the regulation and in the collective bargaining agreement, being until March 31, 2024 60% (sixty percent) by the company and 40% (forty percent) by the participants.

The clause 37 – paragraph 2 of the Collective Agreement provided that, if CGPAR Resolutions No. 42/2022 and No. 49/2023 were to be revoked or amended, enabling adjustments in the health plan funding relationship, the company and union entities would discuss a new costing relationship, in order to have less impact on the remuneration/earnings of their beneficiaries (financially responsible), in accordance with the costing relationship historically adopted by Petrobras.

On April 26, 2024, the aforementioned resolutions were revoked by the CGPAR Resolution No. 52/2024 and, for this reason, the Company and the unions entered into an agreement, in June 2024, via amendment to the current collective bargaining agreement, to resume the costing relationship previously practiced, with 70% covered by Petrobras and 30% by the beneficiaries, effective since April 2024. Due to this change, the Company carried out an intermediate remeasurement of the actuarial liabilities of this plan.

Intermediate remeasurement on the health care plan

The intermediate remeasurement of this post-employment plan made in June 2024 resulted in a R$ 127 increase in actuarial liabilities, as follows: (i) a R$ 6,955 expense within other income and expenses, due to the change in the benefit costing; and (ii) a R$ 6,828 gain within other comprehensive income due to the revision of actuarial assumptions, mainly the increase in the discount rate applied to the actuarial liability, from 5.45% as of December 31, 2023 to 6.48% as of June 30, 2024, and to the reduction in the estimated change in medical and hospital medical costs, from 13.11% as of December 31, 2023 to 12.70% as of June 30, 2024.

The other actuarial assumptions used to carry out the intermediate remeasurement in the second quarter of 2024 had no change in relation to those used in the annual remeasurement made as of December 31, 2023.

Annual health plan review

On December 31, 2024, the liability was remeasured using current actuarial assumptions, the result of which is shown in table (a) of item 18.3.2 – Amounts in the financial statements related to defined benefit plans.

Pension plans

The sponsored pension plans are managed by Petros Foundation, which was constituted as a non-profit legal entity governed by private law with administrative and financial autonomy.

The pension plans are regulated by the Conselho Nacional de Previdência Complementar – CNPC, which includes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros periodically evaluates the plans in compliance with the supplementary pension rules in force and, when applicable, establishes measures with the objective of offering sustainability to the plans.

The net obligation with pension plans recorded by the Company is measured in accordance with the requirements of IFRS which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by PREVIC - Superintendência Nacional de Previdência Complementar (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds on the curve or through the process of marked to market, while the Company marks all of them at market value.

The major post-retirement pension benefits sponsored by the Company are:

48

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Petros Plan - Renegotiated (PPSP-R);
•	Petros Plan - Renegotiated - Pre-70 (PPSP-R Pre-70);
•	Petros Plan - Non-renegotiated (PPSP-NR);
•	Petros Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre-70);
•	Petros 2 Plan (PP-2); and
•	Petros 3 Plan (PP-3)

The PPSP-R, PPSP-R Pre-70, PPSP-NR, PPSP-NR Pre-70 and PP-3 plans are sponsored by Petrobras. The PP-2 plan is sponsored by Petrobras, Transpetro, PBIO, TBG, Termobahia and Termomacaé.

The PPSP-R and PPSP-NR were created in 2018 as a split of Petros Plan (PPSP) originally established by the Company in July 1970. On January 1, 2020, PPSP-R Pre-70 and PPSP-NR Pre-70 were created as a split of PPSP-R and PPSP-NR, respectively.

Pension plans supplement the income of their participants during retirement, in addition to guaranteeing a pension for the beneficiaries in case of the death of a participant. The benefit consists of a monthly income supplementing the benefit granted by the Brazilian Social Security Institute.

The following table provides other characteristics of these plans:

49

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R	PPSP-NR	PPSP-NR	PP-2	PP-3
		Pre-70		Pre-70
Modality	Defined Benefit	Defined Benefit	Defined Benefit	Defined Benefit	Variable Contribution (defined benefit and defined contribution portions)	Defined Contribution
Participants of the plan	Generally covers employees and former employees who joined the company after 1970 that agreed with changes proposed by the Company in its original pension plan (P0) and amendments.

Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted.

			Generally covers employees and former employees who joined the company after 1970 that did not agree with changes proposed by the Company in its original pension plan (P0) and amendments	Generally covers employees and former employees hired prior to July 1, 1970, who enrolled in the P0 until January 1, 1996 and remained continuously linked to the original sponsor obtaining the condition of assisted and did not agreed with changes in in its original pension plan (P0) and amendments.	This Plan was implemented in 2007, covering employees and former employees from new public tenders or who transferred from other existing plans.	This plan was implemented in 2021, exclusive option for voluntary migration of employees and retirees from the PPSP-R and PPSP-NR plans.
New enrollments	Closed	Closed	Closed	Closed	Open	Closed
Retirement payments	Lifetime monthly payments supplementing the benefit granted by the Brazilian National Institute of Social Security.				Lifetime defined benefit monthly payments or non- defined benefit monthly payments in accordance with the participant's election.	Undefined benefit with monthly payments, in accordance with the participant election.
Other general benefits	Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.					Lump sum death benefit (insured capital) and monthly payments related to the following events: death, disability, sickness, and seclusion.
Indexation of Retirement payments by the plan	Based on the Nationwide Consumer Price Index.		Based on the current index levels applicable to active employees’ salaries and the indexes set out by the Brazilian National Institute of Social Security.

Lifetime monthly defined benefit payments: based on the Nationwide Consumer Price Index.

Monthly non-defined benefit payments: based on individual account quota variation.based on individual account quota variation.

Undefined benefit monthly payments: based on the variation of individual account quota.

Parity contributions made by participants and the Company to the plans	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	It is comprised of:	Regular contributions during the employment relationship, saving for the undefined benefit, accumulated in individual accounts
	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and	normal contributions that covers expected cost of the plans in the long term.	i) normal contributions that covers expected cost of the plans in the long term; and
	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions that covers additional costs that are generally derived from actuarial deficits.	Participants are exempt from paying any extraordinary contributions in case of deficit until the settlement of the TFC.	ii) extraordinary contributions covering additional costs, in the event of a deficit arising, as provided for in the regulations for the defined benefit portion of the plan.

50

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Deficit Settlement Plan (PED) (1)	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-R in 2021. On April 1, 2023, this plan was implemented, following a favorable decision held on March 17, 2023 by the SEST.	N/A	Petros' Foundation Deliberative Council approved a plan to settle the deficit registered by the PPSP-NR in 2022. On April 1, 2024, this plan was implemented, following a favorable decision held on April, 09, 2024 by the SEST.	N/A	N/A	N/A
Debt Assumption Instrument relating to Deficit Settlement Plan 2015 (PED 2015) - referring these contributions were not previously made due to court injunctions. Amounts to be paid to Petros Foundation (1).	Financial obligations with a principal amounting to R$ 552 at 12/31/2024.	N/A	Financial obligations with a principal amounting to R$ 196 at 12/31/2024.	N/A	N/A	N/A
Terms of Financial Commitment - TFC (debt agreements) assumed by the Company to settle the deficits (1)	Financial obligations with a principal amounting to R$ 578 at 12/31/2024.	Financial obligations with a principal amounting to R$ 2,944 at 12/31/2024.	Financial obligations settled early in 2021.	Financial obligations with a principal amounting to R$ 2,541 at 12/31/2024.	N/A	N/A
Annually remeasured in accordance with actuarial assumptions, with semi-annual payment of interest based on the updated balance and maturing in 2028.
(1) This obligation is recorded in these financial statements, within actuarial liabilities.

Annual review of pension plans

As on December 31, 2024, liabilities were remeasured using the actuarial assumptions in force, the results of which are shown in table (a) of item 18.3.2 – Amounts in the financial statements related to defined benefit plans.

18.3.2.	Values in Petrobras' financial statements related to defined benefit plans
a)	Changes in the actuarial liabilities recognized in the statement of financial position

Represents the company's obligation, net of collateral assets and discounted to present value, calculated in accordance with the methodology established in CPC 33 (R1) - Employee Benefits (IAS 19), which differs from the accounting and actuarial practices adopted by the pension funds regulated by the Conselho Nacional de Previdência Complementar.

As of December 31, 2024, the reduction in actuarial liabilities with post-employment benefit plans basically refers to the actuarial gain of R$19,111, recognized in shareholders’ equity, with the remeasurement of the liability resulting from changes in actuarial assumptions between 2024 and 2023, mainly due to the change in the real discount rate applied to the plan liabilities, partially offset by the return, due to the mark-to-market, of the guaranteeing assets and by the change in hospital medical costs, in addition to the recognition in the result of the expense of R$6,955 for the cost of past service, resulting from the intermediate review of the health plan in the 2nd quarter of 2024.

Information on variations in the main assumptions applied to the actuarial review is set out in note 18.3.6 – Measurement uncertainties associated with the defined benefit obligation.

The movement of obligations with defined benefit pension and health plans is represented below:

51

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated
2024

			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	61,875	20,015	5,407	46,433	133,730
(-) Fair value of plan assets	(45,256)	(12,846)	(5,051)	−	(63,153)
Net actuarial liabilities on December 31	16,619	7,169	356	46,433	70,577
Changes in net actuarial liabilities
Balance on January 1	22,950	8,713	873	46,772	79,308
Recognized in income – cost and expenses	2,133	810	80	12,765	15,788
Past service cost (2)	-	-	-	6,955	6,955
Current service cost	38	10	2	1,065	1,115
Interest cost, net	2,095	800	78	4,745	7,718
Recognized in Equity - other comprehensive income	(6,416)	(1,707)	(522)	(10,466)	(19,111)
Remeasurement: actuarial (gains)/losses (2)	(6,416)	(1,707)	(522)	(10,466)	(19,111)
Cash effects	(2,048)	(647)	(75)	(2,638)	(5,408)
Contributions paid	(1,898)	(571)	(75)	(2,638)	(5,182)
Payments related to Term of financial commitment	(150)	(76)	−	−	(226)
Balance of actuarial liability as of December 31	16,619	7,169	356	46,433	70,577
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(2) Includes the intermediate review of the health plan with changes in benefits.

Consolidated
2023
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Amounts recognized in the Statement of Financial Position
Present value of obligations	72,337	23,271	6,564	46,772	148,944
(-) Fair value of plan assets	(49,387)	(14,558)	(5,691)	−	(69,636)
Net actuarial liabilities on December 31	22,950	8,713	873	46,772	79,308
Changes in net actuarial liabilities
Balance on January 1	20,297	7,198	850	30,330	58,675
Recognized in income – cost and expenses	2,442	843	153	4,257	7,695
Current service cost	55	12	52	720	839
Interest cost, net	2,387	831	101	3,537	6,856
Recognized in Equity - other comprehensive income	2,128	1,244	(71)	14,251	17,552
Remeasurement: actuarial (gains)/losses (2)	2,128	1,244	(71)	14,251	17,552
Cash effects	(1,918)	(573)	(60)	(2,066)	(4,617)
Contributions paid	(1,777)	(512)	(60)	(2,066)	(4,415)
Payments related to Term of financial commitment	(141)	(61)	-	-	(202)
Other changes	1	1	1	−	3
Balance of actuarial liability as of December 31	22,950	8,713	873	46,772	79,308
(1) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70. (2) Includes the complement of R$ 570 on December 31, 2022.

52

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

b)	Changes in the present value of the obligation
	Consolidated
	2024
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Present value of obligations at beginning of year	72,337	23,271	6,564	46,772	148,944
Recognized in income	6,669	2,133	611	12,765	22,178
Interest cost	6,631	2,123	609	4,745	14,108
Service cost	38	10	2	8,020	8,070
Recognized in the Statement of Financial Position - other comprehensive income	(11,876)	(3,510)	(1,428)	(10,466)	(27,280)
Remeasurement: Actuarial (gains)/losses – experience	(50)	93	1,156	(2,612)	(1,413)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	−	−	44	7	51
Remeasurement: Actuarial (gains)/losses – financial hypotheses	(11,826)	(3,603)	(2,628)	(7,861)	(25,918)
Others	(5,255)	(1,879)	(340)	(2,638)	(10,112)
Benefits paid, net of assisted contributions	(5,384)	(1,908)	(427)	(2,638)	(10,357)
Contributions from participants	129	29	87	−	245
Present value of obligations at the end of the year	61,875	20,015	5,407	46,433	133,730
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,

	Consolidated
	2023
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Present value of obligations at beginning of year	66,635	21,489	5,750	30,330	124,204
Recognized in income	7,771	2,468	716	4,257	15,212
Interest cost	7,716	2,456	664	3,537	14,373
Service cost	55	12	52	720	839
Recognized in the Statement of Financial Position - other comprehensive income	3,623	1,346	355	14,251	19,575
Remeasurement: Actuarial (gains)/losses – experience (2)	(1,560)	(526)	(465)	264	(2,287)
Remeasurement: Actuarial (gains)/losses – demographic hypotheses	4,563	393	(3)	625	5,578
Remeasurement: Actuarial (gains)/losses – financial hypotheses (2)	620	1,479	823	13,362	16,284
Others	(5,692)	(2,032)	(257)	(2,066)	(10,047)
Benefits paid, net of assisted contributions	(5,819)	(2,061)	(305)	(2,066)	(10,251)
Contributions from participants	126	28	47	−	201
Others	1	1	1	−	3
Present value of obligations at the end of the year	72,337	23,271	6,564	46,772	148,944
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans,
(2) Includes the complement of R$ 570 of 2022.

c)Changes on the fair value of plan assets

Petrobras has four pension plans, PPSP-R, PPSP-NR, PPSP-R pre-70 and PPSP-NR pre-70, in the phase of consumption of the guaranteeing asset, and one plan, PP2, whose most participants is in the wealth accumulation phase.

The evolution of the guaranteeing asset reflects these characteristics of the plans, being the result of the inflow of contributions and the redemption of assets for payment of benefits, in addition to the influence of the profitability of the investments of the assets.

53

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2024
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Fair value of plan assets at beginning of year	49,387	14,558	5,691	−	69,636
Recognized in income - costs and expenses	4,536	1,323	531	−	6,390
Interest income	4,536	1,323	531	−	6,390
Recognized in the Statement of Financial Position - other comprehensive income	(5,460)	(1,803)	(906)	−	(8,169)
Remeasurement: Return on assets greater/(less) than the discount rate	(5,460)	(1,803)	(906)	−	(8,169)
Cash effect	2,048	647	75	2,638	5,408
Contributions paid by the company	1,898	571	75	2,638	5,182
Payments linked to the term of financial commitment	150	76	−	−	226
Other changes	(5,255)	(1,879)	(340)	(2,638)	(10,112)
Contributions of participants	129	29	87	−	245
Benefits paid by the plan, net of assisted contributions	(5,384)	(1,908)	(427)	(2,638)	(10,357)
Fair value of plan assets at the end of the year	45,256	12,846	5,051	−	63,153
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

	Consolidated
	2023
			Pension Plans	Health Care Plan
	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total
Changes
Fair value of plan assets at beginning of year	46,338	14,291	4,900	−	65,529
Recognized in income - costs and expenses	5,329	1,625	563	−	7,517
Interest income	5,329	1,625	563	−	7,517
Recognized in the Statement of Financial Position - other comprehensive income	1,495	102	426	−	2,023
Remeasurement: Return on assets greater/(less) than the discount rate	1,495	102	426	−	2,023
Cash effect	1,918	573	60	2,066	4,617
Contributions paid by the company	1,777	512	60	2,066	4,415
Payments linked to the term of financial commitment	141	61	−	−	202
Other changes	(5,693)	(2,033)	(258)	(2,066)	(10,050)
Contributions of participants	126	28	47	−	201
Benefits paid by the plan, net of assisted contributions	(5,819)	(2,061)	(305)	(2,066)	(10,251)
Fair value of plan assets at the end of the year	49,387	14,558	5,691	−	69,636
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.

Investment management of pension plan assets

Petros Foundation prepares annually Investment Policies (PI) specific to each plan, following two models:

(i)	for Petros 2, the achievement of the actuarial goal with the lowest value at risk; and
(ii)	for defined benefit plans, the minimal mismatch in net cash flows, conditioned to the achievement of the actuarial target.

Pension plans assets follow a long-term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros Foundation establishes investment policies for 5-year periods, reviewed annually, using an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters.

Pension plan assets by type of asset are set out as follows:

	Consolidated
	2024				2023
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Receivables	−	5,908	5,908	9%	7,096	10%
Fixed income	11,022	38,084	49,106	78%	52,815	76%
Government bonds	34	38,069	38,103		45,747
Fixed income funds	7,194	−	7,194		3,804
Other investments	3,794	15	3,809		3,264
Variable income	2,007	954	2,961	5%	4,574	6%
Spot shares	2,007	−	2,007		3,556
Other investments	−	954	954		1,018
Structured investments	934	135	1,069	2%	1,047	2%
Real estate properties	−	2,590	2,590	4%	2,621	4%
	13,963	47,671	61,634	98%	68,153	98%
Loans to participants	−	1,519	1,519	2%	1,483	2%
Fair value of plan assets at the end of the year	13,963	49,190	63,153	100%	69,636	100%

54

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

There is no guarantee asset for the health plan. Pension plan assets related to loans granted to participants are valued at amortized cost, which approximates market value.

As of December 31, 2024, investments include common shares, of R$4, all issued by Petrobras, and properties rented by the company of R$118 per year.

d)Components of expenses with pension and health plans recognized in the statement of income

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	AMS-Saúde Petrobras
Related to active employees (cost and expenses)	(170)	(38)	(20)	(3,733)	(3,961)
Related to retired employees (other income and expenses)	(1,963)	(772)	(60)	(9,032)	(11,827)
Expenses for the year – 2024	(2,133)	(810)	(80)	(12,765)	(15,788)
Expenses for the year – 2023	(2,442)	(843)	(153)	(4,257)	(7,695)
(1) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70.
18.3.3.	Contributions

In 2024, the Company contributed R$ 5,408 to the defined benefit plans (R$ 4,617 in 2023), reducing the balance of obligations of these plans, as presented in note 18.3.2. In addition, the Company contributed with R$ 1,297 (R$ 1,159 in 2023) to the defined contribution portions of PP-2 and R$ 10 (R$ 9 in 2023) to PP-3 plans, which were recognized in the statement of income.

For 2025, the expected contributions for the PPSP-R, PPSP-NR, PPSP-R pre-70, PPSP-NR pre-70 and for the defined benefit portion of PP-2, amounts to R$ 2,673, while for the defined contribution portion of PP-2 amounts to R$ 1,439.

18.3.4.	Expected future cash flows

The estimate below reflects only the expected future cash flows to meet the defined benefit obligation recognized at the end of the reporting period of December 31, 2024.

					2024	2023
	Pension Plan			Health Care Plan
Maturity profile of the present value of the obligations	PPSP-R (1)	PPSP-NR (1)	PP2	AMS-Saúde Petrobras	Total	Total
Until 1 year	5,639	1,939	441	2,362	10,381	5,249
From 1 to 5 years	23,652	7,558	1,771	11,820	44,801	43,356
From 6 to 10 years	15,549	4,764	1,192	10,606	32,111	33,741
From 11 to 15 years	9,867	2,837	780	8,005	21,489	24,741
Above 15 years	7,168	2,917	1,223	13,640	24,948	41,857
Total	61,875	20,015	5,407	46,433	133,730	148,944
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70 plans.
18.3.5.	Future payments to participants of defined benefit plans that are closed to new members

The following table provides the period during which the defined benefit obligation associated with these plans will impact the Company's financial statements.

55

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	PPSP-R	PPSP-R Pre-70	PPSP-NR	PPSP-NR Pre-70
Weighted average duration of the defined benefit obligation	9.71 Years	6.52 Years	9.51 Years	6.45 Years
18.3.6.	Measurement uncertainties associated with the defined benefit obligation

The significant financial and demographic actuarial assumptions used to determine the defined benefit obligation are presented in the following table:

2024
					Pension Plans	Health Care Plan
Assumptions	PPSP-R	PPSP-NR	PPSP-R Pré-70	PPSP-NR Pré-70	PP2	Saúde Petrobras-AMS
Nominal discount rate (including inflation)(1)	12.95%	12.95%	13.07%	13.07%	12.95%	12.93%
Real discount rate	7.48%	7.48%	7.59%	7.59%	7.48%	7.46%
Nominal expected salary growth (including inflation) (2)	6.16%	6.15%	n/a	6.15%	8.72%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.69% to 3.25% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% reduced	Employees: according to pension plan Assisted: Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	MI-85 male, 10% reduced	AT-49 male
Age of retirement	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	Male, 56,36 years Female, 55,42 years	Male, 57,71 years Female, 55,88 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56,86 years Female, 55,75 years

(1) Inflation reflects market projections: 5.09% for 2025 and converging to 3.25% in 2029 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

56

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

					Pension Plans	2023 Health Care Plan
	PPSP-R	PPSP-NR	PPSP-R Pre-70	PPSP-NR Pre-70	PP2	AMS-Saúde Petrobras
Nominal discount rate (including inflation) (1)	9.53%	9.52%	9.46%	9.46%	9.56%	9.56%
Real discount rate	5.42%	5.41%	5.35%	5.35%	5.45%	5.45%
Nominal expected salary growth (including inflation)(2)	4.89%	4.63%	4.89%	4.63%	7.07%	n/a
Expected changes in medical and hospital costs (3)	n/a	n/a	n/a	n/a	n/a	13.11% to 3.75% p.a.
Mortality table	Petros Experience 2016	Petros Experiences 2025	Petros Experiences 2020	Petros Experiences 2023	AT-2012 IAM basic fem 10% reduced	Employees: according to pension plan Assisted: PPSP-R: Ex Petros 2016
Disability table	American group	American group	n/a	n/a	Disability Experience PP-2 2022	Assets: PP-2: Disability Experience PP-2 2022 Assisted: n/a
Mortality table for disabled participants	AT-49 male	AT-83 Basic by gender	MI 2006, by gender, 20% smoothed	Petros Experience 2014	IAPB-57 strong, 30% reduced	PPSP-R: AT-49 male
Age of retirement	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	Male, 56 years / Female, 55 years	Male, 58 years / Female, 56 years	1st eligibility according to RGPS Male, 65 years / Female, 60 years	Male, 56 years / Female, 55 years

(1) Inflation reflects market projections: 3.90% for 2024 and converging to 3.75% in 2031 onwards.
(2) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(3) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.

The most significant assumptions are described in Note 4.4.

18.3.7.	Sensitivity analysis of the defined benefit plans

The effect of a 1 p.p. change in the assumed discount rate and rate of change in medical and hospital costs is as set out below:

	Consolidated
	Discount rate				Rate of change in medical and hospital costs
	Pension plan		Health care plan		Health care plan
	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.	+ 1 p.p.	- 1 p.p.
Actuarial obligation	(6,473)	7,240	(4,471)	5,378	5,641	(4,716)
Service cost and interest	(74)	37	(317)	378	929	(391)

Accounting policy for post-employment defined benefits

The obligations related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected credit unit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation. Actuarial assumptions include demographic and financial assumptions, medical costs estimate, historical data related to benefits paid and employee contributions, as set out in note 4.

Service cost are accounted for within the statement of income and comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

57

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Net interest on the net defined benefit liability is the change during the period in the net defined benefit liability that arises from the passage of time. Such interest is accounted for in the statement of income.

Remeasurement of the net defined benefit liability is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) return on plan assets, excluding net interest on the net defined liability, net of defined benefit plan assets.

The Company also contributes to defined contribution plans, on a parity basis in relation to the employee's contribution, that are expensed when incurred.

19.	Provisions for legal proceedings, judicial deposits and contingent liabilities
19.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Labor claims, in particular: (i) several individual and collective labor claims; (ii) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (iii) actions of outsourced employees.
•	Tax claims including: (i) tax notices for alleged non-compliance with ancillary obligations; (ii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits; and (iii) claims for alleged non-payment of social security contributions on allowances and bonuses.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) lawsuits that discuss matters related to pension plans managed by Petros; and (iii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems.
•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar-São Paulo State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Non-current liabilities	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Labor claims	3,937	3,902	3,665	3,561
Tax claims	2,474	2,633	2,315	2,483
Civil claims	9,936	7,813	9,400	7,512
Environmental claims	1,196	1,652	1,071	1,299
Total	17,543	16,000	16,451	14,855

	Consolidated		Parent Company
	2024	2023	2024	2023
Opening Balance	16,000	15,703	14,855	14,609
Additions, net of reversals	2,556	1,967	2,309	1,701
Use of provision	(3,997)	(3,525)	(3,522)	(3,221)
Accruals and charges	2,904	1,875	2,809	1,766
Others	80	(20)	−	−
Closing balance	17,543	16,000	16,451	14,855

In preparing the financial statements for the period ended December 31, 2024, the company considered all available information related to the processes in which it is a party involved in making the estimates of the amounts of the obligations and the probability of outflow of funds.

58

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2024, the increase in liabilities is mainly due to changes in civil litigations involving contractual issues in the supply of goods and services totaling R$2,011.

19.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Tax	50,694	51,350	50,519	51,205
Labor	4,812	4,739	4,588	4,512
Civil	16,680	14,411	16,653	14,394
Environmental and others	559	890	522	857
Total	72,745	71,390	72,282	70,968

	Consolidated		Parent Company
	2024	2023	2024	2023
Opening Balance	71,390	57,671	70,968	57,239
Additions	5,358	8,663	5,093	8,623
Use (1)	(8,031)	(738)	(7,786)	(662)
Financial accruals and charges	3,981	5,830	3,962	5,803
Others	47	(36)	45	(35)
Closing balance	72,745	71,390	72,282	70,968

(1) It includes, in 2024, R$ 6,653 referring to the nominal values of deposits used when enrolling to the tax settlement program, on the incidence of CIDE, PIS and Cofins on remittances abroad under a vessel and platform charter agreement as detailed in note 17.

In 2024, the Company made judicial deposits net of reversal in the amount of R$5,358, with emphasis on the deposits and the nature of the related contingencies:

•	R$ 2,059 referring to production taxes values related to the unification of production fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça);
•	R$ 1,620 referring to the incidence of PIS and COFINS on tax amnesty programs;
•	R$ 1,239 referring to the incidence of CIDE, PIS and COFINS related to platform leases; and
•	R$ 1,389 referring to several deposits of tax nature.

These effects were partially offset by R$638 relating to the redemption of judicial deposits on the recalculation of production taxes (royalties and special participation) related to oil production in the Jubarte field.

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding R$ 200, which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and/or Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of December 31, 2024, the balance of production capacity held in guarantee in the NJP is R$ 13,362 (R$ 38,714 as of December 31, 2023), whose reduction is due to the Company's enrollment to the tax settlement program in June 2024.

19.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of December 31, 2024, estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

59

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
Nature	12.31.2024	12.31.2023
Tax	132,970	180,040
Labor	40,034	49,138
Civil	67,559	55,458
Environmental and others	8,038	6,910
Total	248,601	291,546

19.3.1.  Information on contingent liabilities

The tables below detail the main causes of tax, labor, civil and environmental nature, whose expectations of losses are classified as possible.

		Estimate
Description of tax matters	2024	2023
Plaintiff: Federal Revenue of Brazil
1) Income from foreign subsidiaries located outside Brazil not included in the computation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages, remaining a possible loss due to there being manifestations in favor of the Company's understanding in the Superior Courts. In 2024, there was a reduction in the ex officio fine and the addition of active debt registration in one of the processes.	21,164	20,625
2) Disallowance of credits and deduction of the PIS and COFINS tax base, including in ship or pay contracts and charters of aircraft and vessels.
Current status: The claims involve lawsuits in different administrative and judicial stages. In 2024, the increase refers, in particular, to the adjustment of the subject “PIS/COFINS – Disallowance of credits” and the receipt of a new infraction notice.	17,880	6,633
3) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE) and Social Integration Program (PIS) - Imports on remittances for payments of vessel charters.
Current status: The claim about the incidence of withholding income tax (Imposto de Renda Retido na Fonte- IRRF), occurred from 1999 to 2002, involves the legality of the normative rule issued by the Federal Revenue of Brazil, which ensured no taxation over those remittances. The reduction in the value in 2024 occurred due to the payment of the processes that dealt with CIDE and PIS/COFINS Import, after adhesion to the tax transaction notice PGFN-RFB 6/2024, detailed in Note 17.3 (Enrollment to the Tax Settlement Program). The remaining value of the matter refers to the incidence of IRRF, which is a discussion still ongoing in a process.	10,539	55,234
4) Collection of IRPJ and CSLL - Transfer price - Charter contracts

60

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Current status: The processes are in the administrative level. There are two decisions, one favorable and the other unfavorable to Petrobras in the first instance. The appeals from the Company and the Brazilian Federal Government are awaited. In 2024, the Company received a new infraction notice, referring to the 2019 calendar year. The increase in value was offset by a favorable decision to Petrobras, in the process referring to the 2017 calendar year, handed down by the Conselho Administrativo de Recursos Fiscais (CARF), which became definitive.	7,477	6,867
5) Collection of PIS/COFINS – Incidences on Amnesties.
Current status: Collection of social contributions PIS/COFINS, resulting from the tax transaction provided for in article 3 of Law 13,586/2017. The Embargoes on Execution are in the stage of producing expert evidence. In 2024, the increase refers, in particular, to monetary indexation and receipt of a new infraction notice.	6,990	6,116
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting defense judgment and appeals at the administrative and judicial levels. In 2024, the increase occurred, in particular, due to the receipt of new infraction notices and active debt registration in one of the processes.	6,750	5,149
7) Income taxes (IRPJ and CSLL) - Capital gains and Amortization of goodwill on the acquisition of equity interests.
Current status: This claim involves lawsuits in different administrative stages.	2,965	2,798
8) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.
Current status: This claim involves lawsuits in different judicial stages.	2,698	2,632
9) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority
Current status: This claim involves lawsuits in different administrative and judicial stages. The reduction in value, in 2024, occurred, in particular, due to the transfer of amounts to the subject “Disallowance of credits and deduction from the PIS and COFINS calculation base”.	2,411	8,793
10) Deduction of the IRPJ and CSLL tax base of the amounts paid as an incentive to the Petros Plan renegotiation and past service.
Current status: This claim involves lawsuits in different judicial stages. In 2024, due to judicial decision, the loss expectation was partially reclassified.	1,786	3,498
11) Import tax, PIS/COFINS and customs fines - Import of vessels through Repetro's Special Customs Regime.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the reduction refers to the reclassification of the expected loss in some processes.	1,457	1,949
12) Customs – Fines of 1% and 5% on the Customs Value.
Fines applied to the customs value of imported products due to inaccurated information in import declarations.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,391	1,320
13) Additional Social Security Contribution - Harmful Agents
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, the increase occurred, in particular, due to the reclassification of a matter in a process.	1,025	811
14) Collection of Import Tax, PIS/COFINS and customs fines, including Petrobras as jointly liable.
Current situation: Awaiting judgment of the Brazilian Federal Government appeal, at CARF, because of a lower court administrative decision favorable to the Company. In 2024, the expected loss of the claim was reclassified.	−	13,905
Plaintiff: States of SP, RJ, BA, PA, AL, MA, PB, PE, AM and SE Finance Departments
15) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,653	2,488
Plaintiff: States of RJ and BA Finance Departments
16) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages. In 2024, a judicial decision generated the reclassification of the expectation of loss to remote in a claim.	603	4,650
Plaintiff: States of PE and RJ Finance Departments
17) VAT Tax (ICMS) on imports required by Brazilian States.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,848	1,718

61

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Plaintiff: States of RJ, AM, PA, BA, MA, SP, RO, PE and RS Finance Departments
18) Alleged failure to write-down VAT (ICMS) credits related to zero tax rated or non-taxable sales made by the Company and its customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.In 2024, the increase refers, in particular, to the receipt of a new infraction notice, offset by a reduction related to adherence to the amnesty program in the state of Pernambuco.	6,551	6,087
Plaintiff: States of RJ, BA, PE and MT Finance Departments
19) The plaintiff alleges that the transfers between branches, especially in RJ, without segregating VAT (ICMS), under the special regime, reduced the total credits of the central department.
Current status: This claim involves lawsuits in different administrative and judicial stages.	5,390	4,972
Plaintiff: States of RJ, BA, PB, SE, SP, ES, CE and PE Finance Departments
20) Appropriation of ICMS credit on the acquisition of goods (products in general) that, in the understanding of the inspection, would fit into the concept of material for use and consumption, being the tax credit undue.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,945	1,810
Plaintiff: States of RJ, PR, AM, BA, PA, PE, SP, PB and AL Finance Departments
21) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,627	4,419
Plaintiff: State of SP Finance Department
22) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,512	1,446
Plaintiff: States of RJ, SP, BA, PE, PR and CE Finance Departments
23) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.In 2024, the increase refers, in particular, to the reclassification of expected loss in a process.	3,188	2,790
Plaintiff: States of RJ, PE, ES and GO Finance Departments
24) Appropriation of ICMS credit - Monophase applicable to the acquisition of goods
Current status: The new infraction notices, received in 2024, are in the administrative phase, awaiting judgment at first instance.	3,929	−
Plaintiff: States of RJ, PE, CE and PB Finance Departments
25) Collection of ICMS related to State Funds.
Current status: This claim involves lawsuits in different judicial stages. In 2024, the increase occurred due to the filing of annulment actions by the Company due to the receipt of several release notes, especially in the state of Rio de Janeiro.	3,368	954
Plaintiff: States of AC, PA, AM, MA, BA, PB, PE, SE, TO, GO, MT, RJ, SP, SC and PR Finance Departments
26) VAT Tax (ICMS) under substitution regime required by states.
Current status: There are lawsuits in different administrative and judicial stages.	1,166	1,079
Plaintiff: Municipal government of Angra dos Reis/RJ
27) Added value of ICMS on oil import operations.
Current status: There are lawsuits in different judicial stages.	1,632	1,505
Plaintiff: Several Municipalities
28) Alleged failure to withhold and pay tax on services.
Current status: There are lawsuits in different administrative and judicial stages.	1,243	1,232
29) Other tax matters	8,782	8,560
Total for tax matters	132,970	180,040

62

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of labor matters	2024	2023
Plaintiff: Employees and Sindipetro Unions.
1) Actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Federal Supreme Court (STF), accepting the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties, reversing the decision of the Superior Labor Court (TST) which had established different criteria and reached an understanding partially contrary to the Company. As there were several legal actions at different procedural stages, the Company monitors the progress of the respective processes and makes the necessary adjustments to the values and expectations of this litigation in accordance with the decisions that apply the Superior Labor Court precedent. In 2024, the reduction refers, in particular, to write-offs and transfers for remote loss resulting from favorable decisions to Petrobras that applied the Superior Labor Court precedent.	30,553	40,485
2) Other labor matters	9,481	8,653
Total for labor matters	40,034	49,138

		Estimate
Description of civil matters	2024	2023
Plaintiff: Several goods and service providers
1) Claims related to goods and services supply contracts, with emphasis on discussions about economic and financial imbalance, contractual breach, fines and early termination of contracts.
Current status: The claims involve lawsuits in different judicial stages. In 2024, there was an increase in value due to new lawsuits and unfavorable decisions to Petrobras.	20,552	17,171
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP
2) Proceedings challenging an ANP order requiring Petrobras to: unite Tupi and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; and to unite Tartaruga Verde and Mestiça fields, which would cause changes in the payment of special participation charge.

Current status: This list involves claims that are disputed in court and in arbitration proceedings, as follows. In 2024, there was an increase in the value, due to the judicial deposits that are made by Petrobras:

a) Tupi and Cernanbi: initially, the Company made judicial deposits for the alleged differences resulting from the special participation. However, with the reversal of the favorable injunction, the payment of these alleged differences were made directly to ANP, and such judicial deposits were resumed in the 2nd Quarter of 2019. The suspension of the arbitration was reversed by the BM-S-11 Consortium at the Brazilian Superior Court, so that the arbitration resumed its progress.

b) Baúna and Piracicaba: the decision maintaining the suspension of arbitration was revoked, and the arbitration procedure is ongoing.

c) Tartaruga Verde and Mestiça: Petrobras was also authorized to make deposits of the disputed amounts, which continue to occur. The Federal Regional Court of the 2nd Region has so far ruled on the jurisdiction of the Arbitral Court, authorizing the continuation of the arbitration.

d) Berbigão and Sururu: ANP made a decision on January 24, 2025, determining the unification of the Berbigão and Sururu fields, located in the BM-S-11A concession, in the pre-salt layer of Santos Basin, operated by Petrobras with a 42.5% interest. The decision results in the reporting of production from the Berbigão and Sururu fields in a single field, increasing the rate applied to the corresponding collection of Special Participation related to the unified field, retroactively to the date of commencement of production. In the same decision, it was determined that ANP's Superintendence of Government Participations should determine the value of Government Participations considering the unified fields. The company has not yet received the release note with the charge from ANP.	16,634	10,870
Plaintiff: Federations Oil Workers, Unions, employees and retired personnel from Petros
3) Collective and individual actions that discuss topics related to Petros plans.
Current status: The matter involves proceedings at different judicial stages. In 2024, the increase refers, in particular, to monetary and interest indexation.	12,053	10,772
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP and other agencies

4) Administrative and legal proceedings that discuss:

a) Difference in special participation and royalties in different fields;

b) Fines imposed by ANP due to alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities relating to compliance with oil and gas industry regulation. It also includes fines imposed by other agencies.

Current status: The claims involve lawsuits in different administrative and judicial stages.	11,537	10,721
Plaintiff: Legal entities that participated in the purchase and sale of Petrobras assets
5) Judicial and arbitration proceedings that discuss asset sales carried out by Petrobras.
Current status: The matter involves proceedings in different judicial and arbitration stages. In 2024, there was an increase in value due to the receipt of new processes.	1,633	1,163
6) Several civil proceedings, with emphasis on those related to expropriation and easement of passage and civil liability.	5,150	4,761
Total for civil matters	67,559	55,458

63

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		Estimate
Description of environmental matters	2024	2023
Plaintiff: Several authors, notably: Ministério Público Federal, Ministérios Públicos Estaduais and public environmental bodies, such as IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis, state and municipal public bodies.
1) Several lawsuits of an environmental nature, with emphasis on action for alleged damage to fishermen due to the Company's operations, fines related to the Company's operations and public civil action for alleged environmental damage due to the sinking of Platform P-36. In 2024, the increase occurred mainly due to the partial reclassification of the expected loss in an action.	8,038	6,910
Total for environmental matters	8,038	6,910

19.3.2.  Minimum Compensation Based on Employee's Position and Work Schedule (Remuneração Mínima por Nível e Regime - RMNR)

The RMNR consists of a minimum remuneration guaranteed to employees, based on salary level, work schedule and geographic location. This remuneration policy was created and implemented by Petrobras in 2007 through collective negotiation with union representatives, and approved at employee meetings, with the formula for calculating the supplement to this minimum remuneration adopted by the Company later being questioned in court by employees and Unions. The Superior Labor Court (TST) established criteria different from those agreed and reached an understanding partially contrary to the Company, deciding to exclude some portions of the calculation. The Federal Supreme Court (STF), which accepted the Company's appeal, recognized in March 2024 that the calculation formula used by the Company is valid and in accordance with what was negotiated between the parties.

The Company has been adjusting the expectation of loss, according to the decisions in which the understanding of the STF applies. As there are several legal actions at different procedural stages, the Company monitors the application of the precedent to the respective processes, which are being terminated, according to their progress in the Court.

As of December 31, 2024, there are several legal proceedings related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's financial statements, with R$546 (R$ 655 as of December 31, 2023) classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings, and R$30,553 (R$ 40,485 as of December 31, 2023) classified as possible loss.

19.4.	Class action and related proceedings
19.4.1.	Class action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors. On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On July 26, 2023, the Court issued an intermediary decision on the merits which provided the following understanding: (i) the requests made against PIB BV, PO&G and certain former members of the Company’s management were rejected; (ii) the Court declared that Petrobras and the PGF acted illegally in relation to their investors, although the Court expressed it does not consider itself sufficiently informed about relevant aspects of Brazilian, Argentine and Luxembourger laws to definitively decide on the merits of the action; and iii) the alleged rights under Spanish legislation are prescribed.

Regarding the aspects of Brazilian, Argentine and Luxembourger laws considered relevant to the sentence, the Court ordered the production of technical evidence by Brazilian and Argentine experts and by Luxembourger authorities.

On October 30, 2024, after the parties' comments on the technical evidence, the Court issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

64

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Therefore, the Court rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the Court confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras, Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo; and (ii) prescription of requests formulated in accordance with Spanish legislation.

The Foundation and PGF have appealed the ruling and previous interim decisions and will have the opportunity to substantiate their own appeals and respond to each other's appeals, before judgment by the Court of Appeal in The Hague. Petrobras will still be able to present its own appeal within the deadline for responding to the Foundation's appeal.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch courts, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Court and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Brazilian Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves vigorously.

19.4.2.	Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals revoked, on October 21, 2021, the lower court decision that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court judge take steps to certify whether the Company could be considered criminally immune in Argentina for further reassessment of the issue. After carrying out the steps determined by the Court of Appeals, on May 30, 2023, the lower court denied the recognition of immunity from jurisdiction to Petrobras.

65

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras filed an appeal against this decision, which was recognized by the Court of Appeals on April 18, 2024. Against this decision, the Association filed a new appeal, and on December 20, 2024, the Court of Cassation reformed the decision of the Court of Appeals to deny Petrobras' immunity from jurisdiction, which, in turn, appealed to the Supreme Court to reinstate the Court of Appeals decision. On December 27, 2024, before the decision of the Court of Cassation became final, the court of first instance ordered to sue Petrobras and a precautionary injunction, which was appealed to the Court of Appeals. The Court of Appeals had already recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies, which was also the subject of an appeal upheld by the Court of Appeals on September 15, 2022, recognizing the Association the right to represent financial consumers. The company's appeal against this decision was rejected on February 21, 2025. Petrobras presented other procedural defenses, which may be re-discussed in later stages of the process. This criminal action is being processed before the Economic Criminal Court No. 2 of the city of Buenos Aires.

As for the other criminal action for alleged non-compliance with the obligation to publish a “press release” in the Argentine market about the existence of a class action filed by Consumidores Damnificados Asociación Civil para su Defensa before the Commercial Court, there are no developments in 2024.

19.4.3.	Lawsuit in United States regarding Sete Brasil Participações S.A (“Sete”)

The EIG Energy Fund XIV, L.P. and affiliates (“EIG”) filed a lawsuit against Petrobras, before the District Court of Columbia, United States, to recover alleged losses related to its investment in Sete Brasil Participações S.A. On August 8, 2022, the judge upheld EIG's claim as to Petrobras' responsibility for the alleged losses (which was recorded in 2022 as provisions for legal proceedings) but denied the motion for summary judgment with respect to damages, whereby the award of compensation will be subject to the proof of damages by EIG at a hearing and to the consideration of the defenses by the Company. In the same decision, whose effects were recognized in the Company's financial statements in 2022, the judge denied the request to dismiss the case based on Petrobras' immunity from jurisdiction, when an appeal was filed with the Federal Court of Appeals for the District of Columbia, which was denied in June 2024. Petrobras then submitted a request to review the issue, which was rejected on July 24, 2024. As a result, the process, which had been suspended by the lower court judge on October 26, 2022 due to the filing of the appeal by Petrobras, resumed its course and the beginning of the trial hearing was scheduled for March 31, 2025.

On August 26, 2022, on another procedural front initiated by the EIG, the District Court of Amsterdam granted a precautionary measure to block certain Petrobras assets in the Netherlands. This granting was based on the decision of the District Court of Columbia, on August 8, 2022, and was intended to ensure the satisfaction of EIG's claims contained in the aforementioned US lawsuit. For the purpose of this injunction, the District Court of Amsterdam limited EIG's claims to a total of US$ 297.2 million, although the US Court ruled that any award of damages would depend on evidence of damages by EIG at a trial hearing. There are some discussions about the scope of the assets blocked by EIG, but there is no related lawsuit pending in the Netherlands. This precautionary block does not prevent Petrobras and its subsidiaries from complying with their obligations to third parties.

19.5.	Arbitrations proposed by non-controlling shareholders in Brazil

Petrobras is also currently a party to seven arbitrations proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado - CAM), linked to the Brazilian Stock Exchange (B3), brought by investors who purchased Petrobras’ shares traded on B3. Six of these arbitrations were initiated by national and foreign investors. The other proceeding was brought by an association that is not a shareholder of the Company and intended to be a collective arbitration, through representation of all non-controlling shareholders of Petrobras that acquired shares on B3 between January 22, 2010 and July 28, 2015. Investors claim alleged financial losses caused by facts related to the investigations of the so-called Lava Jato investigation.

These claims involve complex issues that are subject to substantial uncertainties and involve factors such as the novelty of the legal theories, the timing of the Chamber of Arbitration decisions, the information produced in discovery, besides analysis by retained experts.

The claims asserted are broad and span a multi-year period. The uncertainties inherent in all such matters affect the amount and timing of their ultimate resolution. As a result, the Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Depending on the outcome of the remaining complaints, the Company may have to pay substantial amounts, which may have a significant effect on its consolidated financial position, financial performance and cash flows in a certain period. However, Petrobras does not recognize responsibility for the losses alleged by investors in these arbitrations.

These arbitrations are in different stages of processing.

In relation to one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial award was issued which generally recognized the Company's responsibility, but not determined the payment of amounts by Petrobras. Against these decisions, Petrobras filed a lawsuit for the annulment of the partial arbitral award on July 20, 2020, as the Company understands that the award contains serious flaws

66

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitration award, recognizing the serious flaws and improprieties pointed out by Petrobras. At the moment, the ruling is awaited after the appeals filed at the time have been judged. The appeals against this decision are still pending judgement of a final decision. In compliance with CAM rules, the lawsuit is confidential and only available to those involved in the original arbitration proceeding.

On September 11, 2024, in the arbitration that was intended to be collective, a final arbitration ruling was handed down, in favor of Petrobras, extinguishing the referred arbitration, without resolution on the merits, due to the applicant's active illegitimacy to act as a procedural substitute. The arbitration is confidential, having become final on November 29, 2024.

In turn, on January 9, 2025, in another of these arbitrations initiated by several foreign investors, a final arbitration award was handed down in favor of Petrobras. The sentence dismissed the request, accepting one of the defense theses presented by Petrobras, recognizing that, based on Brazilian law, there is no legal permit that authorizes investors to bring an action for compensation against the Company for indirect damages, such as those related to the devaluation of the value of shares. This arbitration is confidential, as are the others in progress.

Petrobras will continue to defend itself in this and other arbitrations.

Accounting policy for provisions for legal proceedings, contingent liabilities and contingent assets

The Company recognizes provisions for legal, administrative and arbitration proceedings when the technical assessment of its legal advisors and the judgment of management consider that it is more likely than not that a present obligation exists and the other conditions to recognize a provision are met, including that it is probable that an outflow of resources will be required to settle the obligation.

Contingent liabilities are not recognized but are disclosed in notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated, considering the best information available to the date of the issuance of these financial statements.

The methodology used to estimate the provisions is described in note 4.5.

Contingent assets are not recognized, but are disclosed in notes when the inflow of economic benefits is considered probable and the amount is considered material. However, if the inflow of economic benefits is virtually certain, which, in general, considers the final and unappealable decision, and if the value can be reliably measured, the related asset is not a contingent asset anymore and it is recognized.

20.	Provision for decommissioning costs

The table below details the provision for decommissioning costs amount per production area:

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Onshore	3,053	2,162	2,447	1,660
Shallow waters	44,996	30,274	44,996	30,274
Deep and ultra-deep post-salt	74,740	52,638	74,740	52,638
Pre-salt	39,464	27,256	39,464	27,256
Total	162,253	112,330	161,647	111,828
Current	10,500	9,837	10,426	9,661
Non current	151,753	102,493	151,221	102,167

	Consolidated		Parent Company
	2024	2023	2024	2023
Opening balance	112,330	97,048	111,828	96,552
Adjustment to provision	54,647	18,935	54,624	18,883
Transfers related to liabilities held for sale	(2,167)	(1,683)	(2,167)	(1,683)
Use of provisions	(7,894)	(6,108)	(7,800)	(6,074)
Interest accrued	5,207	4,176	5,162	4,150
Others	130	(38)	−	−
Closing balance	162,253	112,330	161,647	111,828

The increase in the total balance of the provision in 2024 is mainly due to: (i) the review of tariffs and the duration of activities related to the decommissioning of wells and equipment; (ii) the devaluation of the real against the US dollar, with an impact on cost estimates in dollar; and iii) the reduction of the risk-adjusted real discount rate to 4.56% p.a. (4.79% in 2023).

The transfer to liabilities held for sale refers to the creation and review of the provision associated with E&P assets in process of divestment and classified as assets held for sale. In 2024, it includes the provision created for the Cherne Cluster (R$3,875), in Rio de Janeiro, for the Pescada Cluster (R$266), in Rio Grande do Norte, and the reduction due to the termination of the divestment agreement for the Uruguá Cluster, Uruguá and Tambaú fields (R$1,974), in Rio de Janeiro. In 2023, the movements refer to the provision created for the Uruguá Cluster (R$1,888) and the reduction of the provision related to the Pescada Cluster (R$205), according to note 29.

67

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The estimated maturity of the obligations are presented below:

	Consolidated
Maturity	2025	2026	2027	2028	2029	2030 onwards	12.31.2024
Provision for decommissioning costs	10,500	16,059	13,329	14,491	10,677	97,197	162,253
Total	10,500	16,059	13,329	14,491	10,677	97,197	162,253

The effect of a change in the discount rate (key premise) may cause material variations in the provision, as follows:

Sensitivity to the discount rate (1)	Effects on provision for decommissioning costs	Effects on carrying amounts of assets	Effects on other income and expenses
Increase of 0.5 percentage points	(10,097)	(9,191)	(906)
Decrease of 0.5 percentage points	11,119	10,090	1,029
(1) It includes liabilities held for sale.

Accounting policy for decommissioning costs

The initial recognition of legal obligations to remove equipment and restore land or sea areas at the end of operations occurs after the declaration of commercial feasibility of an oil and gas field. The calculations of the cost estimates for future environmental removals and recoveries are complex and involve significant uncertainties (as set out in note 4.6).

The estimates of decommissioning costs are reviewed annually based on current information on expected costs and recovery plans.

When the revision of estimates results in an increase in the provision for decommissioning costs, the counterpart is an increase in the corresponding asset. Otherwise, if it results in a reduction in the provision, the counterpart is a reduction in the asset, which cannot exceed its book value. The excess portion is immediately recognized in profit or loss under other operating expenses, as well as the counterpart for oil and gas production fields in the process of being returned.

21.	Other Assets and Liabilities
Asset		Consolidated		Parent Company
		12.31.2024	12.31.2023	12.31.2024	12.31.2023
Escrow account and/ or collateral	(a)	4,647	4,885	4,179	4,786
Advances to suppliers	(b)	13,667	8,783	14,836	10,529
Prepaid expenses	(c)	2,172	2,192	1,695	1,622
Derivatives transactions	(d)	181	443	109	331
Assets related to E&P partnerships	(e)	2,342	1,235	5,545	4,237
Others		2,078	1,274	877	978
		25,087	18,812	27,241	22,483
Current		9,599	7,603	10,817	10,253
Non-Current		15,488	11,209	16,424	12,230
Liability		Consolidated		Parent Company
		12.31.2024	12.31.2023	12.31.2024	12.31.2023
Obligations arising from divestments	(f)	5,657	5,811	5,655	5,807
Contractual retentions	(g)	3,785	3,468	3,668	3,363
Advances from customers	(h)	1,671	3,350	1,355	2,027
Provisions for environmental expenses, research and development and fines	(i)	4,215	3,426	3,884	3,167
Other taxes	(j)	1,864	1,821	1,864	1,821
Unclaimed dividends	(k)	1,708	1,630	1,708	1,630
Derivatives transactions	(d)	799	299	666	249
Obligations arising from acquisition of equity interests	(l)	806	753	806	753
Various creditors		610	666	605	663
Others		2,566	2,531	2,540	2,444
		23,681	23,755	22,751	21,924
Current		13,652	14,596	12,045	12,252
Non-Current		10,029	9,159	10,706	9,672

In 2024, the increase of R$6,275 in the balance of other assets is mainly due to advances for the acquisition of investment materials, for the construction of platforms and the greater availability and amounts receivable from partners in E&P partnership operations operated by Petrobras.

The following references detail the nature of the operations that make up the balances of other assets and liabilities:

68

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

a) Amounts deposited for payment of obligations related to the finance agreement with China Development Bank, as well as margin in guarantee for futures and over-the-counter derivatives. In addition, there are amounts in investment funds from escrow accounts related to divestment of Transportadora Associada de Gás S.A. (TAG) and in Nova Transportadora do Sudeste S.A. (NTS).

b) The balance mainly comprises advances for the construction of platforms P-80, P-82, P-83, P-84 and P-85 and for the acquisition of underwater oil and gas production and flow equipment. For each of the agreements related to these advances, the Company has an associated guarantee capable of fully covering the amount advanced by Petrobras, which includes bank guarantees, letters of credit, guarantee insurance and/or corporate guarantees.

c) Spending on platform charters and equipment rentals when the start of operations has been postponed due to legal requirements or to the need for technical adjustments.

d) Fair value of open positions and transactions closed but not yet settled.

e) Cash and amounts receivable from partners in E&P consortia operated by Petrobras.

f) Provisions for contractual indemnities and financial reimbursements assumed by Petrobras to be made to the acquirer, referring to abandonment costs of divested assets. The settlement of these provisions follows decommissioning schedules, with payments beginning between two and three months after the date expected for the execution of operations, according to the contractual terms for reimbursement of abandonment of the respective oil fields.

g) Retained amounts from obligations with suppliers to guarantee the execution of the contract, accounted for when the obligations with suppliers are due. Contractual retentions will be paid to suppliers at the end of the contract, upon issuance of the contract termination term.

h) Amounts related to the advances or cash receipt from third parties, related to the sale of products or services.

i) Accrued amounts for environmental compensation assumed by the Company in the course of its operations and research projects.

j) Non-current portion of other taxes (see note 17).

k) Dividends made available to shareholders and not paid due to the existence of pending registration issues for which the shareholders are responsible with the custodian bank for the shares and with Petrobras, according to note 32.

l) Obligations arising from the acquisition of equity interests in Araucária Nitrogenados, which will be settled by the end of 2030.

Accounting policy for other assets and liabilities

The accounting recognition of obligations arising from divestment is at present value, using a risk-free discount rate, adjusted to reflect the Company's credit risk, being the best estimate of the disbursement required to settle the present obligation on the statement of financial position date. The obligations are subject to significant changes as activity execution schedules are updated and detailed by buyers.

22.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the preparation of these consolidated financial statements for the year ended December 31, 2024, the Company considered all the available information relating to the “Lava Jato” Operation, and did not identify any of such information that would affect the adopted calculation methodology and would trigger additional write-offs on the overpayments incorrectly capitalized.

The Company will continue to monitor the investigations and collaborate with the competent authorities. Given the absence of new relevant facts in relation to this operation in recent years, the Company does not expect any material changes to the write-off recognized in 2014 or to the methodology adopted, unless the scenario changes in the future.

During 2024, new leniency and plea agreements entitled the Company to receive funds with respect to compensation for damages, in the amount of R$ 336 (R$ 562 in 2023), accounted for as other income and expenses, and must be added to the amount of R$7,281 recognized in previous periods, totaling R$7,617.

69

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

23.	Property, plant and equipment
23.1.	Per type of assets
	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)
Additions	131	2,076	83,250	568	57,973	143,998	145,102
Additions to / review of estimates of decommissioning costs	−	−	−	38,902	−	38,902	38,879
Capitalized interests	−	−	8,410	−	−	8,410	8,406
Write-offs	(40)	(276)	(1,637)	(49)	(364)	(2,366)	(2,431)
Transfers (5)	2,688	27,402	(41,320)	14,269	79	3,118	3,081
Transfers to assets held for sale	3	142	(27)	(2,343)	418	(1,807)	(1,654)
Depreciation, amortization and depletion	(421)	(26,683)	−	(19,823)	(33,525)	(80,452)	(83,074)
Impairment - recognition (note 25)	(11)	(2,679)	(1,976)	(5,264)	(277)	(10,207)	(10,083)
Impairment - reversal (note 25)	25	834	66	117	66	1,108	766
Cumulative translation adjustment	8	58	58	312	3	439	−
Balance at December 31, 2024	15,389	283,650	150,990	222,434	171,454	843,917	858,561
Accumulated cost	24,119	600,426	187,751	417,094	262,342	1,491,732	1,444,141
Accumulated depreciation and impairment (4)	(8,730)	(316,776)	(36,761)	(194,660)	(90,888)	(647,815)	(585,580)

	Consolidated						Parent Company
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total	Total
Balance at December 31, 2022	13,241	287,740	77,424	200,537	100,240	679,182	699,786
Accumulated cost	22,659	550,097	124,904	352,617	154,805	1,205,082	1,158,091
Accumulated depreciation and impairment (4)	(9,418)	(262,357)	(47,480)	(152,080)	(54,565)	(525,900)	(458,305)
Additions	2	2,625	59,271	58	75,203	137,159	137,362
Additions to / review of estimates of decommissioning costs	−	−	−	13,085	−	13,085	13,033
Capitalized interests	−	−	6,366	−	−	6,366	6,366
Transfer of Signature Bonus (6)	−	−	−	82	−	82	82
Write-offs	(55)	(1,508)	(396)	(399)	(811)	(3,169)	(3,255)
Transfers (5)	297	27,211	(34,673)	8,641	−	1,476	1,286
Transfers to assets held for sale	(71)	(182)	462	(1,160)	(418)	(1,369)	(1,799)
Depreciation, amortization and depletion	(416)	(25,326)	−	(23,501)	(27,081)	(76,324)	(79,833)
Impairment - recognition (note 25)	−	(8,272)	(4,314)	(1,538)	(193)	(14,317)	(14,021)
Impairment - reversal (note 25)	15	499	44	3	137	698	562
Cumulative translation adjustment	(7)	(11)	(18)	(63)	4	(95)	−
Balance at December 31, 2023	13,006	282,776	104,166	195,745	147,081	742,774	759,569
Accumulated cost	22,434	572,111	152,344	362,175	217,033	1,326,097	1,279,761
Accumulated depreciation and impairment (4)	(9,428)	(289,335)	(48,178)	(166,430)	(69,952)	(583,323)	(520,192)

(1) Consisting of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operation, storage and production facilities, including underwater oil and gas production and flow equipment depreciated using the units produced method.
(2) The balances by business segment are presented in note 13.
(3) Comprised of exploration and production assets related to wells, abandonment of areas, signing bonuses associated with proven reserves and other expenses directly linked to exploration and production, except assets classified under "Equipment and other assets".
(4) In the case of land and assets under construction, it refers only to impairment losses.
(5) Mainly includes transfers between asset types and transfers of advances to suppliers.
(6) Transfer of Intangible Assets.

The additions in assets under construction are mainly due to investments in the development of production in the Búzios, Mero fields and other fields in Espírito Santo, Santos Basin and Campos Basin. The additions in right of use refer to the chartering of platforms, with emphasis on the FPSO Maria Quitéria and FPSO Duque de Caxias, rigs for E&P operations, vessels and the chartering of the Sequoia Regasifier Ship, operating at the Bahia LNG Terminal, and with respective impact on lease liabilities (note 31).

23.2.	Estimated useful life

The useful life of assets subject to depreciation are shown below:

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	22 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 2 and 50)

The estimated useful life of buildings and improvements, equipment and other assets is as follows:

70

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2024
5 years or less	29,656	(23,716)	5,940
6 - 10 years	44,332	(32,332)	12,000
11 - 15 years	29,955	(21,461)	8,494
16 - 20 years	164,476	(101,075)	63,401
21 - 25 years	163,668	(56,675)	106,993
25 - 30 years	65,807	(21,706)	44,101
30 years or more	29,556	(9,627)	19,929
Units of production method	96,198	(58,770)	37,428
	623,648	(325,362)	298,286
Buildings and improvements	23,222	(8,586)	14,636
Equipment and other assets	600,426	(316,776)	283,650

23.3.	Right-of-use assets

The table below shows the split by type of asset and readjustment clauses with possible impacts on accumulated depreciation and impairment, as follows:

	Consolidated				Parent Company
	Platforms	Vessels	Properties and others	Total	Total
12.31.2024
Accumulated cost	139,231	108,624	14,487	262,342	278,171
Accumulated depreciation and impairment	(29,176)	(57,070)	(4,642)	(90,888)	(97,148)
Without contractual readjustment clauses	−	(46,379)	(746)	(47,125)	(47,124)
With contractual readjustment clauses - abroad	(29,176)	(4,526)	−	(33,702)	(34,190)
With contractual readjustment clauses - Brazil	−	(6,165)	(3,896)	(10,061)	(15,834)
Total	110,055	51,554	9,845	171,454	181,023
12.31.2023
Accumulated cost	115,509	87,144	14,380	217,033	230,451
Accumulated depreciation and impairment	(23,254)	(42,584)	(4,114)	(69,952)	(74,424)
Without contractual readjustment clauses	−	(34,387)	(814)	(35,201)	−
With contractual readjustment clauses - abroad	(23,254)	(1,091)	−	(24,345)	(74,424)
With contractual readjustment clauses - Brazil	−	(7,106)	(3,300)	(10,406)	−
Total	92,255	44,560	10,266	147,081	156,027

Accounting policy for property, plant and equipment

Property, plant and equipment are stated at acquisition costs or construction costs, which also include the costs directly attributable to bringing the asset into operating condition, as well as, when applicable, the estimated costs of dismantling and removing the fixed asset and restoring the location where the asset is located, deducted from accumulated depreciation and losses due to impairment.

Expenses on major planned maintenance, carried out to restore or maintain the original performance standards of industrial units, maritime production units and ships, are recognized in property, plant and equipment when the campaign period is longer than twelve months and the campaigns are predictable. These expenses are depreciated over the expected period until the next major maintenance. Maintenance expenses that do not meet these requirements are recognized as expenses in the income statement for the year.

Replacement parts and spare parts with a useful life of more than one year and which can only be used in connection with items of property, plant and equipment are recognized and depreciated together with the main asset.

Financial charges on loans directly attributable to the acquisition or construction of assets are capitalized as part of the costs of those assets.

In the case of resources raised without specific destination, used for the purpose of obtaining a qualifying asset, the financial charges are capitalized by the average loan rate in force during the period, applied to the balance of works in progress.

The company ceases to capitalize financial charges on qualifying assets whose development is completed. Generally, interest capitalization is suspended, among other reasons, when qualifying assets do not receive significant investments for a period equal to or greater than 12 months.

Assets directly related to the production of oil and gas in a contracted area, whose useful life is not less than the life of the field (reserve exhaustion time), are depleted using the produced units method, including rights and concessions such as the signature bonus.

71

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Using the produced units method, the depletion rate is calculated based on the monthly production of the respective producing field in relation to its respective developed proven reserve, except for the signature bonus, whose rate is calculated considering the monthly production volume in relation to the total proven reserves of each producing field in the area to which the signature bonus refers.

Assets depreciated using the straight-line method based on estimated useful lives, which are reviewed annually and shown in note 23.2, are: (i) those directly linked to oil and gas production, whose useful life is shorter than the useful life of the field; (ii) mobile platforms; and (iii) other assets not directly related to oil and gas production. Land is not depreciated.

Right-of-use assets are presented as property, plant and equipment and, according to the useful lives of their respective underlying assets and the characteristics of the lease contracts (term, transfer of the asset or exercise of purchase options), are depreciated using the straight-line method based on the contractual terms.

23.4.	Oil and Gas fields operated by Petrobras returned to ANP

During the 2024 financial year, Petrobras decided to return the Cachalote field to the ANP, which had a full loss due to impairment. In 2023, losses due to return totaled R$220, referring to the Atum, Curimã, Espada and Xaréu fields, belonging to the Campos Basin, which had not produced since 2020.

23.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the year ended December 31,2024, the capitalization rate was 7.19% p.a. (7% p.a. for the year ended December 31, 2023).

72

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

24.	Intangible assets
24.1.	Per type of assets
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Addition	131	1,080	−	1,211	1,169
Capitalized borrowing costs	−	68	−	68	68
Write-offs	(109)	(13)	−	(122)	(121)
Transfers	−	35	−	35	23
Amortization	(18)	(705)	−	(723)	(691)
Impairment – accrual (note 25)	(1,239)	−	−	(1,239)	(1,239)
Cumulative translation adjustment	2	2	1	5	−
Balance at December 31, 2024	10,509	3,328	124	13,961	13,772
Accumulated cost	10,836	10,294	124	21,254	20,321
Accumulated amortization and impairment	(327)	(6,966)	−	(7,293)	(6,549)
Estimated useful life in years	Indefinite (2)	5	Indefinite
	Consolidated				Parent Company
	Rights and Concessions (1)	Softwares	Goodwill	Total	Total
Balance at December 31, 2022	13,164	2,294	123	15,581	15,426
Accumulated cost	13,453	8,144	123	21,720	20,864
Accumulated amortization and impairment	(289)	(5,850)	−	(6,139)	(5,438)
Addition	735	991	−	1,726	1,696
Capitalized borrowing costs	−	65	−	65	65
Write-offs	(210)	(2)	−	(212)	(212)
Transfers	(53)	12	−	(41)	(47)
Transfer of Signature Bonus (3)	(82)	−	−	(82)	(82)
Amortization	(18)	(499)	−	(517)	(487)
Impairment – accrual (note 25)	(1,796)	−	−	(1,796)	(1,796)
Cumulative translation adjustment	2	−	−	2	−
Balance at December 31, 2023	11,742	2,861	123	14,726	14,563
Accumulated cost	12,051	9,151	123	21,325	20,453
Accumulated amortization and impairment	(309)	(6,290)	−	(6,599)	(5,890)
Estimated useful life in years	Indefinite (2)	5	Indefinite

(1) Mainly composed of signature bonuses, paid in concession and production sharing agreements for oil or natural gas exploration, in addition to public service concessions, trademarks and patents and others.
(2) Composed mainly of assets with an indefinite useful life whose valuation is reviewed annually to determine whether it remains justifiable.
(3) Transfer to Property, Plant and Equipment.

24.2.	ANP Bidding Result

Blocks in the Pelotas Basin - 4th Permanent Concession Offering Cycle

On December 13, 2023, Petrobras acquired exploration and production rights for oil and natural gas in 29 blocks in the Pelotas Basin during the 4th Permanent Concession Offering Cycle conducted by ANP, with a signature bonus payment of R$ 116 in 2024. For more information about the contracts signed through partnerships, see note 27.

24.3.	Exploration rights returned to the ANP

In 2024, the return of 5 exploratory blocks was approved, resulting in the write-off of the respective assets. These blocks are: ES-M-598 and ES-M-673, located in the Espírito Santo Basin; PAR-T-175, in the Paraná Basin, totaling R$ 109; as well as blocks C-M-657 and C-M-709, located in the Campos Basin, as stated in note 25. In 2023, 8 exploration areas located in the pre-salt area of the Campos Basin were returned to ANP, totaling R$ 2,006 in exploration rights written-off.

For more information see note 26 regarding exploration and evaluation of oil and gas reserves.

Accounting policy for intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to the completion and use of assets, probable future economic benefits, and others.

73

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

When the technical and commercial feasibility of oil and gas production is demonstrated for the first field in an area, the value of the signature bonus is reclassified to property, plant and equipment at their full value. While they are registered in intangible assets, they are not amortized. Other intangible assets with defined useful lives are amortized on a straight-line basis over their estimated useful lives.

If, when defining the technical and commercial feasibility of the first field of a block, there are exploratory activities being carried out in different locations in the block, so that oil and gas volumes can be estimated for other possible reservoirs in the area, then the value of the signature bonus is partially reclassified to PP&E, based on the ratio between the volume of oil and gas expected (oil in place - VOIP) of a specific reservoir and the total volume of oil and gas expected for all possible reservoirs in the area.

If exploratory activities in the remaining areas do not result in technical and commercial viability, the corresponding value of the signature bonus is not written off, but transferred to PP&E and added to the value of the signature bonus related to the location that was previously assessed as technically and commercially viable.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

25.	Impairment
	Consolidated
	2024	2023
Statement of income
Impairment (losses) reversals	(9,371)	(13,111)
Exploratory assets	(1,241)	(1,796)
Impairment on equity-accounted investments	64	(9)
Net effect within the statement of income	(10,548)	(14,916)
Losses	(11,773)	(16,212)
Reversals	1,225	1,296
Statement of Financial Position
Property, plant and equipment (1)	(9,099)	(13,619)
Intangible assets (1)	(1,239)	(1,796)
Assets classified as held for sale	(214)	508
Investments	4	(9)
Net effect within the statement of financial position	(10,548)	(14,916)

(1) For more information see note 25.1.

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years.

On November 21, 2024, management concluded and approved its Business Plan 2025-2029, considering a complete update of economic assumptions, as well as its project portfolio and estimates of reserve volumes.

The investment planned for the period 2025-2029 is US$111 billion, of which 69% is allocated to oil and gas Exploration and Production (E&P).

74

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

25.1.	Impairment of property, plant and equipment and intangible assets
	Consolidated
Assets or CGU by nature (1)	Carrying amount	Recoverable amount (2)	(Impairment) Reversal (3)	Business Segment	Comments
	2024
Producing properties relating to oil and gas activities in Brazil (several CGUs)	49,526	43,347	(6,882)	E&P – Brazil	Item (a1)
Second refining unit in RNEST	2,564	−	(2,564)	RTM – Brazil	Item (b1)
Oil and gas exploratory assets (several CGUs)	1,241	−	(1,241)	E&P – Brazil	Item (c)
Others	-	-	349	Several
Total			(10,338)
	2023

Producing properties relating to oil and gas activities in Brazil (several CGUs)	40,339	29,569	(10,860)	E&P – Brazil	item (a2)
Second refining unit in RNEST	4,564	2,201	(2,363)	RTM – Brazil	item (b2)
Oil and gas exploratory assets (several CGUs)	1,796	−	(1,796)	E&P – Brazil	Item (c)
Others	-	-	(396)	Several
Total 2023			(15,415)
(1)The net book values and recoverable values presented refer only to assets or CGUs that have suffered losses due to impairment or reversals.
(2) The recoverable amount used to evaluate the test is the value in use, except for assets held for sale or when indicated, for which the recoverable amount used for the test is the fair value.

(3) The recoverable and book values of the table considers, by nature, the losses and reversals calculated individually for each CGU. Thus, there are cases in which reversals of impairment are limited to the amount of losses previously recorded, making the column "(Impairment) reversal" not representing the comparison between the columns "Carrying Amount" and "Recoverable Amount".

In assessing the recoverability of property, plant and equipment and intangible assets, tested individually or grouped in cash-generating units - CGU, the company considered the following projections:

•	Useful life based on the expected use of the assets or set of assets that make up the CGU, considering the company's maintenance policy;
•	Assumptions and budgets approved by Management for the period corresponding to the expected life cycle, due to the characteristics of the businesses; and
•	Discount rates derived from the Company’s post-tax weighted average cost of capital (WACC), adjusted by specific risk-premiums in case of projects postponed for an extended period, or by specific country-risks, in case of assets abroad. The use of post-tax discount rates in determining value in use does not result in different recoverable amounts if pre-tax discount rates had been used.

The estimates of the key assumptions in the cash flow projections to determine the value in use of the CGUs in 2024 were:

Strategic Plan 2025-2029	2025	2026	2027	2028	2029	Long Term Average
Average Brent in real terms (US$ barrel)	83	77	74	71	68	65
Average exchange rate in real terms - R$ /US$	5.00	4.92	4.87	4.83	4.79	4.64

In 2023, the projections used in the impairment tests were:

Strategic Plan 2024-2028	2024	2025	2026	2027	2028	Long Term Average
Average Brent in real terms (US$ barrel)	80	78	75	73	70	65
Average exchange rate in real terms - R$ /US$	5.05	5.04	5.03	4.98	4.90	4.65

Post-tax discount rates, excluding inflation, applied in the tests which presented the main impairment losses and reversals for the period were:

Activity	2024	2023
Producing properties relating to oil and gas activities in Brazil	7.6% p.a.	7.6% p.a.
RTM in Brazil – postponed projects	7.7% p.a.	7.0% p.a.

In 2024, the main changes in the CGUs (in the E&P segment) were:

75

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Extinction of the Carapanaúba field due to its annexation to the Sudoeste de Urucu field (Arara group of fields);
•	Extinction of the Cherne group of fields due to the signing of a purchase and sale agreement for the transfer of Petrobras' entire interest;
•	Extinction of the Cidade Entre Rios field due to its annexation to the Riacho Ouricuri field;
•	Exclusion of the Cachalote field following the approval of its abandonment; and
•	Reintegration of the Uruguá and Tambaú fields due to the cancellation of the purchase and sale agreement.

Additional information on key assumptions for impairment testing and on CGU definitions is presented in note 4.2.2 and involve judgments and evaluation by Management based on its business model and management.

Information on the main impairment losses and reversals of property, plant and equipment and intangible assets is presented as follows:

a1) Producing properties in Brazil – 2024

The assessments of assets linked to oil and gas production fields in Brazil resulted in net losses of R$6,882, mainly related to: (i) the CGUs of Roncador (R$2,230) and the Barracuda and Caratinga (R$1,242), mainly due to the review of abandonment expenses, as well as the reduction in platform efficiency and well performance forecasts for the Barracuda and Caratinga Cluster, negatively impacting the fields' production curves; and (ii) Uruguá/Tambaú (R$ 3,032), due to the cancellation of the divestment process and the lack of production curves associated with the Business Plan 2025-2029.

a2) Producing properties in Brazil – 2023

Impairment losses on producing properties in Brazil amount to R$ 10,860, mainly in Roncador field (R$ 9,979), due to the revision of the production curve, in the Strategic Plan 2024-2028, arising from below-expected performance of its wells observed in 2023, due to the interruption of production in some wells and to the accelerated decline of production due to the increase in the percentage of water in other wells.

b1) Second refining unit of RNEST – 2024

Losses due to depreciation in the amount of R$2,564, due to the increase in investment estimates and operating expenses, associated to the Business Plan 2025-2029.

b2) Second refining unit of RNEST – 2023

Losses due to depreciation in the amount of R$2,363, mainly due to: (i) reassessment of the RNEST Project, with review of the scope of the logistics infrastructure project, impacting the increase in investments required for the implementation of the 2nd Train; and (ii) review of the premises of Strategic Plan 24-28, resulting in an increase in operating costs.

c1) Oil and gas exploratory assets -2024

The assessments conducted on exploratory assets indicated a reduction in the recoverable values of the exploratory blocks C-M-657 and C-M-709, located in the Campos Basin, and, consequently, the recognition of losses amounting to R$ 1,241. Management approved the full and voluntary relinquishment of these blocks to ANP in October 2024.

c2) Oil and gas exploratory assets - 2023

Reduction in the recoverable values of assets related to blocks C-M-210, C-M-277, C-M-344, C-M-346, C-M-411 and C-M-413, located in the pre-salt layer of the Campos Basin, due to the uneconomic nature of the projects designed for the purpose of eventual development of production, resulting in the recognition of losses of R$1,796. Subsequently, Management approved the full and voluntary return of these blocks to the ANP.

25.1.1.	Assets most sensitive to future impairment

The amount of loss due to impairment is based on the difference between the carrying value of the asset or CGU and its respective recoverable value. In our sensitivity analyses, we observed that variations in recoverable values of up to 10%, positive or negative, could potentially represent relevant effects on some specific assets or CGUs, as they would be more susceptible to the recognition of losses or reversals due to impairment in the future, considering significant changes in the assumptions that underpin the assessment.

76

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The following tables contain information about: (a) assets or CGUs with potential for additional impairment losses in the event of a negative variation of 10% of recoverable values; and (b) assets or CGUs with the potential for impairment reversal in the event of a positive variation of 10% of their recoverable values.

(a) Sensitivity - 10% reduction in the recoverable amount	Business segment	Carrying amount	Recoverable amount (1)	Sensitivity
Assets close to their recoverable values with potential for impairment - Marlim Sul CGU	E&P	29,876	29,475	(401)
Assets with losses due to existing partial impairment - potential additional loss:
Oil and gas production fields in Brazil (9 CGUs)	E&P	41,218	37,096	(4,122)
Itaboraí Utilities	G&LCE	5,571	5,014	(557)
Araucária Nitrogenados S.A. - ANSA	RT&M	73	66	(7)
Total losses potential		76,738	71,651	(5,087)

(b) Sensitivity - 10% increase in the recoverable amount	Business segment	Carrying amount	Recoverable amount (1)	Sensitivity (2)
Assets with existing partial impairment losses - potential loss addition:
Oil and gas production fields in Brazil (9 CGUs)	E&P	41,218	45,339	3,992
Itaboraí Utilities	G&LCE	5,571	6,127	557
Araucária Nitrogenados S.A. - ANSA	RT&M	73	80	7
Total reversal potential		46,862	51,546	4,556
(1) The recoverable amount was sensitized with -10% and +10% considering the estimated recoverable amounts on 12/31/2024.
(2) The sensitivity determined, when there is a positive variation of 10% in the recoverable amounts, considers the impairment amount to be reversed within the limit of the accumulated impairment balance of the impacted CGUs or within the limit of their recoverable amounts, whichever is lower.

Accounting policy for impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (CGU). Note 4.2.2 presents detailed information about the Company’s CGUs.

Assets related to development and production of oil and gas assets (fields or clusters) that have indefinite useful lives, such as goodwill, are tested for impairment at least annually, irrespective of whether there is any indication of impairment.

Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes. When specifically indicated, the Company assesses differences between its assumptions and assumptions that would be used by market participants in the determination of the fair value of an asset or CGU.

Reversal of previously recognized impairment losses may occur for assets other than goodwill.

25.2.	Assets classified as held for sale

	Consolidated
Assets or group of assets by nature (1)	Net carrying amount	Recoverable amount (2)	(Impairment) Reversal	Segment
	2024
Oil and gas production fields	273	2	(271)	E&P, Brazil
Others			57	-
Total 2024			(214)
	2023
Oil and gas production fields	1,113	1,619	506	E&P, Brazil
Others	-	-	2	-
Total 2023			508
(1) The net book values and recoverable values presented refer only to assets or group of assets that suffered impairment losses or reversals.
(2) The recoverable amount used to evaluate the test is fair value.

In 2024, the Company recognized impairment losses on assets held for sale arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from Pescada group of fields, due to decommissioning cost review.

In 2023, the Company recognized reversals on assets held for sale in the amount of R$ 506, arising from the assessment at the fair value of assets, net of disposal expenses, mainly arising from the approval for the disposal of Uruguá group of fields.

The accounting practice applied to assets and liabilities classified as held for sale is described in note 29.

77

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

25.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: (i) projections covering a period of 5 to 12 years, zero-growth rate perpetuity; (ii) budgets, forecasts and assumptions approved by management; and (iii) a post-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM) models, specific for each case.

Accounting policy for impairment of associates and joint ventures

Investments in associates and joint ventures are tested individually for impairment. When performing impairment testing of an equity-accounted investment, goodwill, if it exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

25.3.1.	Investment in publicly traded associates

Braskem S.A.

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2024, the quoted market value of the Company’s investment in Braskem was R$ 3,448 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares), see note 28.4. However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on estimated prices of feedstock and petrochemical products reflecting international trends on prices, petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth, post-tax discount rate (excluding inflation) of 7.4% p.a., (WACC), and decreases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and increases in the long-term. Estimated exchange rates and Brent prices are the same as those set out in note 25.1.

26.	Exploration and evaluation of oil and gas reserves

These activities cover the search for oil and natural gas reserves from obtaining legal rights to explore a specific area until the moment when the technical and commercial viability of oil and gas production is demonstrated.

Changes in capitalized costs related to exploratory wells and balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are shown in the table below:

	Consolidated
	2024	2023
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)
Property plant and equipment
Opening Balance	7,321	9,790
Additions	1,816	2,502
Write-offs	(134)	(41)
Transfers	(16)	(4,908)
Translation adjustment	146	(22)
Losses on exploration expenditures written off	(2)	−
Closing Balance	9,131	7,321
Intangible assets
Opening Balance	11,197	12,556
Additions	116	729
Write-offs	(109)	(210)
Transfers	1	(82)
Losses on exploration expenditures written off	(1,239)	(1,796)
Closing Balance	9,966	11,197
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	19,097	18,518
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions to intangible assets in 2024 are mainly related to the signing of agreements for the 29 exploration blocks in the Pelotas Basin acquired in the 4th Permanent Concession Offer Cycle.

78

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The recognition of losses in Intangible Assets (R$1,239) and Property, Plant and Equipment (R$2) in 2024 resulted from the assessment of the uneconomic nature of exploration blocks C-M-657 and C-M-709, located in the Campos Basin, given the conclusion that the respective projects would not be developed (as per note 25).

In 2023, losses were recognized in intangible assets in the amount of R$ 1,796, due to the assessment of the unfeasibility of projects of Blocks C-M-210, C-M-277, C-M-344, C-M -346, C-M-411 and C-M-413, situated at the pre-salt of Campos Basin. Subsequently, the company returned these blocks in full and voluntarily to the ANP, in addition to the returns of the Dois Irmãos (R$ 180) and Três Marias (R$ 30) blocks. All blocks are located at the pre-salt in the Campos Basin and the corresponding assets have been written off.

The transfers occurred in Property, Plant and Equipment in 2023 were intended for production development projects in the Raia Pintada and Raia Manta fields, related to block BM-C-33 (R$ 4,685), and the Sépia field (R$ 223).

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
	2024	2023
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(2,235)	(2,826)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(2,654)	(2,087)
Contractual penalties on local content requirements	(38)	62
Other exploration expenses	(70)	(41)
Total expenses	(4,997)	(4,892)

Cash used in:
Operating activities	2,305	2,867
Investment activities	3,148	3,321
Total cash used	5,453	6,188

(1) Includes values relating to the assessment of the non-economic viability of exploration blocks (note 25).

In 2023 and 2022, Petrobras signed, with the ANP, a Term of Conduct Adjustment (TAC) to offset local content fines related to 24 concessions in which Petrobras has a 100% interest and 22 concessions in which Petrobras operates in partnership with other concessionaires.

The TAC converted fines into E&P investment commitments with local content, resulting in the termination of administrative proceedings and the reversal of liabilities in the amount of R$1 in 2024 (R$266 in 2023).

On December 31, 2024, under these agreements, Petrobras is committed to invest R$990 in local content by December 31, 2027.

Accounting policy for exploration and evaluation of oil and gas reserves

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

•	geological and geophysical costs related to exploration and appraisal activities incurred until economic and technical feasibility are demonstrated are immediately recognized as an expense;
•	amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment once the technical and commercial feasibility are demonstrated. More information on intangible assets accounting policy, see note 24;
•	costs directly attributable to exploratory wells, including their equipment, installations and other costs necessary to identify the technical and commercial feasibility, pending determination of proved reserves, are capitalized within property, plant and equipment. In some cases, exploratory wells have discovered oil and gas reserves, but at the moment the well drilling is completed they are not yet able to be classified as proved. In such cases, the expenses continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the technical and commercial feasibility of the project is under way (for more information see note 26.1);
•	an internal commission of technical executives of the Company reviews monthly these conditions for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations (for more information see note 4.1);

79

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by the aforementioned internal commission; and
•	costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas (technically and commercially feasible) are capitalized within property, plant and equipment.
26.1.	Aging of Capitalized Exploratory Well Costs

The table below shows the costs and the number of exploratory wells capitalized by time of existence, considering the completion date of the drilling activities. It also demonstrates the number of projects for which the costs of exploratory wells have been capitalized for more than one year:

Aging of capitalized exploratory well costs (1)	2024	2023
Exploratory well costs capitalized for a period of one year	1,923	1,021
Exploratory well costs capitalized for a period greater than one year	7,208	6,300
Total capitalized exploratory well costs	9,131	7,321
Number of projects relating to exploratory well costs capitalized for a period greater than one year	18	17

Exploratory well costs capitalized for a period greater than one year	2024	Number of wells
2023	470	2
2022	1,295	3
2021	451	2
2020	104	1
2019 and previous years	4,888	14
Total	7,208	22
(1) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Of the total of R$7,208 for 18 projects, which include 22 wells in progress for more than one year since the completion of drilling activities, R$6,476 refer to wells located in areas where drilling activities are already in progress or firmly planned for the near future, whose "Assessment Plan" was submitted for approval by the ANP, and R$ 352 refer to activities inherent in the process of analyzing the technical and economic viability for the decision on the possible development of production of the projects and definition of proved reserves.

26.2.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,740 (R$ 8,568 as of December 31, 2023), which is still in force as of December 31, 2024, net of commitments undertaken. As of December 31, 2024, the collateral comprises future crude oil production capacity from Marlim and Buzios producing fields, already in production, pledged as collateral, in the amount of R$ 7,669 (R$ 8,502 as of December 31, 2023) and bank guarantees of R$ 71 (R$ 66 as of December 31, 2023).

27.	Consortia (partnerships) in E&P activities

In line with its strategic objectives, Petrobras operates in association with other companies in consortia as holder of oil and natural gas exploration and production rights in concessions and production sharing regimes.

As of December 31, 2024, the company has an interest in 95 consortia with 34 partner companies, of which Petrobras is the operator in 64 consortia (67 consortia, 32 partner companies, being the operator in 39 consortia, in 2023). The increase of 28 was due to the creation of 32 new consortia, offset by 2 returns and 2 partnerships that became 100% Petrobras.

The partnerships established in 2024, with Petrobras as the operator, are related to the 4th Cycle of the Permanent Concession Offer in the Pelotas Basin, as follows:

•	26 contracts with Petrobras holding a 70% stake and Shell holding 30%; and
•	3 contracts with Petrobras holding a 50% stake, Shell 30%, and CNOOC 20% (more information about the signature bonus is in note 24.2).

Additionally, Petrobras will act as a non-operator in 3 new partnerships in São Tomé and Príncipe.

In 2023, 2 new partnerships were formed with Petrobras as the operator, both related to the 1st Cycle of the Permanent Sharing Offer:

80

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Campos Basin, with 30% held by Petrobras, 30% by TotalEnergies, 20% by Petronas, and 20% by Qatar Energy; and
•	Santos Basin, with Petrobras holding a 60% stake and Shell 40%.

Consortia bring benefits through risk sharing, increased investment capacity, technical and technological interchange, aiming at the growth in oil and gas production. The following table presents the production referring to Petrobras's participation in the main fields in which the Company is the operator in the consortium:

Field	Location	Petrobras interest	Partners interest	Petrobras production portion in 2024 (mboed)	Regime
Tupi	Santos basin pre-salt	65%	Shell - 25% Petrogal - 10%	666	Concession
Búzios	Santos basin pre-salt	85%	CNODC - 10% CNOOC - 5%	501	Production sharing
Mero	Santos basin pre-salt	40%	TotalEnergies - 20% Shell - 20% CNODC - 10% CNOOC – 10%	136	Production sharing
Roncador	Campos basin	75%	Equinor - 25%	85	Concession
Sapinhoá	Santos basin pre-salt	45%	Shell - 30% Repsol Sinopec - 25%	77	Concession
Atapu	Santos basin pre-salt	52.5%	Shell - 25% TotalEnergies - 22.5%	47	Production sharing
Berbigão	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	31	Concession
Sururu	Santos basin pre-salt	42.5%	Shell - 25% TotalEnergies - 22.5% Petrogal - 10%	29	Concession
Tartaruga Verde	Campos basin	50.0%	Petronas - 50%	26	Concession
Sépia	Santos basin pre-salt	30%	TotalEnergies - 28% Petronas - 21% Qatar - 21%	19	Production sharing
Total				1,617

Accounting policy for joint operations

The E&P consortia are classified as joint operations, where the assets, liabilities, revenues and expenses relating to these consortia are accounted for in the financial statements individually, observing the applicable specific accounting policies and reflecting the portion of the contractual rights and obligations that the Company has.

27.1.	Unitization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia. These agreements result in reimbursements payable to (or receivable from) partners regarding expenses and production volumes mainly related to Agulhinha, Albacora Leste, Berbigão, Budião Noroeste, Budião Sudeste, Caratinga and Sururu.

Provision for equalizations (1)

The table below presents changes in the reimbursements payable relating to the execution of the AIP submitted to the approval of the ANP:

	Consolidated and Parent Company
	2024	2023
Opening balance	2,238	2,122
Additions/(Write-offs) on PP&E	1,265	80
Translation adjustments	−	2
Payments made	(6)	(277)
Other income and expenses	78	311
Closing balance	3,575	2,238
(1)Mainly Berbigão, Sururu and Agulhinha.

81

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The change in the year reflects the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Closed agreements in 2024

In May 2024, the Agreement on Expenditure and Volume Equalization, provided for in the Brava Shared Reservoir AIP, was signed. The amount paid by Petrobras to Pré-sal Petróleo S.A. (PPSA) on June 24, 2024 was R$6.

Accounting Policy for unitization agreements

A unitization agreement occurs when a reservoir extends across two or more license or contract areas. In this case, partners pool their individual interests in return for an interest in the overall unit (shared reservoir) and determine their new stake in the single producing unit.

Events that occurred prior to the unitization agreement may lead to the need for compensation between the partners. The compensation will be the difference between the expenses actually incurred by each party up to the reference date and those that should have been incurred by each party if the established participations in the shared reservoir by the AIP were already in effect during that period.

At the signing of the AIP, an amount to be reimbursed to the Company will be recognized as an asset only when there is a contractual right to reimbursement or when the reimbursement is practically certain. An amount to be reimbursed by the Company will be recognized as a liability when it derives from a contractual obligation or, when the outflow of funds is deemed probable and the amount can be reliable estimated. The provision will be offset by an increase or decrease in PP&E, revenues and/or expenses, according to the nature of the events to be reimbursed.

82

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.	Investments
28.1.	Information on direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Sales revenues (1)	Share-holders’ equity (deficit)	Net income (loss)for the year	Country
Subsidiaries
Petrobras International Braspetro - PIB BV	Several	100.00	100.00	241,677	370,524	19,771	Netherlands
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	12,004	5,770	869	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	1,512	369	533	Brazil
Petrobras Biocombustível S.A.	G&LCE	100.00	100.00	1,305	835	68	Brazil
Araucária Nitrogenados S.A.	RT&M	100.00	100.00	−	558	402	Brazil
Termomacaé S.A.	G&LCE	100.00	100.00	60	300	39	Brazil
Braspetro Oil Services Company - Brasoil	Corporate, others	100.00	100.00	−	11	1	Cayman Islands
Termobahia S.A.	G&LCE	98.85	98.85	−	345	52	Brazil
Baixada Santista Energia S.A.	G&LCE	100.00	100.00	−	327	44	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	Corporate, others	99.15	99.15	−	112	29	Brazil
Procurement Negócios Eletrônicos S.A.	Corporate, others	72.00	49.00	75	35	5	Brazil
Petrobras Comercializadora de Gás e Energia e Participações S.A.	G&LCE	100.00	100.00	157	76	24	Brazil
Transportadora Brasileira Gasoduto Bolívia - Brasil S.A.	G&LCE	51.00	51.00	1,686	379	459	Brazil
Associação Petrobras de Saúde (2)	Corporate, others	93.47	93.47	4,805	723	28	Brazil
Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	322	289	118	Brazil
Joint ventures
Logum Logística S.A.	RT&M	30.00	30.00	−	1,149	(125)	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	−	142	20	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	−	32	(84)	Brazil
Brasympe Energia S.A.	G&LCE	20.00	20.00	−	79	14	Brazil
Metanor S.A. - Metanol do Nordeste	RT&M	34.54	50.00	−	123	31	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	−	−	−	Brazil
Associates
Braskem S.A. (3)	RT&M	36.15	47.03	−	(25)	(5,673)	Brazil
Energética SUAPE II S.A.	G&LCE	20.00	20.00	−	522	174	Brazil
Nitrocolor Produtos Químicos LTDA.	RT&M	38.80	38.80	−	(2)	−	Brazil
Bioenergética Britarumã S.A.	G&LCE	30.00	30.00	−	−	−	Brazil
Transportadora Sulbrasileira de Gás - TSB	G&LCE	25.00	25.00	−	14	7	Brazil
(1) Sales revenues refers to the home country of companies. Regarding PIBBV, the composition of sales revenue is: 55% in the Netherlands, 26% in the United States, and 19% in Singapore.
(2) APS is a non-profit civil association, which carries out health assistance activities, and is consolidated in the Company’s financial statements.
(3) Equity and net income at September 30, 2024, most current public information.

The main investees of PIB BV are:

•	Petrobras Global Trading B.V. – PGT (100%, based in the Netherlands), dedicated to the trade of oil, oil products, biofuels and LNG (liquefied natural gas), as well as to the funding of its activities in light of Petrobras;
•	Petrobras Global Finance B.V. – PGF (100%, based in the Netherlands); the finance subsidiary of Petrobras, raising funds through bonds issued in the international capital market;
•	Petrobras America Inc. – PAI (100%, based in the United States), dedicated to trading and E&P activities (MP Gulf of Mexico, LLC);
•	Petrobras Singapore Private Limited - PSPL (100%, based in Singapore), which operates primarily in the trading of crude oil, oil products, biofuels and liquefied natural gas (LNG); and
•	Petrobras Netherlands B.V. - PNBV (100%, based in the Netherlands), operates through joint operations in Tupi BV (67.59%), Guará BV (45%), Libra (40%), Papa Terra BV (62.5%), Roncador BV (75%), Iara BV (90.11%), Petrobras Frade Inversiones SA - PFISA (100%) and BJSOOS BV (20%), all in Netherlands and dedicated to the construction and lease of equipment and platforms for Brazilian E&P consortia. Considering the liquidation process of companies in the Netherlands, the company Agri BV was liquidated in the fiscal year 2024. Currently, the Company is assessing the liquidation of Guara BV, Libra BV, Papa-Terra BV, Roncador BV and PFISA, where conditions precedent are pending. Subsequently, the Company will assess the liquidation of Tupi BV and Iara BV.

83

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In 2024, the Company carried out the disposal of the following direct investments:

•	Transfer of its entire 30% equity interest in Brentech Energia S.A. on May 29, 2024.
•	Exercise of the tag-along right for its 18.8% equity interest in the capital of UEG Araucária S.A. (UEGA) on July 1, 2024.

Additionally, the Company approved the dissolution of Refinaria de Mucuripe S.A. on December 30, 2024.

28.2.	Investment change (Parent Company)

	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2024
Subsidiaries
PIB BV	255,666	−	−	20,976	79,008	−	−	355,650
Transpetro	5,583	−	(4)	944	370	412	(560)	6,745
PB-LOG	−	−	240	485	−	−	(725)	−
PBIO	761	−	−	68	−	6	−	835
Other subsidiaries	2,010	−	(2)	764	8	58	(649)	2,189
Joint operations	138	−	−	59	−	−	(52)	145
Joint ventures	110	68	3	(56)	−	(1)	−	124
Associates	3,934	−	(57)	(4,130)	2,427	(1,450)	(32)	692
Total	268,202	68	180	19,110	81,813	(975)	(2,018)	366,380
Other investments	18	−	−	−	−	−	−	18
Total	268,220	68	180	19,110	81,813	(975)	(2,018)	366,398

	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2023
Subsidiaries
PIB BV	256,901	−	−	19,173	(20,408)	−	−	255,666
Transpetro	5,346	−	(3)	888	(82)	(255)	(311)	5,583
PB-LOG	−	−	(55)	954	−	−	(899)	−
PBIO	1,008	−	(150)	(91)	−	(6)	−	761
Other subsidiaries	2,799	−	(524)	372	(37)	296	(896)	2,010
Joint operations	130	−	−	52	−	1	(45)	138
Joint ventures	113	60	−	(2)	−	1	(62)	110
Associates	5,112	−	3	(1,532)	(933)	1,305	(21)	3,934
Total	271,409	60	(729)	19,814	(21,460)	1,342	(2,234)	268,202
Other investments	18	−	−	−	−	−	−	18
Total	271,427	60	(729)	19,814	(21,460)	1,342	(2,234)	268,220

84

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.3.	Investment change (Consolidated)
	Balance at 12.31.2023	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2024
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	1,654	−	−	396	429	−	(638)	1,841
Compañia Mega S.A. - MEGA/PIB BV	579	−	−	326	195	−	(89)	1,011
Other companies	108	68	(1)	(55)	−	(2)	1	119
Associates	4,214	59	(68)	(4,134)	2,501	(1,448)	(33)	1,091
Other investments	19	−	−	−	−	−	−	19
Total	6,574	127	(69)	(3,467)	3,125	(1,450)	(759)	4,081

	Balance at 12.31.2022	Investments	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 12.31.2023
Joint Ventures
MP Gulf of Mexico, LLC/PIB BV	1,953	−	−	(7)	(146)	−	(146)	1,654
Compañia Mega S.A. - MEGA/PIB BV	775	−	−	27	(56)	−	(167)	579
Other companies	127	60	−	(16)	−	1	(64)	108
Associates	5,298	72	(3)	(1,484)	(952)	1,305	(22)	4,214
Other investments	19	−	−	−	−	−	−	19
Total	8,172	132	(3)	(1,480)	(1,154)	1,306	(399)	6,574

28.4.	Investments in non- consolidated listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2024	12.31.2023	Type	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Associate
Braskem	212,427	212,427	Common	12.10	21.69	2,571	4,608
Braskem	75,762	75,762	Preferred	11.58	21.86	877	1,656
	288,189	288,189				3,448	6,264

The market value for these shares does not necessarily reflect the realization value on the sale of a representative lot of shares.

The main estimates used in cash flow projections to determine Braskem's value in use, for the purpose of testing the investment's recoverability, are presented in Note 25.

28.5.	Non-controlling interest

The total participation of non-controlling shareholders in the company's shareholders' equity is R$ 1,508 (R$ 1,899 in 2023), mainly R$ 1,247 from the FIDC (R$1,602 in 2023) and R$186 from TBG (R$ 248 in 2023).

The following is summarized accounting information:

	FIDC		TBG
	2024	2023	2024	2023
Current assets	91,889	37,779	967	1,261
Long-term receivables	−	−	2	1
Investments	−	−	1	1
Property, plant and equipment	−	−	1,518	1,518
Other non-current assets	−	−	23	17
	91,889	37,779	2,511	2,798
Current liabilities	79	38	983	1,211
Non-current liabilities	−	−	1,149	1,083
Shareholders' equity	91,810	37,741	379	504
	91,889	37,779	2,511	2,798
Sales Revenues	−	−	1,686	1,745
Net income of the year	7,096	6,008	459	762
Cash and cash equivalents generated (used) in the year	1,094	(5,658)	(276)	194

The Investment Fund for Non-Standardized Credit Rights (“FIDC-NP”) is an investment fund primarily intended for the acquisition of “performed” and/or “non-performed” credit rights from operations carried out by Petrobras companies and its subsidiaries and aims at optimizing the financial management of cash.

TBG is a company that operates in the transport of natural gas, through the Bolivia-Brazil gas pipeline, and is a subsidiary of Petrobras, which has a 51% interest in this company.

85

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

28.6.	Summarized information on joint ventures and associates

The company invests in jointly controlled and affiliated projects in the country and abroad, whose activities are related to petrochemical companies, transportation, trade, processing and the industrialization of oil products and other fuels, gas distributors, biofuels, thermoelectric, refineries and others. The summary accounting information is as follows:

				2024				2023
	Joint operations			Associates (1)	Joint operations			Associates (1)
	Brazil	MP Gulf of Mexico, LLC	Other companies abroad		Brazil	MP Gulf of Mexico, LLC	Other companies abroad
Current assets	2,140	2,473	1,677	37,786	1,600	2,598	1,330	38,297
Long-term receivables	1,499	40	139	20,838	1,315	320	45	12,545
Property, plant and equipment	2,592	11,191	1,886	40,834	2,540	9,020	917	39,129
Other non-current assets	178	−	−	7,843	199	3	−	6,115
	6,409	13,704	3,702	107,301	5,654	11,941	2,292	96,086
Current liabilities	1,760	1,951	614	28,198	1,515	1,767	341	24,672
Non-current liabilities	3,086	2,630	115	78,277	2,581	2,053	250	63,820
Shareholders' equity	1,525	7,280	2,973	267	1,523	6,467	1,701	8,183
Non-controlling interests	38	1,843	−	559	35	1,654	−	(589)
	6,409	13,704	3,702	107,301	5,654	11,941	2,292	96,086
Sales revenues	4,235	6,059	805	77,772	5,177	4,530	−	70,922
Net income (loss) of the year	(135)	2,592	1,123	(11,423)	26	2,039	105	(4,242)
Participation - %	20 to 50%	20%	34 to 45%	20 to 38.8%	20 to 50%	20%	34 to 45%	18.8 to 38.8%

(1) It is mainly composed of Braskem.

Accounting policy for investments

Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (subsidiaries), joint operations (at the level of interest the Company has in them) and consolidated structured entities.

Intragroup balances and transactions, including unrealized profits arising from intragroup transactions, are eliminated in the consolidation of the financial statements.

Investments in other companies

In the individual financial statements, investments in subsidiaries, associates, joint ventures and non-profit associations are accounted for by the equity method. In joint operations, only those established through a vehicle entity with its own legal personality are accounted for by the equity method. For other joint operations, the company recognizes its assets and liabilities, as well as its respective revenues and expenses.

In the consolidated financial statements, investments in associates and jointly controlled ventures are accounted for by the equity method.

Business combination

A business combination is a transaction in which the acquirer obtains control of another business, regardless it legal form. Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are accounted for at cost. The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value, with limited exceptions.

29.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

86

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

		12.31.2024	Consolidated 12.31.2023
	E&P	Total	Total
Assets classified as held for sale
Investments	1	1	1
Property, plant and equipment	3,156	3,156	1,623
Total	3,157	3,157	1,624
Liabilities on assets classified as held for sale
Finance debt	−	−	481
Provision for decommissioning costs	4,418	4,418	2,140
Total	4,418	4,418	2,621
29.1.	Sales pending closing at December 31, 2024
a)	Cherne and Bagre fields

On April 25, 2024, the Company signed an agreement with Perenco Pétroleo e Gás Ltda (“Perenco”) for the sale of its entire interest in the Cherne and Bagre fields, located in shallow waters of the Santos Basin.

The amount to be received is US$ 10 million, of which R$ 5 (US$ 1 million) was received at the transaction signing and the remainder will be received on the closing date.

29.2.	Transaction interrupted
a)	Uruguá and Tambaú fields

On December 21, 2023, the Company signed agreements with Enauta Energia S.A. for the sale of its entire interest in the Uruguá and Tambaú fields located in the post-salt layer of the Santos basin.

On December 21, 2024, due to the non-completion of the acquisition of the FPSO Cidade de Santos by Enauta, Petrobras notified Brava Energia S.A. (Enauta's parent company) of its decision to terminate the agreement, since the closing of the transaction was subject, among other factors, to the completion of the FPSO acquisition, as provided for in the contract.

The closing of the transaction was conditioned, among other factors, to the completion of the acquisition of the FPSO. The amount of R$ 15 (US$ 3 million) was received in advance on the signing date and was retained by Petrobras, as also provided for in the contract, and recognized as other income and expenses, net.

Petrobras maintains its 100% interest on the Uruguá and Tambaú fields and is assessing the alternatives for the management of these assets, which were classified as property, plant and equipment on December 31, 2024.

Accounting Policy for assets and liabilities held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will be recovered mainly through a sale transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale will occur within 12 months after its classification as held for sale. However, an extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that the Company remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less disposal expenses.

In the classification of non-current assets as held for sale, provisions for decommissioning costs related to these assets are also disclosed. Any commitments with decommissioning assumed by the Company resulting from the sale process are recognized after the closing of the transaction, in accordance with the contractual terms.

87

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

29.3.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets. Information on sources of estimation uncertainty regarding compensation for the Surplus Volume for the Transfer of Rights Agreement, partnerships and divestments are described in note 4.11.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

Transaction	Closing date	Contingent assets at the closing date (US$ million)	Assets recognized in 2024		Assets recognized in previous periods US$ million	Balance of contingent assets as of December 31, 2024 US$ million
			US$ million	R$
Surplus volume of the Transfer of Rights Agreement
Sépia and Atapu (1)	Apr/2022	5,244	262	1,529	948	4,034
Sales in previous years
Riacho da Forquilha cluster	Dec/2019	62	−	−	58	4
Pampo and Enchova cluster	Jul/2020	650	57	318	246	347
Baúna field	Nov/2020	285	57	313	196	32
Miranga cluster	Dec/2021	85	15	75	70	−
Cricare cluster	Dec/2021	118	30	188	76	12
Peroá cluster	Aug/2022	43	−	−	10	33
Papa-Terra field	Dec/2022	90	16	83	16	58
Albacora Leste field	Jan/2023	250	167	873	58	25
Norte Capixaba cluster	Apr/2023	66	11	68	22	33
Golfinho and Camarupim clusters	Aug/2023	60	−	−	20	40

Total		6,953	615	3,447	1,720	4,618

(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 11).

Sépia and Atapu

In 2022, Petrobras signed Production Individualization Agreements (AIPs) for Atapu and Sépia fields, according to the results of the Second Bidding Round for the Surplus Volume of the Transfer of Rights Agreement in the Production Sharing regime. Petrobras explores the Sépia field in a consortium with TotalEnergies EP Brasil Ltda. (28% interest), Petronas Petróleo Brasil Ltda. (21% interest) and QP Brasil Ltda. (21% interest), while the Atapu field is explored in a consortium with Shell Brasil Petróleo Ltda (25% interest) and TotalEnergies EP Brasil Ltda. (22.5% interest).

In addition to the amounts received by Petrobras in previous years following the signing of the AIPs, as established in Ordinance No. 8/2021, whenever the price of Brent oil reaches an annual average ranging from US$ 40.00 to US$ 70.00, an earnout is due to Petrobras, for which the Company expects to receive a maximum of US$ 5,244 million between 2022 and 2032.

In 2024, the Company recognized R$1,529 (US$262 million) in assets, of which: i) R$996 (US$161 million) related to the 2025 earnout, expected to be received in 2026; and ii) R$533 (US$101 million) for the update of the 2024 earnout, received in January 2025. In previous years, the total amount of R$4,854 (US$948 million) was recognized in assets, of which R$1,235 was in 2023.

88

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

30.	Finance debt
30.1.	Balance by type of finance debt
	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Banking Market	17,512	10,949	17,374	10,805
Capital Market	13,775	15,151	13,301	14,564
Development banks (1)	3,146	3,379	−	15
Related parties (note 34.5)	−	−	85,021	32,006
Others	13	4	−	−
In Brazil	34,446	29,483	115,696	57,390
Banking Market	22,853	30,513	10,308	12,081
Capital Market	75,949	69,636	−	−
Export Credit Agency	9,341	9,055	−	−
Related parties (note 34.1)	−	−	458,716	323,684
Others	837	744	−	−
Abroad	108,980	109,948	469,024	335,765
Total	143,426	139,431	584,720	393,155
Current	15,887	20,923	106,522	46,736
Non-current	127,539	118,508	478,198	346,419

(1) Includes BNDES and FINEP.

The amount classified in current liabilities comprises:

	Consolidated		Parent Company
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Short-term debt	60	17	28,707	32,007
Current portion of long-term debt	13,202	18,282	75,013	11,835
Accrued interest on short and long-term debt	2,625	2,624	2,802	2,894
Current	15,887	20,923	106,522	46,736

The capital market balance is mainly composed of R$ 72,592 in global notes, issued abroad by PGF, R$ 8,486 in debentures and R$4,815 in book-entry commercial notes, issued in Brazil by Petrobras.

The global notes have maturities between 2026 to 2115 and does not require collateral. Such financing was carried out in dollars and pounds, being 92% and 8% of the total global notes, respectively.

Debentures and commercial notes, with maturities between 2026 and 2037, do not require real guarantees and are not convertible into shares or equity interests.

30.2.	Changes in finance debt
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2023	29,483	109,948	139,431
Proceeds from finance debt	6,504	5,523	12,027
Repayment of principal (1)	(2,843)	(33,575)	(36,418)
Repayment of interest (1)	(2,268)	(8,107)	(10,375)
Accrued interest (2)	2,603	8,046	10,649
Foreign exchange/ inflation indexation charges	967	2,742	3,709
Translation adjustment	−	24,403	24,403
Balance at December 31, 2024	34,446	108,980	143,426
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2022	25,602	130,684	156,286
Proceeds from finance debt	4,534	6,182	10,716
Repayment of principal (1)	(1,680)	(19,488)	(21,168)
Repayment of interest (1)	(1,629)	(8,167)	(9,796)
Accrued interest (2)	2,175	9,093	11,268
Foreign exchange/ inflation indexation charges	563	(730)	(167)
Translation adjustment	−	(7,626)	(7,626)
(Gains)/losses due to modification of contractual cash flows	(82)	−	(82)
Balance at December 31, 2023	29,483	109,948	139,431

(1) Includes prepayments.

(2) Includes appropriations of goodwill, discounts and associated transaction costs.

89

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

30.3.	Reconciliation with cash flows from financing activities – Consolidated
			2024			2023
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	12,027	(36,418)	(10,375)	10,716	(21,168)	(9,796)
Repurchase of debt securities	−	46	−	−	382	−
Deposits linked to finance debt (1)	−	439	99	−	(294)	(104)
Net cash used in financing activities	12,027	(35,933)	(10,276)	10,716	(21,080)	(9,900)

(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In 2024, the Company:

•	Repaid several finance debts, in the amount of R$ 46,209, notably the repurchase and withdrawal of R$ 14,584 of securities in the international capital market, and the pre-payment of R$ 1,282 of loan in the international banking market; and
•	Raised R$ 12,027, notably the issuance of Global Notes in the international capital market in the amount of R$ 5,421, maturing in 2035, and proceeds in the domestic banking market, in the amount of R$ 6,449.
30.4.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2025	2026	2027	2028	2029	2030 onwards	Total (1)	Fair Value

Financing in U.S. Dollars (US$):	13,509	9,063	13,288	9,564	3,724	52,607	101,755	98,748
Floating rate debt (2)	12,121	6,953	9,088	3,241	891	1,760	34,054
Fixed rate debt	1,388	2,110	4,200	6,323	2,833	50,847	67,701
Average interest rate p.a.	6.3%	6.5%	5.9%	5.5%	6.1%	6.6%	6.5%
Financing in Brazilian Reais (R$):	2,015	2,475	735	741	4,878	21,762	32,606	29,938
Floating rate debt (3)	1,055	691	187	187	187	18,755	21,062
Fixed rate debt	960	1,784	548	554	4,691	3,007	11,544
Average interest rate p.a.	9.6%	10.6%	10.7%	10.6%	10.1%	8.0%	9.6%
Financing in Euro (€):	127	−	−	791	142	2,297	3,357	3,365
Fixed rate debt	127	−	−	791	142	2,297	3,357
Average interest rate p.a.	4.5%	-	-	4.6%	4.7%	4.7%	4.6%
Financing in Pound Sterling (£):	236	−	−	−	2,275	3,197	5,708	5,498
Fixed rate debt	236	−	−	−	2,275	3,197	5,708
Average interest rate p.a.	6.1%	-	-	-	6.1%	6.6%	6.3%
Total at December 31, 2024	15,887	11,538	14,023	11,096	11,019	79,863	143,426	137,549
Average interest rate	7.0%	7.4%	7.1%	6.9%	7.3%	6.6%	6.8%	−
Total at December 31, 2023	20,923	14,844	12,351	12,330	8,791	70,192	139,431	141,987
Average interest rate	5.8%	5.8%	6.3%	6.1%	5.9%	6.5%	6.4%	−

(1)The average maturity of outstanding debt as of December 31, 2024 is 12.52 years (11.38 years as of December 31, 2023).
(2) Operations with variable index + fixed spread. (3) Operations with variable index + fixed spread, if applicable.

On December 31, 2024, the fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 69,193 of December 31, 2024 (R$ 67,639 of December 31, 2023); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to R$ 68,356 as of December 31, 2024 (R$ 74,348 as of December 31, 2023).

Regarding the Interest Rate Benchmark Reform (IBOR Reform), there was a necessity to amend the Company's contracts referenced in these indexes, considering the end of the publication of LIBOR (London Interbank Offered Rate) in dollars (US$), of one, three and six months.

As of December 31, 2024, approximately 18% of the Company's finance debt has been indexed to SOFR (Secured Overnight Financing Rate) and has the CSA (Credit Spread Adjustment) negotiated with the creditors serving as a parameter.

The totality of the renegotiations performed have been solely for the replacement of the LIBOR benchmark and were necessary as a direct consequence of the reform of the reference interest rate. In these renegotiated cash flows, the change of the index was economically equivalent to the previous basis. Thus, the changes were prospective with the recognition of interest at the new index in the applicable periods.

90

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.4.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2025	2026	2027	2028	2029	2030 and thereafter	12.31.2024	12.31.2023
Principal	13,360	11,787	14,291	11,761	12,272	81,882	145,353	141,273
Interest	9,591	9,045	7,871	6,735	6,459	86,546	126,247	109,128
Total (1)	22,951	20,832	22,162	18,496	18,731	168,428	271,600	250,401
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 31.

30.5.	Lines of credit
				12.31.2024
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV (1)	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV	Syndicate of banks	3/27/2019	02/27/2026	2,050	−	2,050
Total				7,050		7,050
In Brazil
Petrobras (2)	Banco do Brasil	3/23/2018	09/26/2030	2,000	−	2,000
Petrobras (3)	Banco do Brasil	10/4/2018	09/04/2029	4,000	−	4,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	-	6,329

(1) On April 08, 2024, there was one reduction of part of the Revolving Credit Facility to US$ 4,110 million compared to the US$ 5,000 million contracted in 2021. Thus, US$ 5,000 million will be available for withdrawal until November 16, 2026 and US$ 4,110 million from November 16, 2026, to November 16, 2028.

(2) On December 27, 2024, the R$2 billion credit line agreement with Banco do Brasil was amended, extending the maturity date to September 26, 2030.
(3) On June 18, 2024, there was one renewal of the credit line with Banco do Brasil, extending its maturity to September 4, 2029, and increasing its amount from R$ 2 billion to R$ 4 billion.

30.6.	Covenants and Collateral
30.6.1.	Covenants

The Company has covenants that were not in default at December 31, 2024 in its loan agreements and notes issued in the capital markets requiring, among other obligations: i) the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by Independent Registered Public Accounting Firm) and audited financial statements within 120 days of the end of each fiscal year; (ii) Negative Pledge/Permitted Liens clause, where Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debts beyond those permitted; (iii) clauses complying with laws, rules and regulations applicable to the conduct of its business, including (but not limited to) environmental laws; (iv) clauses in financing contracts that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption laws and anti-money laundering laws and to establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relationships with entities or even countries sanctioned primarily by the United States, including, but not limited to, the Office of Foreign Assets Control – OFAC, Department of State and Department of Commerce, the European Union and the United Nations.

If the Company breaches any of the aforementioned covenants and either is incapable of remedy or continues to fail to comply with the covenants for a period ranging from 30 to 60 calendar days (depending on the contract) after it has received a written notice from the creditors specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default”, this may be declared an Event of Default, and in certain cases the debt related to that contract becomes due and payable.

30.6.2.	Collateral

Financial institutions normally do not require guarantees for loans and financing granted to Petrobras. However, there is financing granted through specific instruments, which have real guarantees. Such contracts represent 11.9% of total financing, with emphasis on the contract obtained from the China Development Bank (CDB), according to note 34.6.

Loans obtained by structured entities are guaranteed by the projects themselves, as well as by pledges of credit rights.

91

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Financing from the capital market, which corresponds to securities issued by the company, does not have real guarantees.

Accounting policy for loans and finance debt

Loans and finance debt are initially recognized at fair value less transaction costs that are directly attributable to its issue and subsequently measured at amortized cost using the effective interest method.

When the contractual cash flows of a financial liability measured at amortized cost are renegotiated or modified and this change is not substantial, its gross carrying amount will reflect the discounted present value of its cash flows under new terms using the original effective interest rate. The difference between the book value immediately prior to such modification and the new gross carrying amount is recognized as gain or loss in the statement of income. When such modification is substantial, the original liability is extinguished and a new liability is recognized, impacting the statement of income of the period.

31.	Lease liability

The Company is the lessee in agreements primarily including oil and gas producing units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, lands and buildings. Changes in the balance of lease liabilities are presented below:

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2023	32,883	130,748	163,631
Remeasurement / new contracts	8,599	45,099	53,698
Payment of principal and interest (1)	(14,286)	(28,101)	(42,387)
Interest expenses	2,844	9,547	12,391
Foreign exchange and monetary indexation	3,919	38,330	42,249
Translation adjustment	−	224	224
Transfers	−	235	235
Balance on December 31, 2024	33,959	196,082	230,041
Current			52,896
Non-current			177,145

	Consolidated
	Lessors in Brazil	Lessors abroad	Total
Balance on December 31, 2022	31,411	93,006	124,417
Remeasurement / new contracts	11,295	59,846	71,141
Payment of principal and interest (1)	(11,326)	(19,939)	(31,265)
Interest expenses	2,592	6,422	9,014
Foreign exchange and monetary indexation	(1,095)	(8,010)	(9,105)
Translation adjustment	−	(90)	(90)
Transfers	6	(487)	(481)
Balance on December 31, 2023	32,883	130,748	163,631
Current			34,858
Non-current			128,773
(1) The Statement of Cash Flows includes R$285 (R$70 as of December 31, 2023) relating to the movement of liabilities held for sale.

As of December 31, 2024, the value of Petrobras Parent Company’s lease liabilities is R$ 237,578 (R$ 169,605 as of December 31, 2023), including leases and subleases with invested companies, mainly from Transpetro.

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Consolidated

92

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated Nominal Future Payments	2025	2026	2027	2028	2029	2030 onwards	Total	Recoverable taxes
Without readjustment
Vessels	28,077	15,872	9,325	4,177	2,175	9,020	68,646	1,505
Others	1,189	765	613	332	73	−	2,972	274
With readjustment - abroad (1)
Platforms	16,240	15,173	15,126	14,870	14,752	163,425	239,586	−
Vessels	2,060	1,935	1,749	399	260	147	6,550	−
With readjustment - Brazil
Vessels	4,706	2,591	1,329	564	15	11	9,216	852
Properties	1,148	777	858	730	515	6,133	10,161	138
Others	1,299	914	824	455	201	481	4,174	386
Nominal amounts on December 31, 2024	54,719	38,027	29,824	21,527	17,991	179,217	341,305	3,155
Nominal amounts on December 31, 2023	36,020	29,714	22,020	16,297	13,116	125,586	242,753	3,341
(1) Contracts signed in the U.S. Dollars.

The following table presents the main information on leases by class of underlying assets, where platforms and vessels represent 95.4% of the lease liability:

Consolidated

Present Value of Future Payments (1)	Discount rate (%p.a.)	Average Period (Years)	Recoverable taxes	12.31.2024	12.31.2023
Without readjustment
Vessels	5.2316	4.5	1505	61,147	40,235
Others	5.2350	3.3	274	2,730	1,285
With readjustment - abroad
Platforms	6.3660	18.0	−	144,232	98,451
Vessels	5.7706	3.3	−	5,968	5,455
With readjustment - Brazil
Vessels	11.0131	2.4	852	8,129	7,290
Properties	8.6458	22.8	138	4,546	5,953
Others	11.5059	4.5	386	3,289	4,962
Total	6.0085	14.4	3,155	230,041	163,631
(1) Nominal incremental rate on the company's loans, calculated based on the bond yield curve and the company's credit risk, as well as the term adjusted by the duration of the respective payment flow and guarantees of the lease contracts.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

Consolidated

	2024	2023
Variable payments	5,565	5,337
Up to 1 year maturity	515	542

Variable payments x fixed payments	13%	17%

At December 31, 2024, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 402,710 (R$ 316,418 at December 31, 2023).

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 33.4.1.

Accounting policy for lease liabilities

Lease liabilities, including those whose underlying assets are of low value, are measured at the present value of lease payments, which includes recoverable taxes, non-cancellable periods and options to extend a lease when they are reasonably certain.

93

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

These payments are discounted at the Company's nominal incremental rate on loans, as the interest rates implicit in lease agreements with third parties usually cannot be readily determined.

Lease remeasurements reflect changes arising from contractual rates or indexes, as well as lease terms due to new expectations of lease extensions or terminations.

Unwinding of discount on the lease liability is classified as finance expense, while payments reduce their carrying amount. According to the Company’s foreign exchange risk management, foreign exchange variations on lease liabilities denominated in U.S. dollars are designated as instruments to protect cash flow hedge relationships from highly probable future exports (see note 35.2.2).

In the E&P segment, some activities are conducted by joint operations with partner companies where the Company is the operator. In cases where all parties to the joint operation are primarily responsible for the lease payments, the Company recognizes the lease liability in proportion to its share. When using underlying assets arising from a specific contract in which the Company is solely responsible for the lease payments, the lease liabilities remain fully recognized and the partners are charged in proportion to their interests.

Payments associated with short-term leases (term of 12 months or less) are recognized as an expense over the term of the lease.

32.	Equity
32.1.	Share capital (net of share issuance costs)

On December 31, 2024 and 2023, subscribed and fully paid share capital in the amount of R$ 205,432 is represented by 13,044,496,930 shares, of which R$ 117,208 referring to 7,442,454,142 common shares and R$ 88,224 referring to 5,602,042,788 preferred shares, all nominative, book-entry and without par value. Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

32.2.	Capital reserve

Book-entry shares held by Petrobras in the amount of R$ 7 (R$ 7 on December 31, 2023), recognized against treasury shares.

32.3.	Capital transactions

32.3.1. Incremental costs directly attributable to the issue of shares

Transaction costs incurred in raising funds through the issuance of shares, net of taxes, in the amount of R$477 (R$477 on December 31, 2023).

32.3.2. Change in interest in subsidiaries

Differences between the amount paid and the book value resulting from changes in interests in subsidiaries that do not result in loss of control, considering that they refer to capital transactions, that is, transactions with shareholders, as owners, in the amount of R$ 3,799 (R$ 3,799 on December 31, 2023).

32.3.3. Treasury shares

On December 31, 2024, shares owned by Petrobras that are held in treasury in the amount of R$ 5,570 (R$ 3,651 on December 31, 2023), are represented by 155,764,169 shares, of which 222,760 are common shares and 155,541,409 are preferred shares.

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

32.4.	Allocation of income and shareholders remuneration

The allocation of net income for the year and proposed dividends are shown below.

94

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Parent Company
	2024	2023
Net income of the year attributable to the shareholders of Petrobras	36,606	124,606
Prescribed dividends	316	33
Retained earnings for allocation	36,922	124,639

Allocation of retained earnings:
Legal reserve (1)	−	6,160
Reserve for funding research and technological development programs (1)	−	634
Tax incentive reserve	790	1,555
Capital remuneration reserve	−	43,871
Proposed dividends from retained earnings	36,132	72,419
Total allocation of retained earnings	36,922	124,639

Proposed dividends from retained earnings:
Mandatory minimum dividends	8,954	29,223
Additional dividends from the remaining portion of retained earnings	27,178	43,196
Proposed dividends from retained earnings	36,132	72,419

Additional dividends from the capital remuneration reserve	21,936	−
Additional dividends from the retained earnings reserve	15,838	−
Additional dividends from profit reserves	37,774	−

Total proposed dividends (2)	73,906	72,419

(1)    The balance of these reserves reached its legal or statutory limit on December 31, 2023, and the net income for the year 2024 cannot be allocated, as per note 32.4.1.

(2)    The Ordinary General Meeting of April 2024 changed the management's original proposal for the allocation of the result for the fiscal year 2023, modifying the proposed dividends to R$94,354, as per note 32.4.2e.

32.4.1. Profit reserves

The following table shows the movement of profit reserves:

							Parent Company
		Statutory Reserves
	Legal	R&D reserve	Capital remuneration	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2023	34,926	9,638	−	5,944	42,023	35,815	128,346
Additional dividends approved at the 2023 Ordinary General Meeting	−	−	−	−	−	(35,815)	(35,815)
Net profit appropriations to reserves	6,160	634	43,871	1,555	−	−	52,220
Allocation of dividends for the 2023 fiscal year	−	−	−	−	−	14,204	14,204
Balance at December 31, 2023	41,086	10,272	43,871	7,499	42,023	14,204	158,955

Balance at January 1, 2024	41,086	10,272	43,871	7,499	42,023	14,204	158,955
Additional dividends approved at the 2024 Ordinary General Meeting	−	−	(21,935)	−	−	(14,204)	(36,139)
Net profit appropriations to reserves	−	−	−	790	−	−	790
Allocation of dividends for the 2024 fiscal year	−	−	(21,936)	-	(15,838)	9,145	(28,629)
Balance at December 31, 2024	41,086	10,272	−	8,289	26,185	9,145	94,977

Legal reserve

It represents the accumulated balance of 5% of the net income for each year, calculated pursuant to article 193 of the Brazilian Corporation Law, limited to 20% of the share capital. The reserve may only be used to offset losses or increase capital. The balance of this reserve reached the legal limit on December 31, 2023.

Statutory reserves

In accordance with the Company's Bylaws, the constitution of the statutory reserves below must be considered in the proposal for distribution of net income, observing the following order of priority:

•	Reserve for research and development (R&D): constituted with the appropriation of net income by applying 0.5% of the year-end share capital, with the accumulated balance not exceeding 5% of the share capital, aiming at funding technological R&D programs. The balance of this reserve reached the limit on December 31, 2023.
•	Capital remuneration reserve: may be constituted through the appropriation of up to 70% of the adjusted net income for the year, subject to article 202 of the Brazilian Corporation Law and to the Shareholders Remuneration Policy, limited to the share capital, with the purpose of ensuring resources for the payment of dividends, interest on capital or other form of shareholder remuneration provided for by law, its anticipations, shares repurchases authorized by law, absorption of losses and, as a remaining purpose, incorporation into the share capital.

95

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

As of December 31, 2024, this reserve referring to a subsidy incentive for investments, granted by the Superintendencies for Development of the Northeast Region of Brazil (SUDENE) and of the Amazon (SUDAM).

Profit retention reserve

It includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

32.4.2. Distributions to shareholders

Distributions to shareholders are made by means of dividends, interest capital and share repurchases based on the limits defined in the Brazilian Corporation Law, in the Company’s bylaws and in the shareholders remuneration policy.

Pursuant to Brazilian Corporation Law, the Company’s shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year in proportion to the number of common and preferred shares held by them.

To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings. However, this priority does not necessarily grant dividend distributions to the preferred shareholders in the event of loss for a year.

The payment of dividends may be made only to preferred shareholders if the priority dividends absorb all the adjusted net income for the year or reach an amount equal to or greater than the mandatory minimum dividend of 25%.

a)	Shareholders Remuneration Policy

The Company’s policy on distributions to shareholders, approved by the Company’s Board of Directors on July 28, 2023, defines the following:

•	minimum distribution of US$ 4 billion for fiscal years when the average Brent price exceeds US$ 40 per barrel, which shall be distributed regardless of its level of indebtedness, provided that the parameters set forth in the policy are observed. This distribution will be equal to both common and preferred shares, once it exceeds the minimum value for preferred shares provided for in the Company's bylaws;
•	in the event of gross debt equal to or less than the maximum debt level defined in the strategic plan (US$ 75 billion in the 2025-2029 Business Plan), in addition to the existence of net income attributable to shareholders of Petrobras, to be verified at the end of the year and approved by the Board of Directors, the Company shall distribute to its shareholders 45% of the free cash flow, which is the difference between consolidated net cash provided by operating activities and consolidated cash used in the acquisition of PP&E and intangible assets and on the acquisition of equity interests, calculated in Brazilian reais, provided that the result of this calculation exceeds US$ 4 billion and does not compromise the financial sustainability of the Company. This calculation will be applied on a quarterly basis;
•	any amounts related to share repurchases, as disclosed in the consolidated statement of cash flows, are be deducted from the amount resulting of the formula applied each quarter;
•	the Company may, in exceptional cases, distribute extraordinary remuneration to its shareholders, higher than the minimum mandatory dividends or than the amount calculated according to this policy, provided that the financial sustainability of the Company is preserved;
•	the distribution of remuneration to shareholders shall be made on a quarterly basis;
•	the Company may exceptionally distribute dividends even if there is no net income for the year, in accordance with the rules provided for the Brazilian Corporation Law and the criteria defined in this policy.

96

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Petrobras seeks, through its shareholders remuneration policy, to ensure short, medium and long-term financial sustainability, providing predictability to the dividend payments to shareholders. Then, the payment of remuneration to shareholders must not compromise the company's short, medium and long-term financial sustainability.

b)	Share Repurchase Program

On August 3, 2023, the Board of Directors approved a Share Repurchase Program, for the acquisition of up to 157.8 million preferred shares issued by the Company, on the Brazilian Stock Exchange (B3), to be held in treasury with subsequent cancellation, without reduction of share capital. This program was carried in the scope of the revised Shareholders Remuneration Policy, approved on July 28, 2023, with a maximum term of 12 months.

On August 4, 2024, the Program was closed, resulting in the repurchase of 155,468,500 preferred shares in the amount of R$ 5,563, including transaction costs of R$ 2, of which:

i.	104,064,000 preferred shares repurchased from August to December 2023 in the amount of R$ 3,644, including transaction costs; and
ii.	51,404,500 preferred shares repurchased from January to June 2024 in the amount of R$ 1,919, including transaction costs.

On January 29, 2025, the Board of Directors approved the cancellation of all treasury shares, without reducing the share capital (see note 36).

c)	Proposed remuneration to the shareholders of Petrobras

The remuneration to Petrobras shareholders for the fiscal year 2024, in the amount of R$75,825, was calculated based on the policy formula of 45% of the free cash flow of 2024, which includes the repurchase of shares, in addition to the distribution of extraordinary dividends, as follows:

Parent Company

	2024	2023
Dividends and interest on capital (1)	73,906	72,419
Share repurchase program (2)	1,919	3,642
Total capital remuneration reserve	75,825	76,061

(1) The Annual General Shareholders’ Meeting of April 2024 changed the management's original proposal for the allocation of the 2023 fiscal year results, modifying the proposed dividends to R$94,354, as per note 32.4.2e.

(2) Excludes transaction costs.

d)	Anticipation of dividends relating to 2024

In 2024, the Board of Directors approved the anticipation of dividends and interest on capital in the total amount of R$64,139, equivalent to R$ 4,97639197 per common and preferred shares in each quarter, based on the net income of the period from January to September 2024 (interim), as well on the use of profit reserves, as shown in the following table:

Parent Company

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim dividends and interest on capital - 1st quarter of 2024 (1)	05.13.2024	06.11.2024	1.04324226	13,446
Interim dividends and interest on capital - 2nd quarter of 2024	08.08.2024	08.21.2024	1.05320017	13,574
Interim dividends and interest on capital - 3rd quarter of 2024	11.07.2024	12.23.2024	1.32820661	17,119
Additional dividends	11.21.2024	12.11.2024	1.55174293	20,000
Total anticipated of remuneration to the shareholders of Petrobras			4.97639197	64,139
Update by the SELIC interest rate (2)			0.04819801	622
Total updated anticipated dividends			5.02458998	64,761
Interim dividends and interest on capital by use of a portion of profit and loss				36,132
Interim dividends and interest on capital by use of a portion of profit retention reserve				28,629
(1) The value per share was updated due to the change in the number of treasury shares resulting from the share repurchase program.
(2) The value per share of the monetary update of the advances by the Selic rate was calculated based on the shares in circulation on December 31, 2024.

According to the Company’s bylaws, these amounts are indexed to the Selic interest rate, from the date of the payment to the end of 2024, in the amount of R$ 622 (R$ 0,04819801per preferred and common share in circulation) and are considered in determining the remaining dividends to be paid relating to 2024.

97

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The interest on capital anticipated for the year 2024 resulted in a deductible expense which reduced the income tax expense by R$ 7,373. This amount was subject to withholding income tax (IRRF) of 15%, except for immune and exempt shareholders, as established in applicable law.

e)	Proposed dividends for 2024

The dividend proposal recorded in the company's financial statements, subject to approval at the AGM, is as follows:

	Parent Company
	2024	2023
Net income of the year attributable to the shareholders of Petrobras	36,606	124,606
Appropriation:
Legal reserve	−	(6,160)
Tax incentive reserve	(790)	(1,555)
Adjusted net income	35,816	116,891

Minimum mandatory dividends:
25% of adjusted net income	8,954	29,223
Additional dividends:
Additional dividends from the remaining portion of retained earnings	27,178	43,196
Additional dividends from the capital remuneration reserve	21,936	−
Additional dividends from the profit retention reserve	15,838	−
Total proposed dividends (1)	73,906	72,419
Preferred shares - R$5.73413520 per share outstanding in 2024 (R$5.56928679 (1) per share outstanding in 2023)	31,231	30,978
Common shares - R$5.73413520 per share outstanding in 2024 (R$5.56928679 (1) per share outstanding in 2023)	42,675	41,441
(1) The Ordinary General Meeting of April 2024 changed the management's original proposal for the allocation of the results for the 2023 fiscal year, modifying the proposed dividends to R$94,354 (equivalent to R$7.26991085 per preferred and common share in circulation).

The dividend proposal for the 2024 fiscal year to be submitted for approval at the 2025 Ordinary General Meeting, in the amount of R$73,906 (R$5.73413520 per outstanding preferred and common share), includes the mandatory minimum dividend of R$8,954, equivalent to 25% of adjusted net income, besides additional dividends of R$27,178 from the remaining portion of accumulated profits for the fiscal year and R$37,774 from capital remuneration and profit retention reserves. This proposal is higher than the priority of preferred shares and is in line with the shareholder remuneration policy.

On April 25, 2024, the Ordinary General Meeting approved the allocation of the results for the year 2023, amending the management's original proposal, dated March 7, 2024, for dividends referring to the application of the Shareholder Remuneration Policy formula (R$72,419), adjusting it to include the distribution of 50% of the remaining net income that was allocated to the capital remuneration reserve as an extraordinary dividend (R$21,935). Thus, the total dividends for the year 2023 approved at the Ordinary General Meeting reached R$94,354 (equivalent to R$7.26991085 per outstanding preferred and common share).

f)	Dividends payable

As of December 31, 2024, dividends payable within current liabilities, amounting to R$ 16,334, net of withholding income taxes over interest on capital R$ 785, relate to the anticipation of dividend approved on November 7, 2024, related to the third quarter of 2024. The first installment of these dividends was paid on February 20, 2025 and the second installment will be paid on March 20, 2025.

	Parent Company
	2024	2023
Change on dividends payable
Opening balance	16,947	21,751
Additions due to deliberation of the Ordinary General Meeting	36,139	35,815
Additions due to deliberation of the Board of Directors (advances)	64,139	57,152
Payment	(100,305)	(97,925)
Indexation to the Selic interest rate	1,969	2,562
Transfers to unclaimed dividends	(394)	(405)
Withholding income taxes over interest on capital and indexation to the Selic interest rate (1)	(2,161)	(2,003)
Closing balance	16,334	16,947
(1) Includes withholding income tax on interest on capital deliberated in 2024 of R$1,965 and on monetary update of dividends paid in 2024 of R$196.

The proposed additional dividends of R$9,145 (see note 32.4.1), equivalent to R$0.70954522 per outstanding preferred and common share, are highlighted in shareholders’ equity as of December 31, 2024 until the proposal for remuneration to shareholders is approved by the Ordinary General Meeting in April 2025, when they will be recognized as a liability.

In 2024, Petrobras made the following dividend payments:

98

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Events	Date of payment	Deliberated value	Monetary indexation	Withholding income tax over monetary indexation	Unclaimed dividends	Total paid
Dividends and interest on capital for the 3rd quarter of 2023 (1)	Feb-Mar/2024	16,947	336	(34)	(77)	17,172
Supplementary dividends for 2023	May-Jun/2024	36,139	1,633	(162)	(170)	37,440
Dividends and interest on capital for the 1st quarter of 2024 (2)	Aug-Sep/2024	12,752	−	−	(53)	12,699
Dividends and interest on capital for the 2nd quarter of 2024 (3)	Nov-Dec/2024	13,088	−	−	(58)	13,030
Extraordinary dividends for 2024	12/23/2024	20,000	-	-	(91)	19,909
Residual payments of dividends from previous years	Jan-Dec/2024	−	−	−	55	55
Total		98,926	1,969	(196)	(394)	100,305
(1) Gross amount deliberated of R$17,460, net of withholding income tax without interest on capital of R$513 collected in 2023.
(2) Gross amount deliberated of R$13,446, net of withholding income tax without interest on capital of R$694 collected in 2024.
(3) Gross amount deliberated of R$13,574, net of withholding income tax without interest on capital of R$486 collected in 2024.

The remuneration to shareholders for the fiscal year 2023, changed after approval of the Ordinary General Meeting of April 2024, included the additional dividends of R$ 36,139, which were reclassified from shareholders’ equity to liabilities on the date of approval of the Ordinary General Meeting and paid in two installments in 2024, monetarily updated by the Selic rate from December 31, 2023 until the respective payment dates.

32.4.3. Unclaimed Dividends

As of December 31, 2024, the balance of dividends not claimed by shareholders of Petrobras is R$ 1,708 (R$ 1,630 on December 31, 2023), recorded as other current liabilities, as described in note 21. The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

Parent Company

	2024	2023
Changes in unclaimed dividends
Opening balance	1,630	1,258
Prescription	(316)	(33)
Transfers from dividends payable	394	405
Closing Balance	1,708	1,630

Since the company no longer has any obligation to pay the prescribed dividend amounts, the amount of R$316 was recorded as a contra-entry to the retained earnings account, in shareholders’ equity.

The table below shows an expectation of prescription of unclaimed dividends, if the registration issues are not regularized by Petrobras shareholders.

Parent Company
12.31.2024
Expectation of prescription of unclaimed dividends
2025	844
2026	423
2027	441
Total	1,708

Accounting policy on distributions to shareholders

Interest on capital is a deductible expense, since it is part of the dividend for the year, as provided for in the Company’s bylaws, and accounted for in the statement of income, as required by tax legislation, resulting in a tax credit for income taxes recognized in the statement of income of the year.

The dividends portion provided for in the bylaws or that represents the minimum mandatory dividends is recognized as a liability within the statement of financial position. Any excess must be maintained in shareholders' equity, as additional dividends proposed, until its approval on the Annual General Shareholders Meeting.

Dividends not claimed by Petrobras’ shareholders are transferred from dividends payable to other current liabilities. After 3 years from the date these dividends are made available to shareholders, they are reclassified from other current liabilities to equity within retained earnings, in accordance with Petrobras' bylaws.

99

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

32.5.	Earnings per share
	Consolidated and Parent Company
	2024	2023
Basic and diluted denominator – Net income attributable to the shareholders of Petrobras allocated equally between the share classes
Net income of the year
Common	21,120	71,212
Preferred	15,486	53,394
	36,606	124,606

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382
Preferred	5,456,530,746	5,580,057,862
	12,898,762,128	13,022,289,244

Basic and diluted net income per share (R$ per share)
Common	2.84	9.57
Preferred	2.84	9.57

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period. The change in the weighted average number of outstanding shares is due to the share repurchase program (preferred shares) which was closed on August 4, 2024.

Diluted earnings per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

33.	Risk management

Petrobras is exposed to a series of risks arising from its operations, such as the risk related to the prices of oil and oil products, exchange and interest rates, credit and liquidity risk. Corporate risk management is part of the company's commitment to act ethically and in compliance with the legal and regulatory requirements established in the countries where it operates.

For the management of market / financial risks, preferably structural actions are adopted, created as a result of an adequate management of the company's capital and indebtedness. Risks are managed considering governance and established controls, specialized units and monitoring in statutory committees under the guidance of the Executive Board and the Board of Directors. In the company, risks must be considered in all decisions and their management must be carried out in an integrated manner, taking advantage of the benefits of diversification.

In its corporate risk management process, Petrobras maintains derivative financial instruments to hedge its exposures to market risks on certain occasions and designates certain U.S. dollar obligations and highly probable future exports as hedge accounting relationships to protect against exchange rate variations.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

The effects of derivative financial instruments and hedge accounting are set out as follows.

100

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

33.1.	Statement of income
	Consolidated
	Gain/(Loss) recognized in the year
	2024	2023
Exchange rate risk
Cross currency Swap - CDI x US$ - 33.4.1 (b)	(533)	398
Other derivatives	1	2
Cash flow hedge on exports - 33.4.1 (a)	(16,246)	(18,846)
Interest rate risk
Swap - IPCA X CDI - 33.4.1 (b)	(426)	127
Recognized in Net finance income (expense)	(17,204)	(18,319)

Price risk (commodity derivatives)
Recognized in other income and expenses	217	84
Total	(16,987)	(18,235)

The effects on the statement of income of derivative financial instruments reflect outstanding transactions and transactions closed during the years.

33.2.	Statement of comprehensive income
	Consolidated
	Gain/(Loss) recognized in the year
	2024	2023
Hedge accounting
Cash flow hedge on exports - 33.4.1 (a)	(69,261)	41,256
Deferred corporate income tax and social contribution	23,549	(14,027)
Total	(45,712)	27,229

33.3.	Statement of financial position

Assets and liabilities

	Consolidated
	12.31.2024	12.31.2023
Fair value Asset Position (Liability)
Open derivatives transactions	(624)	96
Closed derivatives transactions awaiting financial settlement	6	49
Recognized in Statements of Financial Position	(618)	145
Other assets (note 21)	181	443
Other liabilities (note 21)	(799)	(298)

The following table presents the details of the open derivative financial instruments held by the Company as of December 31, 2024, and represents its risk exposure:

		Consolidated
	Notional value		Fair value Asset position (liability)		Fair value hierarchy	Maturity
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Derivatives not designated for hedge accounting
Foreign Exchange risk
Cross currency swap - CDI x US$ (1)	US$ 488	US$ 729	(650)	(237)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD) (1)	(20)	(1)	1	−	Level 2	2025
Interest rate risk
Swap - IPCA X CDI	3,008	3,008	108	329	Level 2	2029/2034
Price risk
Future contracts - Crude oil and oil products (2)	(1,450)	(1,053)	(83)	4	Level 1	2025
Swap - Short position/Soybean oil (3)	−	(1)	−	−	Level 2	-
Total open derivative transactions			(624)	96
(1) Values in US$ (dollars) represent millions of the respective currencies.
(2) Notional value in thousand bbl.
(3) Notional value in thousand tons (operations of the subsidiary PBIO).

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

101

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Guarantees given as collateral
	12.31.2024	12.31.2023
Commodity derivatives	426	85

Equity

	Consolidated
	Cumulative losses in other comprehensive income (shareholders’ equity)
	2024	2023
Hedge accounting
Cash flow hedge on exports - 33.4.1 (a)	(98,094)	(28,833)
Deferred corporate income tax and social contribution	33,353	9,804
Total	(64,741)	(19,029)

33.4.	Market risks
33.4.1.	Foreign exchange risk management

By managing its foreign exchange risk, the Company takes into account the cash flows derived from its operations as a whole. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions encompassing the business of the Company.

Changes in the Real/U.S. dollar spot rate, as well as foreign exchange variation of the Real against other foreign currencies, may affect net income and the statement of financial position due to the exposures in foreign currencies, such as high probable future transactions, monetary items and firm commitments.

The Company seeks to mitigate the effect of potential variations in the Real/U.S. dollar spot rates mainly raising funds denominated in U.S. dollars, aiming at reducing the net exposure between obligations and receipts in this currency, thus representing a form of structural protection that takes into account criteria of liquidity and cost competitiveness.

Foreign exchange variation on future exports denominated in U.S. Dollar in a given period are efficiently hedged by the U.S. dollar debt portfolio taking into account changes in such portfolio over time. Cash flow hedge involving the Company’s future exports are presented in note 33.4.1(a).

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, mitigating foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected. The positions with exchange rate derivatives are presented in note 33.3.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. dollar or in another currency.

a)Cash Flow Hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of December 31, 2024, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 6.1923 exchange rate are set out below:

102

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Present value of hedging instrument notional value at 12.31.2024

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses on a portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From jan/2025 to dec/2034	65,900	408,073

Movement of the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2023	65,138	315,350
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	18,993	104,302
Exports affecting the statement of income	(9,767)	(52,126)
Amortization of the indebteness	(8,464)	(46,114)
Foreign exchange variation	−	86,661
Amounts designated as of December 31, 2024	65,900	408,073
Nominal value of hedging instrument (finance debt and lease liability) at December 31, 2024	84,690	524,425

.

In the year ended on December 31, 2024, a foreign exchange loss of R$ 1,154 was recognized referring to the ineffectiveness in the exchange variation line (gain of R$ 829 in the same period in 2023).

Future exports designated as hedged in cash flow hedge relationships represent, on average, 69.11% of highly probable future exports.

A roll-forward schedule of cumulative foreign exchange losses recognized in shareholders’ equity to be realized by future exports is set out below:

	2024	2023
Opening balance	(28,833)	(70,089)
Recognized in shareholders’ equity	(85,507)	22,410
Reclassified to the statement of income - occurred exports	16,246	18,846
Other comprehensive income (loss)	(69,261)	41,256
Closing balance	(98,094)	(28,833)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following a revision of the Company’s strategic plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2025-2029, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2024, is set out below:

	2025	2026	2027	2028	2029	2030 onwards	Consolidated Total
Expected realization	(17,672)	(18,118)	(18,338)	(14,302)	(11,632)	(18,032)	(98,094)

Accounting policy for hedge accounting

At inception of the hedge relationship, the Company documents its objective and strategy, including identification of the hedging instrument, the hedged item, the nature of the hedged risk and evaluation of hedge effectiveness requirements.

Considering the natural hedge and the risk management strategy, the Company designates hedging relationships to account for the effects of the existing hedge between a foreign exchange gain or loss from proportions of its long-term debt obligations (denominated in U.S. dollars) and foreign exchange gain or loss of its highly probable U.S. dollar denominated future exports revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

Foreign exchange gains and losses on proportions of debt obligations and lease liability (non-derivative financial instruments) have been designated as hedging instruments.

103

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The highly probable future exports for each month are hedged by a proportion of the debt obligations with an equal US dollar nominal amount. Only a portion of the Company’s forecast exports are considered highly probable.

The Company’s future exports are exposed to the risk of variation in the Brazilian Real/U.S. dollar spot rate, which is offset by the converse exposure to the same type of risk with respect to its debt denominated in U.S. dollar.

The hedge relationships are assessed on a monthly basis and they may cease and may be re-designated in order to achieve the risk management strategy.

Foreign exchange gains and losses relating to the effective portion of such hedges are recognized in equity, within other comprehensive income and reclassified to the statement of income within finance income (expense) in the periods when the hedged item affects the statement of income.

Whenever a portion of future exports for a certain period, for which their foreign exchange gains and losses hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

If future exports for which foreign exchange gains and losses hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from other comprehensive income to the statement of income.

In addition, when a financial instrument designated as a hedging instrument expires or settles, the Company may replace it with another financial instrument in a manner in which the hedge relationship continues to occur. Likewise, whenever a hedged transaction effectively occurs, its financial instrument previously designated as a hedging instrument may be designated for a new hedge relationship.

Gains or losses relating to the ineffective portion are immediately recognized in finance income (expense). Ineffectiveness may occur as hedged items and hedge instruments have different maturity dates and due to discount rate used to determine their present value.

b)Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted derivative transactions with the objective of protecting itself from exposure arising from the 1st series of the 7th debenture issue, with IPCA x CDI interest rate swap transactions, maturing in September 2029 and September 2034, and CDI x Dollar cross-currency swap transactions, maturing in September 2024 and September 2029. In September 2024, the notional value of the matured cross-currency swap was US$ 241 million.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 618 basis points effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Consolidated Reasonably Possible scenario
SWAP CDI x USD	(62)

c) Sensitivity analysis for foreign exchange risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 3.15% appreciation of the real;

104

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

•	Euro x U.S. dollar - a 1.03% depreciation of the euro; and
•	Pound sterling x U.S. dollar - a 1.32% depreciation of the pound sterling.

The reasonably possible scenario has the same references and considers a 20% devaluation of the year's closing exchange rate (risk) in relation to the reference currency during the period analyzed, with the exception of the balances of assets and liabilities in foreign currency of subsidiaries abroad, when carried out in currency equivalent to their respective functional currencies.

		Consolidated
			Exposure	Probable Scenario	Reasonably possible scenario
Risk	Financial Instruments	In millions of US$	R$
Dollar/Real	Assets	7,616	47,159	(1,487)	9,432
	Liabilities	(113,943)	(705,569)	22,253	(141,114)
	Exchange rate - Cross currency swap	(488)	(3,023)	95	(605)
	Cash flow hedge on exports	65,900	408,073	(12,870)	81,615
	Dollar/Real	(40,915)	(253,360)	7,991	(50,672)
Euro/Dollar	Assets	941	5,824	60	1,165
	Liabilities	(1,552)	(9,611)	(99)	(1,922)
	Euro/Dollar	(611)	(3,787)	(39)	(757)
Pound/Dollar	Assets	934	5,784	77	1,157
	Liabilities	(1,841)	(11,402)	(151)	(2,280)
	Pound/Dollar	(907)	(5,618)	(74)	(1,123)
Others (1)	Assets	21	131	26	(14)
	Liabilities	(42)	(257)	5	(52)
	Others	(21)	(126)	31	(66)
Total		(42,454)	(262,891)	7,909	(52,618)
(1) Pound/real, Euro/real and Peso/dollar.
33.4.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on December 31, 2024. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

Consolidated

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(918)
Soybean oil - price changes	Future and forward contracts (Swap)	−	-
Foreign currency - depreciation BRL x USD	Forward contracts	−	(11)
		−	(929)

The positions with commodity derivatives are presented in note 33.3.

33.4.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations faced by certain subsidiaries of Petrobras.

105

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

In the interest rate risk sensitivity analysis, the probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interests on debts linked to floating rates as of December 31, 2024. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable Scenario	Reasonably Possible Scenario
Financings
SOFR 3M (1)	574	743
SOFR 6M (1)	558	659
SOFR O/N (1)	864	1,209
CDI	2,484	3,478
TR	28	39
TJLP	323	452
IPCA	420	588
	5,251	7,168
(1) Represents the Secured Overnight Funding Rate (note 24.4).

33.5.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its strategic plan.

In this context, Petrobras' individual and consolidated financial statements, even though they show negative net working capital, do not compromise its liquidity.

In addition, the company maintains revolving credit facilities contracted as a liquidity reserve in adverse situations, as per note 30.5, and regularly assesses market conditions and may carry out repurchase transactions of its securities or those of its subsidiaries in the international capital market, by various means, including repurchase offers, redemptions of securities and/or open market transactions, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and cost of debt.

The expected cash flows from finance debt, lease liabilities, post-employment benefits and decommissioning costs are presented in notes 30.4 and 31, 18.3.4 and 20, respectively.

33.6.	Credit risk management

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters appropriate to each one of the market segments in which it operates.

The commercial credit portfolio is quite diversified between clients from the country's domestic market and foreign markets.

Credit granted to financial institutions is used to accept guarantees, apply cash surpluses and define counterparties in derivative operations, being distributed among the main international banks classified as “investment grade” by the main international risk classifiers and Brazilian banks with a minimum risk rating brA-/A3.br/A-(bra).

33.6.1.	Credit quality of financial assets
a)	Cash and cash equivalents and marketable securities

The evaluation of the credit quality of these financial assets is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch, as follows:

106

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Consolidated

	Cash and cash equivalents		Marketable securities
	12.31.2024	12.31.2023	12.31.2024	12.31.2023
Investment grade – global rating	8,752	36,320	11,609	5,398
AA	1,950	2,871	5,422	3,150
A	6,800	33,350	6,187	2,248
BBB	2	99	−	−
Other ratings abroad	1,331	15,741	6,355	−

Investment grade - local rating	10,163	9,520	12,038	19,911
AAA.br	10,163	9,520	12,038	19,911
Other ratings in Brazil	8	32	−	2
	20,254	61,613	30,002	25,311

As of December 31, 2024, the Brazilian sovereign risk is BB, the best level within the speculative grade category, with effect on the rating of Brazilian banks abroad, which represent most of the Company’s balance of other ratings abroad, including cash.

These financial assets, which are not past due nor considered to be credit impaired, present fair values equivalent to or do not differ significantly from their carrying amounts.

b)	Trade and other receivables

Most of Petrobras's clients do not have a risk rating granted by rating agencies. Thus, for the definition and monitoring of credit limits, management evaluates the customer's field of activity, commercial relationship, financial relationship with Petrobras and its financial statements, among other aspects.

More information on the effect of this risk assessment is available in notes 14.2 and 14.3, which present the provision for expected credit losses and the respective accounting policy.

34.	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors in accordance with the Company’s bylaws.

In order to ensure the goals of the Company are achieved and to align them with transparency of processes and corporate governance best practices, this policy guides Petrobras while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, based on the following assumptions and provisions: competitiveness, compliance, transparency, fairness and commutability.

Transactions that meet the materiality criteria established in the policy and entered into with: i) the Federal Government, including its agencies and foundations; ii) the Petros Foundation; iii) the Petrobras Health Association; iv) companies controlled by Petrobras, if the Federal Government or its Entities or an authority of the public entity to which Petrobras is linked or persons linked to it hold a stake in the capital stock of the subsidiary; v) companies affiliated with Petrobras; vi) companies controlled by Petrobras affiliates and vii) companies controlled by key management personnel or by a close member of their family, are, when stipulated, previously approved by the Statutory Audit Committee (CAE).

Transactions with the Brazilian Federal Government, including its agencies or similar bodies and controlled entities (the latter when classified as out of the Company's normal course of business by the CAE), which are under the scope of Board of Directors approval, must be preceded by the CAE and Minority Shareholders Committee assessment and must have prior approval of, at least, 2/3 of the board members.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

107

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.1.	Business transactions by operation with companies of the Petrobras Group (Parent Company)
	12.31.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	30,075	100	30,175	26,031	−	26,031
Dividends receivable	363	−	363	344	−	344
Amounts related to construction of natural gas pipeline	−	887	887	−	719	719
Other operations	38	251	289	30	198	228
Advances to suppliers	133	1,409	1,542	553	1,578	2,131
Total	30,609	2,647	33,256	26,958	2,495	29,453
Liabilities
Lease liabilities (1)	(2,464)	(1,748)	(4,212)	(2,357)	(3,303)	(5,660)
Loan operations	(763)	(111,782)	(112,545)	(1,365)	(91,806)	(93,171)
Prepayment of exports	(57,300)	(288,871)	(346,171)	(6,537)	(223,976)	(230,513)
Accounts payable to suppliers (note 16)	(9,461)	−	(9,461)	(7,568)	−	(7,568)
Purchases of crude oil, oil products and others	(8,463)	−	(8,463)	(5,464)	−	(5,464)
Affreightment of platforms	(333)	−	(333)	(260)	−	(260)
Advances from clientes	(616)	−	(616)	(1,848)	−	(1,848)
Other operations	(49)	−	(49)	4	−	4
Total	(69,988)	(402,401)	(472,389)	(17,827)	(319,085)	(336,912)
(1) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16/ CPC 06 (R2) - Leases.
				2024		2023
Profit or Loss
Revenues, mainly sales revenues				127,604		125,344
Foreign exchange and inflation indexation charges, net (2)				(55,123)		(959)
Financial income (expenses), net (2)				(29,208)		(24,179)
Total – Revenues (Expenses)				43,273		100,206
(2) Includes the amounts of R$279 of passive exchange rate variation and R$482 of financial expense related to lease and sublease operations required by IFRS 16 / CPC 06 (R2) (R$109 of active exchange rate variation and R$530 of financial expense in 2023).

34.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	12.31.2024			12.31.2023	12.31.2024			12.31.2023
	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Controlled entities and joint ventures
PIB BV	29,247	1,646	30,893	26,692	(64,924)	(400,653)	(465,577)	(328,394)
Transpetro	652	14	666	644	(3,832)	(1,132)	(4,964)	(5,619)
Thermoelectric plants	11	−	11	1	(241)	(361)	(602)	(801)
Real estate investment fund	5	−	5	6	(167)	(255)	(422)	(518)
Petrobras Health Association (APS)	117	−	117	539	(468)	−	(468)	(946)
Other subsidiaries and joint ventures	278	887	1,165	1,255	(322)	−	(322)	(616)
	30,310	2,547	32,857	29,137	(69,954)	(402,401)	(472,355)	(336,894)
Associates and joint ventures
Petrochemical companies	289	100	389	173	(8)	−	(8)	(16)
Other associates and joint ventures	10	−	10	143	(26)	−	(26)	(2)
	299	100	399	316	(34)	−	(34)	(18)
Total	30,609	2,647	33,256	29,453	(69,988)	(402,401)	(472,389)	(336,912)

108

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

34.3.	Result of commercial transactions with companies of the Petrobras’ group – profit or loss (parent company)
	2024	2023
Controlled entities and joint ventures
PIB BV	26,944	84,749
Transpetro	2,436	2,241
Thermoelectric plants	(77)	(48)
Real estate investment fund	(56)	(71)
Health Petrobras Association (APS)	3	15
Other controlled entities and joint ventures	(4,791)	(3,659)
	24,459	83,227
Associates and joint ventures
Companies from the petrochemical sector	18,127	15,948
Other associates and joint ventures	687	1,031
	18,814	16,979
Total	43,273	100,206

34.4.	Annual rates for loans operations
	Parent Company
		Liability
	12.31.2024	12.31.2023
From 7.01 to 8%	(42,676)	(41,961)
From 8.01 to 9%	(69,869)	(51,210)
Total	(112,545)	(93,171)

34.5.	Non standardized receivables investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by subsidiaries of the Petrobras Group. The amounts invested are recorded in accounts receivable.

Assigned and non-performed credit rights assignments are recorded as financing in current liabilities.

	Parent Company
	12.31.2024	12.31.2023
Net accounts receivables (note 14.1)	82,951	28,797
Assignment of receivables (note 30.1)	(85,021)	(32,006)

	2024	2023

Finance income FIDC-NP	6,195	4,968
Finance expense FIDC-NP	(5,332)	(4,352)
Net finance income (expense)	863	616
34.6.	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad.

The guarantees offered by Petrobras, mainly personal, unpaid, are made based on contractual clauses that support the financial transactions between the subsidiaries / controlled companies and third parties, guaranteeing assumption of compliance with the third party's obligation, in case the original debtor does not do so.

The financial operations carried out by these subsidiaries and guaranteed by Petrobras show the following balances to be settled on December 31, 2024:

109

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

			12.31.2024	12.31.2023
Maturity date	PGF (1)	PGT (2)	Total	Total
2024	−	−	−	2,772
2025	−	4,644	4,644	15,526
2026	2,131	1,029	3,160	5,800
2027	4,149	7,740	11,889	10,506
2028	7,498	−	7,498	5,902
2029	5,309	4,604	9,913	8,584
2030 and thereafter	58,278	3,750	62,028	48,948
Total	77,365	21,767	99,132	98,038
(1) Petrobras Global Finance B.V., subsidiary of PIB BV.
(2) Petrobras Global Trading B.V., subsidiary of PIB BV.

PGT, a wholly-owned subsidiary of Petrobras, provides collateral in a financing operation that Petrobras obtained from the China Development Bank (CDB), maturing in 2026, through the collaterality of its future receivables from sales of crude oil, originating from Petrobras exports, for specific buyers (maximum 200,000 bbl/d), with the guarantee amount limited to the debt balance, which on December 31, 2024 is R$ 10,342 (US$ 1,670 million), and on December 31, 2023 was R$ 12,132 (US$ 2,506 million).

34.7.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		Consolidated
	12.31.2024	12.31.2023
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrochemical companies	401	8	219	19
Other associates and joint ventures	325	90	461	48
Subtotal	726	98	680	67
Brazilian government
Government bonds	6,898	−	8,806	−
Banks controlled by the Brazilian Government	74,496	16,563	75,165	10,257
Petroleum and alcohol account - receivables from the Brazilian Government (note 14.1)	−	−	1,345	−
Brazilian Federal Government (1)	−	6,476	−	6,669
Pré-Sal Petróleo S.A. – PPSA	−	490	−	134
Others	1,454	529	670	393
Subtotal	82,848	24,058	85,986	17,453
Pension plans	272	1,450	308	1,478
Total	83,846	25,606	86,974	18,998
Current assets	9,639	8,557	12,993	8,114
Non-current assets	74,207	17,049	73,981	10,884

(1) Includes amounts of leases.

The effect on the result of significant transactions is shown below:

110

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated
	2024	2023
Joint ventures and associates
Petrochemical companies	18,906	16,998
Other associates and joint ventures	262	282
Subtotal	19,168	17,280
Government entities
Government bonds	773	1,047
Banks controlled by the Brazilian Government	(10)	(91)
Receivables from the Electricity sector	−	1,156
Petroleum and alcohol account - receivables from Brazilian Government	36	81
Brazilian Federal Government (Dividends)	(566)	(614)
Pré-Sal Petróleo S.A. – PPSA	(3,367)	(1,795)
Others	(1,415)	(1,006)
Subtotal	(4,549)	(1,222)
Petros	(99)	(97)
Total – Income (Expense)	14,520	15,961

Revenues, mainly sales revenues	19,063	17,245
Purchases and services	79	57
Operating income (expenses)	(4,867)	(2,902)
Foreign exchange and inflation indexation charges, net	(524)	(1,318)
Finance income (expenses), net	769	2,879
Total – Revenues (Expenses)	14,520	15,961

Information on the precatories issued in favor of the company from the Petroleum and Alcohol Account are disclosed in note 14.

Liabilities with pension plans for the company's employees managed by Petros Foundation, which include debt instruments, are presented in note 18.

34.8.	Compensation of key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The monthly compensation of employees (including those occupying managerial positions) in December 2024 and December 2023 were:

	Parent Company (in Reais)
Compensation of employees	2024	2023
Lowest compensation	4,458	4,505
Average compensation	25,908	24,100
Highest compensation	110,931	105,367

Number of employees	41,778	40,213

The annual compensation of Executive Officers, including variable compensation, for the years 2024 and 2023 were:

	Parent Company (in Reais)
Compensation of the director of Petrobras (includes variable compensation)	2024	2023
Lowest compensation (1)	2,436,930	148,388
Average compensation (2)	3,317,995	3,748,139
Highest compensation (3)	3,035,923	2,754,630

(1) It corresponds to the lowest annual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024, for those who served for 12 months. If there are no members meeting this condition, the lowest amount paid should be considered.
(2) It corresponds to the total value of the annual compensation, including expenses with former members, divided by the number of remunerated positions (9), according to the Annual Circular Letter CVM/SEP of March 7, 2024.
(3) It corresponds to the annual compensation, without any exclusions, of the officer with the highest individual compensation, according to the Annual Circular Letter CVM/SEP of March 7, 2024.

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

111

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

Parent Company

	2024			2023
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	16.7	1.3	18.0	15.2	1.0	16.2
Social security and other employee-related taxes	4.5	0.3	4.8	4.2	0.2	4.4
Post-employment benefits (pension plan)	1.1	−	1.1	1.0	−	1.0
Variable compensation	14.5	−	14.5	14.4	−	14.4
Benefits due to termination of tenure	2.3	−	2.3	4.1	−	4.1
Total compensation recognized in the statement of income	39.1	1.6	40.7	38.9	1.2	40.1
Total compensation paid (1)	34.4	1.6	36.0	37.9	1.2	39.1
Average number of members in the period	9.00	11.00	20.00	9.00	11.00	20.00
Average number of paid members in the period	9.00	8.00	17.00	9.00	6.33	15.33

(1)	Includes variable remuneration for Directors in the Executive Board.

In 2024, expenses related to compensation of the board members and executive officers of Petrobras amounted to R$ 75,42 (R$ 69,46 in 2023).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and were entitled to a total remuneration of R$ 2,288 thousand in 2024 (R$ 2,717 thousand, considering social charges). In the 2023 financial year, the accumulated remuneration in the period was R$2,022 thousand (R$2,422 thousand, considering social charges).

On April 25, 2024, the Ordinary General Meeting set the compensation of the directors (Executive Board and Board of Directors) at up to R$43.21 as the overall limit of compensation to be paid in the period between April 2024 and March 2025 (R$44.99 in the period between April 2023 and March 2024, set on April 27, 2023).

The average annual compensation of the members of the Fiscal Council of Petrobras, in the fiscal year 2024, was R$167 thousand (R$200 thousand, considering social charges). In the fiscal year 2023, the average annual compensation was R$156 thousand (R$187 thousand, considering social charges).

The variable compensation program for the members of the Executive Board is subject to meeting prerequisites and performance indicators. The variable remuneration to be paid changes according to the percentage of achievement of the targets and its payment is deferred in 4 annual installments.

On December 31, 2024, the company provisioned R$14.5 for the Performance Bonus Program – PPP 2024 for the members of the Executive Board (R$14.4 on December 31, 2023).

Exemption from damage (indemnity)

Since 2022, the Company's Bylaws establish the obligation to indemnify its managers, members with statutory functions and other employees and agents who legally act by delegation of the Company's managers, besides maintaining a permanent insurance contract in favor of these individuals, to save them from liability for acts arising from the exercise of their activities. As of 2018, the bylaws also began to provide for the possibility of Petrobras entering into indemnity contracts, in order to cover any expenses due to complaints, inquiries, administrative, arbitration or judicial investigations and proceedings, in Brazil or in any other jurisdiction, which aim to impute responsibility for regular management acts practiced exclusively in the exercise of its activities since the date of its investiture or the beginning of the contractual relationship with the Company. The limits and form of defense in judicial and administrative proceedings are defined in the Policy for the Application and Governance of the Indemnity Commitment, approved by the Board of Directors.

The first Indemnity Commitment was approved by the Board of Directors on December 18, 2018, starting from its signature until the Ordinary General Meeting of 2020. The maximum exposure established by the Company (global limit for all eventual damages) was R$ 1,955.

The second Indemnity Commitment was approved by the Board of Directors on March 25, 2020, starting from its signature until the Ordinary General Meeting of 2022. The maximum exposure established by the Company (global limit for all possible damages) was R$ 1,521.

The third Indemnity Commitment was approved by the Board of Directors on March 30, 2022, starting from its signature, until the Ordinary General Meeting of 2024. The maximum exposure established by the Company (global limit for all possible damages) was R$ 950.

112

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

The fourth Indemnity Commitment was approved by the Board of Directors on March 27, 2024, with a term starting from its signature and continuing until the 2026 Annual General Meeting. The maximum exposure established by the company (global limit for all possible indemnities) was in the amount of R$997. The validity of the coverage provided for in the Commitment starts from the date of signature until the occurrence of the following events, whichever occurs last: (i) the end of the 5th (fifth) year after the date on which the Beneficiary ceases, for any reason, to exercise the mandate or function/position; (ii) the expiration of the period necessary for the final judgment of any Proceeding in which the Beneficiary is a party due to the practice of a Regular Act of Management; or (iii) the expiration of the prescriptive term provided for by law for events that may generate the company's obligations to pay compensation, including, but not limited to, the applicable criminal prescriptive term, even if such term is applied by administrative authorities or at any time when a compensable event occurs based on an imprescriptible fact.

The Beneficiaries will not be entitled to the indemnity rights provided for in the Indemnity Agreement when, demonstrably: (i) there is coverage by a Directors & Officers (D&O) insurance policy contracted by the company, as formally recognized and implemented by the insurer; (ii) there is the practice of acts outside the regular exercise of the duties or powers of the Beneficiaries; (iii) there is the practice of an act with bad faith, intent, gross negligence or fraud on the part of the Beneficiaries, observing the principle of presumption of innocence; (iv) there is the practice of an act in their own interest or that of third parties, to the detriment of the social interest of the company; (v) there is an obligation to pay compensation arising from a social action provided for in article 159 of Law 6,404/76 or to reimburse the losses dealt with in art. 11, § 5, II of Law 6,385/76; or (vi) there is a situation of manifest conflict of interest with the company.

Petrobras will have no obligation to indemnify the Beneficiaries for loss of profits, loss of business opportunity, interruption of professional activity, moral damages or indirect damages. eventually claimed by the Beneficiaries, with compensation or reimbursement limited to the cases provided for in the Indemnity Commitment.

In the case of conviction for an intentional act or committed with gross error, final and unappealable in criminal, public civil, impropriety, popular action, action proposed by a third party, or by shareholders in favor of the Company, or, still, of an unappealable administrative decision concluding that an act was committed intentionally or with gross error and that has not been subject to judicial suspension, the beneficiary undertakes, regardless of any manifestation of the independent third party, to reimburse the Company for all amounts spent by the Company within the scope of this Commitment, including all expenses and costs related to the process, refunding them within a period of up to 30 days from the competent notification.

In order to avoid the configuration of conflicts of interest, notably as provided for in art. 156 of Law 6,404/76, the Company will hire external professionals, who may act individually or jointly, with an unblemished, impartial and independent reputation (“Independent Third Party”), and with experience to analyze any claim by the Beneficiaries on the characterization of Regular Management Act or on the hypothesis of exclusions. In addition, Beneficiaries who are claiming such amounts are prohibited from participating in meetings or discussions that deal with the approval of the payment of expenses, in compliance with the provisions of art. 156, head provision of Law 6,404/76, Brazilian Corporate Law.

35.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2024	2023	2024	2023
Amounts paid during the year:
Withholding income tax paid on behalf of third-parties	6,899	6,969	6,420	6,600
Transactions not involving cash
Purchase of property, plant and equipment on credit	6,212	−	6,212	−
Lease	56,222	74,155	58,700	74,769
Provision for decommissioning costs	38,902	13,085	38,879	13,033
Use of tax credits and judicial deposit for the payment of contingency	1,412	711	1,133	662
Exports prepaid	−	−	7,212	75,233
Remeasurement of property, plant and equipment acquired in previous periods	−	21	−	21
Earnout of Atapu and Sépia fields	1,482	1,389	1,482	1,389
35.1.	Reconciliation of depreciation, depletion and amortization with the Statement of Cash Flows
	Consolidated		Parent Company
	2024	2023	2024	2023
Depreciation of Property, plant and equipment and depletion	80,452	76,324	83,074	79,833
Amortization of Intangible assets	723	517	691	487
	81,175	76,841	83,765	80,320
Depreciation of right of use - recovery of PIS/COFINS	(920)	(821)	(1,011)	(895)
Capitalized depreciation	(13,222)	(9,816)	(13,222)	(9,816)
Depreciation, Depletion and Amortization on the Statement of Cash Flows and on the Statement of Added Value	67,033	66,204	69,532	69,609

113

NOTES TO THE FINANCIAL STATEMENTS PETROBRAS (In millions of reais, unless otherwise indicated)

36.	Subsequent events

Cancellation of Treasury Shares

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital, consisting of 155,541,409 preferred shares and 222,760 common shares.

As a result of the cancellation of treasury shares, the Company's share capital is now divided into 7,442,231,382 common shares and 5,446,501,379 preferred shares, all without par value.

The proposal to update the Company's Bylaws to reflect this new number of shares will be submitted to the General Meeting.

Contingent Payments Received (earnout)

In January 2025, Petrobras received contingent payments related to three transactions, totaling R$ 3,702, as follows:

•	R$ 2,161 from the partners in the Sépia and Atapu blocks, related to the Surplus of the Transfer of Rights;
•	R$ 1,025 from Petro Rio Jaguar Petróleo S.A. (PRIO), related to the sale of Petrobras' interest in the Albacora Leste field; and
•	R$ 516 from Karoon Petróleo & Gás Ltda., related to the sale of the Baúna field.

All these payments are in accordance with the terms of the contracts negotiated between the parties.

114

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas of FASB, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

The Company, on December 31, 2024, maintains E&P activities mainly in Brazil, in addition to activities in Argentina, Colombia and Bolivia, in South America. The equity-accounted investments are comprised of the operations of the joint venture company MP Gulf of Mexico, LLC (MPGoM), in the USA, in which Murphy Exploration & Production Company ("Murphy") has an 80% stake and Petrobras America Inc ("PAI") a 20% stake. The Company reports its reserves in Brazil, United States of America and Argentina. Volumes in Bolivia are not registered as the Constitution of this country does not allow. In Colombia, our activities are exploratory, and therefore, there are no associated reserves.

a) Capitalized costs relating to oil and gas producing activities

As set out in note 26, the Company uses the successful efforts method of accounting for exploration and development costs of crude oil and natural gas production. In addition, notes 23 and 24 presents the accounting policies applied by the Company for recognition, measurement and disclosure of property, plant and equipment and intangible assets.

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligations:

	Consolidated entities
	Brazil	Abroad			Total	Equity Method Investees
		South America	Others	Total
December 31, 2024
Unproved oil and gas properties	18,105	993	−	993	19,098	−
Proved oil and gas properties	464,968	1,756	−	1,756	466,724	4,030
Support Equipment	588,719	4,496	5	4,501	593,220	−
Gross Capitalized costs	1,071,792	7,245	5	7,250	1,079,042	4,030
Depreciation, depletion and amortization	(358,782)	(5,049)	(5)	(5,054)	(363,836)	(2,043)
Net capitalized costs	713,010	2,196	−	2,196	715,206	1,987
December 31, 2023
Unproved oil and gas properties	18,223	295	−	295	18,518	−
Proved oil and gas properties	398,906	1,176	−	1,176	400,082	2,938
Support Equipment	500,032	3,670	4	3,674	503,706	−
Gross Capitalized costs	917,161	5,141	4	5,145	922,306	2,938
Depreciation, depletion and amortization	(305,017)	(3,928)	(4)	(3,932)	(308,949)	(1,401)
Net capitalized costs	612,144	1,213	−	1,213	613,357	1,537
December 31, 2022
Unproved oil and gas properties	22,058	288	−	288	22,346	−
Proved oil and gas properties	433,227	1,067	−	1,067	434,294	3,976
Support Equipment	363,855	3,820	−	3,820	367,675	−
Gross Capitalized costs	819,140	5,175	−	5,175	824,315	3,976
Depreciation, depletion and amortization	(275,685)	(4,011)	−	(4,011)	(279,696)	(1,169)
Net capitalized costs	543,455	1,164	−	1,164	544,619	2,807

115

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

b)	Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated entities
	Brazil	Abroad		Total	Equity Method Investees
		South America	Total
December 31, 2024
Acquisition costs:
Proved	−	−	−	−	−
Unproved	116	−	−	116	−
Exploration costs	4,652	658	658	5,310	−
Development costs	78,085	181	181	78,266	73
Total	82,853	839	839	83,692	73
December 31, 2023
Acquisition costs:
Proved	−	−	−	−	−
Unproved	729	−	−	729	−
Exploration costs	5,401	58	58	5,459	50
Development costs	54,391	266	266	54,657	185
Total	60,521	324	324	60,845	235
December 31, 2022
Acquisition costs:
Proved	−	−	−	−	−
Unproved	4,242	−	−	4,242	−
Exploration costs	3,655	263	263	3,918	6
Development costs	35,566	157	157	35,723	152
Total	43,463	420	420	43,883	158

c)	Results of operations for oil and gas producing activities

The Company’s results of operations from oil and natural gas producing activities for the years ended December 31, 2024, 2023 and 2022 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and natural gas production to its segments of Refining, Transportation & Marketing and Gas and Low Carbon Energies (G&LCE), respectively, in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Natural gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation, depletion and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

116

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities						Equity Method Investees
	Brazil	Abroad				Total
		South America	North America	Others	Total
December 31, 2024
Net operation revenues:
Sales to third parties	934	714	−	−	714	1,648	906
Intersegment	323,287	(1)	−	−	(1)	323,286	−
	324,220	714	−	−	714	324,934	906
Production costs	(83,348)	(313)	−	−	(313)	(83,661)	(269)
Exploration expenses	(4,928)	(69)	−	−	(69)	(4,997)	−
Depreciation, depletion and amortization	(49,659)	(240)	−	−	(240)	(49,899)	(190)
Impairment of oil and gas properties	(7,561)	(25)	−	−	(25)	(7,586)	−
Other operating expenses	(31,441)	(27)	371	(8)	336	(31,105)	(50)
Results before income tax expenses	147,282	41	371	(8)	404	147,686	397
Income tax expenses	(50,216)	(47)	30	20	3	(50,213)	−
Results of operations (excluding corporate overhead and interest costs)	97,066	(6)	401	12	407	97,473	397
December 31, 2023
Net operation revenues:
Sales to third parties	3,178	681	−	−	681	3,859	793
Intersegment	330,073	2	−	−	2	330,075	−
	333,251	683	−	−	683	333,934	793
Production costs	(84,634)	(314)	−	−	(314)	(84,948)	(179)
Exploration expenses	(4,887)	(5)	−	−	(5)	(4,892)	−
Depreciation, depletion and amortization	(50,759)	(223)	−	−	(223)	(50,982)	(132)
Impairment of oil and gas properties	(10,301)	−	−	−	−	(10,301)	(367)
Other operating expenses	(12,271)	(75)	(41)	(6)	(122)	(12,393)	(122)
Results before income tax expenses	170,399	66	(41)	(6)	19	170,418	(7)
Income tax expenses	(57,941)	(22)	15	6	(1)	(57,942)	−
Results of operations (excluding corporate overhead and interest costs)	112,458	44	(26)	−	18	112,476	(7)
December 31, 2022
Net operation revenues:
Sales to third parties	5,933	814	−	−	814	6,747	1,404
Intersegment	394,456	1	−	−	1	394,457	−
	400,389	815	−	−	815	401,204	1,404
Production costs	(103,035)	(386)	−	−	(386)	(103,421)	(207)
Exploration expenses	(3,753)	(863)	−	−	(863)	(4,616)	−
Depreciation, depletion and amortization	(53,506)	(219)	−	−	(219)	(53,725)	(212)
Impairment of oil and gas properties	(6,350)	(11)	−	−	(11)	(6,361)	−
Other operating expenses	15,769	(5)	(39)	109	65	15,834	(115)
Results before income tax expenses	249,514	(669)	(39)	109	(599)	248,915	870
Income tax expenses	(84,549)	227	−	(16)	211	(84,338)	−
Results of operations (excluding corporate overhead and interest costs)	164,965	(442)	(39)	93	(388)	164,577	870

117

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

d)	Reserve quantities information

As presented in note 4.1, proven reserves of oil and natural gas are the volumes of oil and natural gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty as being, as of a certain date, economically recoverable from known reservoirs and with the economic conditions, operational techniques and existing government standards, until the expiration of the contracts that provide for the right to operate, unless evidence provides reasonable certainty of renewal. The hydrocarbon extraction project must have started or there must be reasonable certainty that the project will start within a reasonable time. These estimates of oil and natural gas reserves require a high level of judgment and complexity, and influence different items in the company's Financial Statements.

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2024, 2023 and 2022 are presented in the following table. Proved reserves are estimated in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

In some cases, there is a need for substantial new investments in additional wells or equipment to recover these proved reserves, which are called undeveloped proved reserves.

Reserve estimates are subject to variations due to technical reservoir uncertainties and changes in economic scenarios.

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

118

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Crude oil in Brazil	Crude Oil in South America	Synthetic Oil in Brazil	Consolidated Total	Crude Oil in North America	Total
At January 1, 2024	9,210	2	−	9,212	16	9,228
Extensions and discoveries	−	−	−	−	−	−
Revisions of previous estimates	1,185	−	−	1,185	−	1,184
Production for the year	(761)	−	−	(761)	(2)	(764)
Reserves at December 31, 2024	9,634	2	−	9,636	13	9,649
At January 1, 2023	8,908	2	−	8,910	16	8,926
Extensions and discoveries	95	−	−	95	−	95
Revisions of previous estimates	1,140	−	−	1,140	2	1,142
Sales of reserves	(147)	−	−	(147)	−	(147)
Production for the year	(786)	−	−	(786)	(2)	(789)
Reserves at December 31, 2023	9,210	2	−	9,212	16	9,228
At January 1, 2022	8,406	2	10	8,419	17	8,435
Revisions of previous estimates	1,705	−	−	1,705	3	1,708
Sales of reserves (1)	(455)	−	(10)	(465)	(1)	(465)
Production for the year	(748)	−	(1)	(749)	(3)	(752)
Reserves at December 31, 2022	8,908	2	−	8,910	16	8,926
(1) Includes the effects of co-participation agreements in Atapu and Sépia, as they are movements similar to sales.
(*) Apparent differences in the sum of installments are the result of rounding.
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Natural Gas in Brazil	Natural Gas in South America	Synthetic Gas in Brazil	Consolidated Total	Natural Gas in North America	Total
At January 1, 2024	9,335	163	−	9,498	7	9,504
Extensions and discoveries	−	7	−	7	−	7
Revisions of previous estimates	796	19	−	815	(4)	811
Production for the year	(549)	(20)	−	(569)	(1)	(570)
Reserves at December 31, 2024	9,582	168	−	9,750	2	9,752
At January 1, 2023	8,504	173	−	8,677	6	8,683
Extensions and discoveries	779	15	−	794	−	794
Revisions of previous estimates	673	(5)	−	668	1	669
Sales of reserves	(47)	−	−	(47)	−	(47)
Production for the year	(573)	(20)	−	(594)	(1)	(595)
Reserves at December 31, 2023	9,335	163	−	9,498	7	9,504
At January 1, 2022	7,912	177	17	8,106	7	8,113
Revisions of previous estimates	1,560	16	−	1,575	−	1,575
Sales of reserves (1)	(382)	−	(15)	(397)	(1)	(398)
Production for the year	(586)	(20)	(1)	(606)	(1)	(607)
Reserves at December 31, 2022	8,504	173	−	8,677	6	8,683
(1) Includes the effects of co-participation agreements in Atapu and Sépia, as they are movements similar to sales.
(*) Apparent differences in the sum of installments are the result of rounding
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

The natural gas production presented in these tables is the volume extracted from our proved reserves, including gas consumed in operations and excluding reinjected gas. Our disclosed proved gas reserves include volumes of gas consumed, which represent 36% of our total proved natural gas reserves in 2024.

The tables below summarize information on changes in proven oil and gas reserves, in millions of barrels of oil equivalent, of our consolidated and equity-invested entities for 2024, 2023 and 2022:

119

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated Entities				Equity Method Investees
Proved developed and undeveloped reserves (*)	Oil equivalent in Brazil	Oil equivalent in South America	Synthetic Oil in Brazil	Consolidated Total	Oil equivalent in North America	Total
At January 1, 2024	10,873	31	−	10,904	17	10,921
Extensions and discoveries	−	1	−	1	−	2
Revisions of previous estimates	1,326	4	−	1,330	(1)	1,329
Production for the year	(859)	(4)	−	(863)	(3)	(865)
Reserves at December 31, 2024	11,341	32	−	11,372	14	11,386
At January 1, 2023	10,423	33	−	10,455	17	10,473
Extensions and discoveries	233	3	−	236	−	237
Revisions of previous estimates	1,260	(1)	−	1,259	2	1,262
Sales of reserves	(155)	−	−	(155)	−	(155)
Production for the year	(888)	(4)	−	(892)	(2)	(894)
Reserves at December 31, 2023	10,873	31	−	10,904	17	10,921
At January 1, 2022	9,816	33	13	9,862	18	9,880
Revisions of previous estimates	1,983	3	−	1,986	3	1,989
Sales of reserves (1)	(523)	−	(12)	(536)	(1)	(536)
Production for the year	(852)	(4)	(1)	(857)	(3)	(860)
Reserves at December 31, 2022	10,423	33	−	10,455	17	10,473
(1) Includes the effects of co-participation agreements in Atapu and Sépia, as they are movements similar to sales.
(*) Apparent differences in the sum of installments are the result of rounding.
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

In 2024, we incorporated 1,330 million boe of proved reserves by revisions to previous estimates, composed of:

(i) addition of 883 million boe due to new projects, mainly in the Atapu and Sépia fields, and other fields in the Santos, Campos and Solimões Basins;

(ii) addition of 447 million boe resulting from the good performance of assets, mainly in the Búzios, Itapu, Tupi and Sépia fields, in the Santos Basin and other revisions.

We had no relevant changes in reserves related to changes in the price of oil.

The Company's total proved reserve in 2024 resulted in 11,386 million boe, considering the variations described above and discounting the year's production of 865 million boe. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the Company to record reserves.

In 2023, we incorporated 1,262 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,092 million boe arising from the good performance of assets, mainly in Búzios, Tupi and Atapu fields, in the Santos Basin;

(ii) addition of 170 million boe due to new projects and other revisions.

We did not have relevant changes on reserves related to the variation in the oil price.

In addition, we incorporated 237 million boe from discoveries and extensions, mainly due to the declaration of commerciality of Raia Manta and Raia Pintada fields (non-operated), in the Campos Basin.

Moreover, proved reserves were reduced by 155 million boe, resulting from sales.

The Company's total proved reserve resulted in 10,921 million boe in 2023, considering the variations above and the reduction from 2023 production of 894 million boe. Production refers to volumes that were previously included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States of America and Argentina. The production also does not consider volumes of injected gas, the production of Extended Well Tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the registration of reserves by the Company.

120

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

In 2022, we incorporated 1,989 million boe of proved reserves by revising previous estimates, including:

(i) addition of 1,279 million boe due to new projects, mainly in Búzios field and in other fields in the Santos and Campos Basins; and

(ii) addition of 710 million boe arising from other revisions, mainly due to good performance of reservoirs in the pre-salt layer of Santos Basin and to the contract term extension of Rio Urucu and Leste do Urucu fields. We did not have relevant changes related to the variation in the oil price.

The addition in our proved reserves were partially offset by the reduction of 536 million boe, due to the effects of the transfer of interests of 5% of the Surplus Volume of the Transfer of Rights of Búzios field, of the write-offs related to the Co-Participation Agreements of Atapu and Sepia fields and of sales of properties in mature fields.

The Company's total proven reserve in 2022 resulted in 10,473 million boe, considering the incorporations, reviews and assignments of rights described above and discounting the year's production of 860 million boe. This production refers to volumes that were included in our reserves and, therefore, does not consider natural gas liquids, since the reserve is estimated at a reference point prior to gas processing, except in the United States and Argentina. Production also does not consider volumes of injected gas, the production of long-term tests in exploratory blocks and production in Bolivia, since the Bolivian Constitution does not allow the recording of reserves.

The tables below present the volumes of proved developed and undeveloped reserves, net, that is, reflecting Petrobras' participation:

	2024
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,884	5,387	5,843
South America, outside Brazil (1)	1	80	15
Total Consolidated Entities	4,885	5,467	5,858
Equity Method Investees
North America (1)	13	2	14
Total Equity Method Investees	13	2	14
Total developed Consolidated and Equity Method Investees	4,898	5,469	5,872
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,750	4,194	5,497
South America, outside Brazil (1)	1	89	17
Total Consolidated Entities	4,751	4,283	5,514
Equity Method Investees
North America (1)	−	−	−
Total Equity Method Investees	−	−	−
Total undeveloped Consolidated and Equity Method Investees	4,751	4,283	5,514
Total proved reserves (developed and undeveloped)	9,649	9,752	11,386
(1) South American oil reserves include 24% natural gas liquids in developed reserves and 24% in undeveloped reserves. North American oil reserves include 14% natural gas liquids in developed reserves and 17% in undeveloped reserves.
(*) Apparent differences in the sums are due to rounding.
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

121

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	2023
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,710	5,522	5,694
South America, outside Brazil (1)	1	92	17
Total Consolidated Entities	4,711	5,614	5,711
Equity Method Investees
North America (1)	14	6	15
Total Equity Method Investees	14	6	15
Total developed Consolidated and Equity Method Investees	4,726	5,620	5,727
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,500	3,814	5,179
South America, outside Brazil (1)	1	70	13
Total Consolidated Entities	4,501	3,884	5,193
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,503	3,885	5,194
Total proved reserves (developed and undeveloped)	9,228	9,504	10,921
(1) South American oil reserves include 25% of natural gas liquids in developed reserves and 26% in undeveloped reserves. North American oil reserves include 6% natural gas liquids in developed reserves and 7% in undeveloped reserves.
(*) Apparent differences in the sums are due to rounding.
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

	2022
	Crude Oil	Natural Gas	Total oil and gas
	(mmbbl)	(bncf)	(mmboe)
Net proved developed reserves (*):
Consolidated Entities
Brazil	4,185	5,097	5,093
South America, outside Brazil (1)	1	91	17
Total Consolidated Entities	4,186	5,188	5,110
Equity Method Investees
North America (1)	14	5	15
Total Equity Method Investees	14	5	15
Total developed Consolidated and Equity Method Investees	4,200	5,193	5,125
Net proved undeveloped reserves (*):
Consolidated Entities
Brazil	4,723	3,407	5,330
South America, outside Brazil (1)	1	82	15
Total Consolidated Entities	4,724	3,489	5,346
Equity Method Investees
North America (1)	2	1	2
Total Equity Method Investees	2	1	2
Total undeveloped Consolidated and Equity Method Investees	4,726	3,490	5,348
Total proved reserves (developed and undeveloped)	8,926	8,683	10,473
(1) South American oil reserves include 24% of natural gas liquids in developed reserves and 24% in undeveloped reserves. North American oil reserves include 2% natural gas liquids in developed reserves and 4% in undeveloped reserves.
(*) Apparent differences in sums are due to rounding
In 2023 we standardize the conversion between gas and oil equivalent to 5,614.65 ft3 = 1 boe, equivalent to the conversion used in contracts in Brazil. The quantities from previous years are restated with the new conversion.

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimates of future cash inflows from production are calculated by applying the average price during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the first price of each month within that period, unless prices are set by contractual agreements, excluding indexes based on future conditions. Variations in future prices are limited to variations foreseen in existing contracts at the end of each year. Future development and production costs correspond to the estimated future expenditures necessary to develop and extract the estimated proven reserves at the end of the year, including abandonment costs, based on cost indications at the end of the year, assuming as a premise the continuity of economic conditions at the end of the year. The estimated future income tax is calculated using the official rates in force at the end of the year. In Brazil, together with income tax, future social contributions are included. The amounts presented as future income tax expenses include permitted deductions, to which official rates apply. Net discounted future cash flows are calculated using discount factors of 10%, applied mid-year. This discounted future cash flow requires estimates of when future expenditures will be incurred and when reserves will be extracted, year by year.

122

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measurement of discounted future net cash flows is originally presented in US dollars on SEC Form 20-F and was converted into reais for presentation in these financial statements. Therefore, in order to maintain consistency with the criteria used to measure estimates of future cash inflows, as previously described, the exchange rate used for conversion for each period is derived from the average exchange rate of the US dollar during the 12-month period prior to the closing date, determined as an unweighted arithmetic average of the exchange rate on the first day of each month within that period. The exchange rate variations arising from this conversion are shown as accumulated conversion adjustments in the flow movement tables, as follows:

123

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
December 31, 2024
Future cash inflows	4,299,432	3,111	4,302,543	5,051
Future production costs	(1,632,483)	(1,803)	(1,634,286)	(745)
Future development costs	(401,447)	(576)	(402,023)	(184)
Future income tax expenses	(805,191)	(314)	(805,505)	−
Undiscounted future net cash flows	1,460,311	418	1,460,729	4,121
10 percent midyear annual discount for timing of estimated cash flows (1)	(690,246)	(164)	(690,410)	(1,406)
Standardized measure of discounted future net cash flows	770,065	254	770,319	2,716
December 31, 2023
Future cash inflows	4,102,959	3,256	4,106,215	6,075
Future production costs	(1,746,413)	(1,773)	(1,748,186)	(958)
Future development costs	(321,063)	(568)	(321,631)	(64)
Future income tax expenses	(704,872)	(218)	(705,090)	−
Undiscounted future net cash flows	1,330,611	697	1,331,308	5,054
10 percent midyear annual discount for timing of estimated cash flows (1)	(601,934)	(230)	(602,164)	(1,595)
Standardized measure of discounted future net cash flows	728,677	466	729,143	3,459
December 31, 2022
Future cash inflows	5,068,475	4,311	5,072,786	8,146
Future production costs	(2,058,944)	(1,837)	(2,060,781)	(1,407)
Future development costs	(322,232)	(660)	(322,892)	(110)
Future income tax expenses	(919,144)	(453)	(919,597)	−
Undiscounted future net cash flows	1,768,155	1,360	1,769,515	6,630
10 percent midyear annual discount for timing of estimated cash flows (1)	(782,186)	(636)	(782,822)	(2,065)
Standardized measure of discounted future net cash flows	985,969	724	986,693	4,565
(1) Semiannual capitalization
Apparent differences in the sum of the numbers are due to rouding.

Changes in discounted net future cash flows:

124

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

	Consolidated entities			Equity Method Investees
		Abroad
	Brazil	South America	Total
Balance at January 1, 2024	728,677	466	729,143	3,459
Sales and transfers of oil and gas, net of production cost	(240,873)	(279)	(241,152)	(641)
Development cost incurred	78,085	181	78,266	73
Net change due to purchases and sales of minerals in place	−	−	−	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	37	37	10
Revisions of previous quantity estimates	175,135	142	175,277	(166)
Net change in prices, transfer prices and in production costs	54,907	(223)	54,684	(384)
Changes in estimated future development costs	(127,513)	(95)	(127,608)	(34)
Accretion of discount	72,868	68	72,936	320
Net change in income taxes	(26,030)	(93)	(26,123)	−
Other – unspecified	−	14	14	(172)
Cummulative translation adjustment	54,809	34	54,843	250
Balance at December 31, 2024	770,065	254	770,319	2,716
Balance at January 1, 2023	985,969	724	986,693	4,565
Sales and transfers of oil and gas, net of production cost	(248,617)	(270)	(248,888)	(617)
Development cost incurred	54,392	266	54,657	185
Net change due to purchases and sales of minerals in place	(19,498)	−	(19,498)	−
Net change due to extensions, discoveries and improved recovery, less related costs	29,331	93	29,424	56
Revisions of previous quantity estimates	158,304	16	158,320	412
Net change in prices, transfer prices and in production costs	(319,989)	(484)	(320,473)	(1,005)
Changes in estimated future development costs	(82,161)	(134)	(82,295)	(84)
Accretion of discount	98,597	102	98,699	341
Net change in income taxes	103,203	150	103,353	−
Other – unspecified	−	23	23	(266)
Cummulative translation adjustment	(30,854)	(20)	(30,873)	(128)
Balance at December 31, 2023	728,677	466	729,143	3,459
Balance at January 1, 2022	616,392	478	616,870	2,523
Sales and transfers of oil and gas, net of production cost	(279,162)	(318)	(279,480)	(1,208)
Development cost incurred	35,566	158	35,723	152
Net change due to purchases and sales of minerals in place	(87,735)	−	(87,735)	−
Net change due to extensions, discoveries and improved recovery, less related costs	−	−	−	50
Revisions of previous quantity estimates	332,473	89	332,562	420
Net change in prices, transfer prices and in production costs	666,963	630	667,593	1,799
Changes in estimated future development costs	(120,127)	(201)	(120,328)	(22)
Accretion of discount	61,639	70	61,709	478
Net change in income taxes	(212,139)	(86)	(212,225)	−
Other – unspecified	−	(76)	(76)	476
Cummulative translation adjustment	(27,901)	(19)	(27,920)	(103)
Balance at December 31, 2022	985,969	724	986,693	4,565
Apparent differences in the sum of the numbers are due to rounding.

125

SUPPLEMENTARY INFORMATION (Unaudited) PETROBRAS (In millions of reais, unless otherwise indicated)

Additional information of general public concern – Law 13,303/16 (unaudited)

In compliance with the requirements for disclosing data on activities that, in compliance with the requirements of article 3 of Petrobras' Bylaws, are related to the achievement of public interest purposes under conditions different from those of any other private sector company operating in the same market, we summarize below the commitments in force in 2024:

I – Priority Thermoelectric Program – (Programa Prioritário de Termeletricidade- PPT)

The Program, established by Decree No. 3,371, of February 24, 2000, aimed at the implementation of thermoelectric plants. The plants that are part of this Program, as long as they had started in effective commercial operation by December 31, 2004, are entitled to the supply of natural gas by Petrobras for a period of up to 20 years, counted from the beginning of commercial operation, with a price pre-established and readjusted by American inflation.

The supply of gas to the plants under the PPT generated, in 2024, revenues of R$ 850 and costs of R$ 1,092, generating a negative impact on result of R$ 242.

In 2024, the last agreements covered by the Program were executed and finalized.

II– National Program for Rationalization of the Use of Oil and Natural Gas Products (Programa Nacional de Racionalização do Uso dos Derivados do Petróleo e do Gás Natural – CONPET)

The Program, established through the Decree of July 18, 1991, aims to promote the development of an anti-waste culture in the use of non-renewable natural resources. Petrobras also participates in the Brazilian Vehicle Labeling Program (PBEV), in partnership with the National Institute of Metrology, Quality and Technology (INMETRO), which aims to encourage the production and use of gas appliances and more efficient vehicles. In 2024, the costs associated with CONPET, paid for by the company's budget, amounted to approximately R$ 4 thousand.

126

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS PETROBRAS Financial Statements as of December 31, 2024

BOARD OF DIRECTORS

PIETRO ADAMO SAMPAIO MENDES
CHAIRMAN

BRUNO MORETTI	FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS	JERÔNIMO ANTUNES
MEMBER	MEMBER	MEMBER

JOSÉ JOÃO ABDALLA FILHO	MAGDA MARIA DE REGINA CHAMBRIARD	MARCELO GASPARINO DA SILVA
MEMBER	MEMBER	MEMBER

RAFAEL RAMALHO DUBEUX	RENATO CAMPOS GALUPPO	ROSANGELA BUZANELLI TORRES
MEMBER	MEMBER	MEMBER
VITOR EDUARDO DE ALMEIDA SABACK MEMBER

EXECUTIVE BOARD

MAGDA MARIA DE REGINA CHAMBRIARD
CHIEF EXECUTIVE OFFICER (President)

CLARICE COPPETTI	CLAUDIO ROMEO SCHLOSSER	FERNANDO SABBI MELGAREJO
CHIEF OF CORPORATE AFFAIRS EXECUTIVE OFFICER	CHIEF OF LOGISTICS, SALES AND MARKETS EXECUTIVE OFFICER	CHIEF OF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER

MÁRIO VINÍCIUS CLAUSSEN SPINELLI	MAURICIO TIOMNO TOLMASQUIM	RENATA FARIA RODRIGUES BARUZZI LOPES
CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER	CHIEF OF ENERGY TRANSITION AND SUSTAINABILITY EXECUTIVE OFFICER	CHIEF OF ENGINEERING, TECHNOLOGY AND INNOVATION EXECUTIVE OFFICER

SYLVIA MARIA COUTO DOS ANJOS		WILLIAM FRANÇA DA SILVA
CHIEF OF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER		CHIEF OF INDUSTRIAL PROCESSES AND PRODUCTS EXECUTIVE OFFICER
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA CHIEF ACCOUNTING OFFICER (CAO) CRC-RJ-062563/O-5

127

STATEMENT OF DIRECTORS ON FINANCIAL STATEMENTS AND AUDITORS’ REPORT PETROBRAS

In compliance with the provisions of items V and VI of article 27 of CVM Resolution No. 80, of March 29, 2022, the president and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with CNPJ under No. 33.000.167/0001-01, declare that the financial statements were prepared in accordance with the law or the by-laws and that:

(i) reviewed, discussed and agree with Petrobras' financial statements for the social year ended December 31, 2024;

(ii) reviewed, discussed and agree with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding Petrobras' financial statements for the social year ended December 31, 2024.

Rio de Janeiro, February 26, 2025.

Magda Maria de Regina Chambriard	Mauricio Tiomno Tolmasquim
Chief Executive Officer	Chief of Energy Transition and Sustainability Executive Officer

Clarice Coppetti	Renata Faria Rodrigues Baruzzi Lopes
Chief of Corporate Affairs Executive Officer	Chief of Engineering, Technology and Innovation Executive Officer

Claudio Romeo Schlosser	Sylvia Maria Couto dos Anjos
Chief of Logistics, Sales and Markets Executive Officer	Chief Exploration and Production Executive Officer

Fernando Sabbi Melgarejo	William França da Silva
Chief Financial and Investor Relations Executive Officer	Chief of Industrial Processes and Products Executive Officer

Mário Vinícius Claussen Spinelli
Chief Governance and Compliance Executive Officer

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KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) as

issued by International Accounting Standards Board (IASB)

To the Board of Directors and Shareholders of Petróleo Brasileiro S.A. - Petrobras Rio de Janeiro – RJ
Opinion

We have audited the individual and consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras S.A. ("Company") referred to as parent company and consolidated financial statements, respectively, which comprise the statement of financial position as at December 31, 2024, and the statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the accompanying financial statements present fairly, in all material respects, the individual and consolidated financial position of Petróleo Brasileiro S.A. - Petrobras S.A., as at December 31, 2024, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors Responsibilities for the Audit of the Individual and Consolidated Financial Statements section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements included in the Accountants Professional Code of Ethics (“Código de Ética Profissional do Contador”) and in the professional standards issued by the Brazilian Federal Accounting Council (“Conselho Federal de Contabilidade”), and we have fulfilled our ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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Key Audit Matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion on those individual and consolidated financial statements, and, therefore, we do not express a separate opinion on these matters.

1 - Assessment of the measurement of the actuarial obligation of the defined benefit pension and health care plans
According to notes 4.4 and 18.3 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company sponsors defined benefit pension and health care plans that provide supplementary post retirement benefits and medical care to its employees and former employees.

The measurement of the actuarial obligation of the pension and health care plans is dependent, in part, of certain actuarial assumptions. These assumptions include the discount rate and projected medical and hospital costs. The Company hires external actuary to assist in the process of assessing the actuarial assumptions and valuing the actuarial obligation under its pension and health care plans.

We considered the measurement of the actuarial obligations for the pension and health care plans as a key audit matter due to the level of judgment inherent to the actuarial assumptions determination, as well as for the impact that changes on these assumptions could have on the actuarial obligations of the pension and health care plans.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of measuring the actuarial liability, including controls related to the development, review and approval of the discount rates assumptions and projected medical and hospital costs;

-   Assessment of the scope, competency, and objectivity of the external actuary hired to assist in the estimate definition of the actuarial obligations for the pension and health care plans, including the nature and scope of the work performed, their professional qualification and experience; and

-   Assessment, with the support of our actuarial specialists, of the assumptions such as discount rates and projected medical and hospital costs, including comparing them to data obtained from external sources.

According to the evidence obtained from performing the procedures described above, we considered that the measurement of the actuarial liability of the defined benefit pension and health care plans is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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2 - Evaluation of the impairment testing of exploration and production cash generating units
According to notes 4.2.1, 4.2.2, 4.2.2(a) and 25 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

The Company identifies its cash generating units (“CGUs”), estimates the recoverable amount of each CGUs based on a projected cash flow for each CGU, and compares to the carrying amount of these CGUs. The cash flow projections used to determine the recoverable amount depend on certain future assumptions such as: Brent oil price, exchange rate (Brazilian Real/US Dollar), capitalizing expenditures (”CAPEX”), operating expenditures (“OPEX”), and volume and timing of recovery of the oil and gas reserves. The recoverable amount is also sensitive to changes in the discount rate used in the cash flow.

In addition, the definition of exploration and production segment CGUs considers operational factors that impact the interdependencies between oil and gas assets, and, may result in redefinition through aggregations or segregations of the exploration and production areas into CGUs.

We considered the impairment testing of exploration and production cash generating units as a key audit matter due to the level of complexity and subjectivity on the definition of exploration and production´s CGUs, and the impact that changes in future assumptions could have on the estimate of the recoverable amount.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of determining the recoverable amount of exploration and production´s CGU assets, including controls related to the review and approval of the determination of the CGUs, and of the key assumptions used to estimate the recoverable amount;

-   Assessment of the operational factors considered by the Company for changes in exploration and production CGUs during the year, and compared them to information obtained from internal and external sources;

-   Assessment of the determination of recovery of oil and gas reserves estimates internally prepared, by comparing it with volumes certified by external reservoirs specialists hired by the Company, and, for a sampling selection of CGUs, with historical data on production;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the estimate of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, this included assessing the nature and scope of the work performed, and their professional qualifications and experience;

-   Assessment, for a sampling selection of CGUs, of the CAPEX and OPEX used on the cash flows projection by comparing to the same business plan approved by the Company, and its long-term budgets;

-   Assessment of Company’s ability to project cash flows by comparing the estimated cash flows with actual Company´s cash flows for the year ended December 31, 2024 for a selection of CGUs; and

-   Assessment, with the support of our valuation specialists, of the key assumptions used in the impairment test, such as discount rate, future price of oil and natural gas and exchange rates, comparing them to external market data.

During the course of our audit procedures, was identified unrecorded adjustment that affect the measurement and disclosure of the recoverable amount of the CGUs, which was not corrected by management, since it was considered to be immaterial.

According to the evidence obtained from performing the procedures described above, we considered that the recoverable amounts for assets of the exploration and production cash generating units are acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

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3 - Evaluation of the estimate of the provision for decommissioning costs
According to notes 4.6 and 20 of the individual and consolidated financial statements.
Key audit matter	How the matter was addressed in our audit

As a part of its operations, the Company incurs on costs related to the obligation to restore and rehabilitate the environment upon the area abandonment.

The Company’s estimate of the provision for decommissioning costs includes assumptions in relation to the extent of the obligations assumed for environmental restoration, which includes the decommissioning costs and removal of oil and gas production facilities, as well as the timing estimated of the abandonment.

We considered the evaluation of the estimate of the provision for decommissioning costs as a key audit matter due to the level of judgment involved on determining the respective assumptions, especially on the extent of the obligations assumed for the environmental repair, which is the criteria to be met when the removal and restoration actually occurs, the timing and estimated costs of abandonment.

Our audit procedures included, but were not limited to:

-   Tests of design and effectiveness of certain internal controls related to the process of defining the provision for decommissioning areas estimate, including controls related to the development, review and approval of the key assumptions such as timing of area abandonment and estimated costs of abandonment;

-   Assessment of the assumptions of abandonment timing used by the Company, by comparing the production curves and useful life of the oil and gas reserves used in the estimate, with oil and gas reserve volumes certified by external reservoirs specialists hired by the Company;

-   Assessment, with the support of our infrastructure valuation specialists, of the method used to define the extent of decommissioning work in the determination of the estimated costs by comparing the method to applicable regulatory requirements and relevant industry practices, as well as the assessment of the estimated costs of abandonment by comparing certain costs to existing contracts;

-   Assessment of the scope, competency, and objectivity of the Company´s internal engineers responsible for the production curves and useful life of the oil and gas reserves, as well as the external reservoir specialists hired by the Company, which included assessing the nature and scope of the work performed, and their professional qualifications and experience; and

-   Assessment of Company’s ability to prepare this estimate by comparing a sampling selection of actual expenditure incurred with the decommissioning of oil and gas production facilities already under abandonment, to the provision for decommissioning previously recognized for such facilities.

According to the evidence obtained from performing the procedures described above, we considered that the amount of provision for decommissioning costs is acceptable in the context of the individual and consolidated financial statements taken as a whole, for the year ended December 31, 2024.

Other matters - Statements of value added

The individual and consolidated statements of value added for the year ended December 31, 2024, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted to the same audit procedures followed together with the audit of the Company's financial statements. In order to form our opinion, we evaluated whether these statements are reconciled to the financial statements and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 (R1) - Statement of Value Added. In our opinion, these statements of value added have been adequately prepared, in all material respects, according to the criteria set on this Technical Pronouncement and are consistent with the individual and consolidated financial statements taken as a whole.

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Other information accompanying the individual and consolidated financial statements and the auditor's report

Management is responsible for the other information. The other information comprises the Management’s Report and the Financial Performance Report.

Our opinion on the individual and consolidated financial statements does not cover the Management’s Report and the Financial Performance Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management’s Report and the Financial Performance Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work performed, we conclude that there is material misstatement in the Management’s Report and the Financial Performance Report, we are required to report on that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Individual and Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company and its subsidiaries, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company and its subsidiaries’ financial reporting process.

Auditors’ Responsibilities for the Audit of the Individual and Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect possible existing material misstatements. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of our audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-      Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve the act of collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-      Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

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-      Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

-      Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries' ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor´s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

-      Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

-      Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, February 26, 2025

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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REPORT OF THE FISCAL COUNCIL

PETROBRAS

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, examined the following documents issued by PETROBRAS and appreciated by the Board of Directors, on February 26, 2025: I - Report of the Administration of the 2024 Financial Year; II - Financial Statements for the year ended December 31, 2024 and III - Dividend Distribution Proposal for the year 2024.

Based on the examinations carried out, considering the accounting practices adopted in Brazil, the information provided by Management and the Independent Auditors' Report on the individual and consolidated Financial Statements, issued without reservations by KPMG Auditores Independentes Ltda., dated February 26, 2025, the Fiscal Council is of the opinion that the documents presented are in a position to be deliberated by the Ordinary General Meeting of Shareholders of PETROBRAS, scheduled to be held on April 16, 2025.

The Fiscal Council members declare that they are not aware of any other events that may affect the Financial Statements for the year ended December 31, 2024.

Rio de Janeiro, February 26, 2025.

Daniel Cabaleiro Saldanha

Chairman

Cristina Bueno Camatta Counselor	Ronaldo Dias Counselor
Viviane Aparecida da Silva Varga Counselor	Paulo Roberto Franceschi Counselor

Eduardo Damazio da Silva Rezende

Technical Advisor

CRC/RJ- 084155/O-3

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SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - FISCAL YEAR 2024

PETROBRAS

To the Board of Directors of

Petróleo Brasileiro S.A.- Petrobras

Presentation

The Statutory Audit Committee (“SAC” or “Committee”) is a permanent body, directly linked to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras (“Company”), has its own Internal Regulations (“Rules”), being governed by the rules provided for in Brazilian legislation and other regulations - especially by Law No. 13,303, of June 30, 2016, Decree No. 8,945, of December 27, 2016, Decree No. 11,048, of April 18, 2022 and CVM Resolution No. 23, of February 25, 2021, and other applicable regulations, including the Sarbanes-Oxley Act (“SOx”) and rules issued by the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”).

The Statutory Audit Committee's purpose is to assist the Board of Directors in the exercise of its functions, acting mainly on (i) the quality, transparency and integrity of the annual and quarterly consolidated financial statements; (ii) the effectiveness of the internal control processes for the production of financial reports; (iii) the performance, independence and quality of the work of the independent auditors and the internal auditors; (iv) risk management; (v) transactions with related parties; (vi) the actuarial calculations and results of the plans and benefits maintained by the Fundação Petrobras de Seguridade Social; (vii) monitoring the activities of the health care plan in the self-management modality; and (viii) the adequacy of actions to prevent and combat fraud and corruption.

The SAC is composed of 4 (four) members, chosen by the Board of Directors from among its members. At least 01 (one) of the members of the SAC must be a member of the Petrobras Board of Directors elected by the minority shareholders or by the holders of preferred shares.

On 02/24/2025, the Statutory Audit Committee, for the remainder of the 2024-2026 management period, comprises the Board of Directors Jerônimo Antunes (Chairman of the Committee) and the External Members Eugênio Tiago Chagas Cordeiro e Teixeira, Fábio Veras de Souza e Newton de Araujo Lopes.

Summary of activities in 2024

In the period from March 6, 2024 (after the ordinary meeting that considered Petrobras' Financial Statements for the fiscal year ended on 12/31/2023) to February 24, 2025 (date of the ordinary meeting that analyzed the Petrobras' Financial Statements for the year ended 12/31/2024), Petrobras' Statutory Audit Committee held 44 meetings (see Annex I) that covered 269 agendas, involving Board Members, Fiscal Council Members, Members of the Integrity Committee, Members of the Petrobras Ethics Committee, Executive Directors, Executive Managers, General Attorney, General Ombudsman, Internal Auditors, Independent Auditors, Internal and External Lawyers and members of Audit Committees of Petrobras Equity Interests, segregated as follows:

Period from 3/06/2024 to 02/24/2025
Total of meetings	47 meetings	3.9 meetings/ month
Total of agendas	315 agendas	6.7 agendas/ meeting

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During this period, the SAC issued 174 Manifestations, which represents an average of 3.7 manifestations per meeting. Manifestations can be requests, guidelines and suggestions, as defined in the SAC operating standard:

- Requests are those in which the responsible units must return to the Committee, according to the defined term or for periodic monitoring, such as follow-up;

- The guidelines are those that the Committee expects to be followed by the responsible units, with no mandatory return to the Committee, and are generally related to the matters referred;

- Suggestions are those issued to the responsible units, who will carry out an assessment of pertinence and opportunity for reception.

Over the period, 217 Requests were monitored, of which 169 were answered in that period.

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Among the activities carried out in the year, the following stand out:

• Monitoring the process of preparing the financial statements and quarterly financial information, related to the year ended on December 31, 2024, through meetings with administrators and independent auditors;

• Reports to the market (Management Report for 2023, Form-20F 2023 and Reference Form 2024 – base year 2023);

• Monitoring of legal contingencies;

• Monitoring the risk matrix classified as High and Very High, of the Strategic Risks for reporting purposes to Senior Management, in addition to assessing the evolution of the Petrobras Risk Matrix, reporting operational risks monitored corporately via the “bow tie” methodology, as well as the 2023 Integrated Report on Business Risk Management Activities;

• Monthly routine reporting from the General Ombudsman’s Office to the SAC, at the Committee meeting, regarding high and very high risk complaints, and all complaints linked to Senior Management personnel;

• Receiving, forwarding and monitoring complaints through the Integrity Report and the General Ombudsman's Integrated Report; and quarterly reserved session on complaints of high-risk and very high-risk fraud and corruption covering all activities, complaints and measures taken, as well as monitoring of Administrative Responsibility Processes;

• Monitoring of the Annual Internal Audit Activity Plan 2024, where the SAC became aware of the points of attention and recommendations arising from the work of the Internal Audit, as well as monitoring the remedial measures adopted by the Administration;

• Monitoring of the quarterly report on transactions with related parties of Petrobras and assessment of 6 transactions that required prior analysis by the SAC;

• Monitoring the Internal Controls and Fraud and Corruption Risk Matrix (including challenges and mitigation actions, and the materiality matrix to support the selection of these challenges to fraud and corruption risks);

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• Assessment of the Annual Supervision Report of the Petrobras Social Security Foundation – Petros – Financial Year 2023, Annual Review of Actuarial Assumptions CVM 2024 Petrobras and monitoring of the Governance and Investment Policy of the Petros Foundation;

• Holding 2 (two) joint meetings with the Fiscal Council, and holding 12 meetings, as agenda items, with the Audit Committee of the Petrobras Conglomerate (SACCO) and with the audit committees of the Petrobras conglomerate companies that have own SAC (Local SAC), namely: SAC of Transpetro and SAC of TBG.

Recommendations to the Executive Board

In the debates established in the meetings, held in the period in question, with the managers of the various areas of the Company, recommendations were made for improving the control processes and business management. The manifestations and the respective services are duly recorded in the minutes. The SAC periodically monitors the implementation of these improvements and suggested adjustments.

The Statutory Audit Committee believes that the recommendations made over the period covered by this SAC activity report – whose Action Plans are concluded or in progress – were surrounded by satisfactory mitigation procedures, aiming to minimize any risks of internal controls that could impact the financial statements for the fiscal year ended on 12/31/2024.

Conclusions and recommendation to the Board of Directors

The members of the Statutory Audit Committee declare that they are not aware of any situation of significant divergence between the Management, the Independent Auditors of KPMG, and with the committee itself, in relation to the financial statements for the fiscal year ended December 31, 2024 and taking into account the attributions and limitations inherent to the scope of their activities, considering all the analyses, studies and debates carried out during the meetings and the monitoring and supervision work carried out, with emphasis on the activities of monitoring the quality of the financial statements, internal controls, compliance and risk management, in order to ensure the balance, transparency and integrity of the financial information published for investors, previously described herein in a summarized manner, concluded that:

(i) the internal control processes for the production of financial reports were effective and the actions to prevent and combat fraud and corruption were adequate;

(ii) the Internal Audit has a financial budget compatible with its organizational structure, allowing it to satisfactorily perform its functions, with independent action;

(iii) the Independent Audit was effective and no occurrences that could compromise its independence were reported;

(iv) the management and monitoring of the main risk factors were managed by Management;

(v) the transactions with related parties assessed and monitored in the period complied with Petrobras' Related Party Transactions Policy and provided evidence of the existence of strictly commutative conditions, transparency, equity, the Company's interest and adequate and timely disclosure; and

(vi) the parameters on which the actuarial calculations were based, as well as the results of the benefit plans maintained by the Petrobras Social Security Foundation, are reasonable and in line with best market practices.

As a result of the assessments based on the information received from Petrobras' Management, the work of the Internal Audit and the examinations of the financial statements by the independent auditors, who issued a report with an unqualified opinion, the Statutory Audit Committee recommends the approval, by the Board of Directors, of the financial statements for the fiscal year ended December 31, 2024 for subsequent submission to the General Shareholders' Meeting.

Rio de Janeiro, February 24, 2025.

____________________________________

Jerônimo Antunes

Chairman of the Statutory Audit Committee

Financial and corporate accounting specialist

____________________________________

Eugênio Tiago Chagas Cordeiro e Teixeira

Member of the Statutory Audit Committee

____________________________________

Fábio Veras de Souza

Member of the Statutory Audit Committee

____________________________________

Newton de Araujo Lopes

Member of the Statutory Audit Committee

Financial and corporate accounting specialist

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Annex 1 – List of SAC meetings (period from 03/06/2024 to 02/24/2025)

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PETROBRAS

PETR B3 LISTED N2 | PBR LISTED NYSE | PBRA LISTED NYSE | XPBRA | XPBR

MINISTÉRIO DE MINAS E ENERGIA

GOVERNO FEDERAL BRASIL UNIÃO E RECONSTRUÇÃO

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer